2023

Annual Meeting of Shareholders Proxy Statement

CNO
FINANCIAL GROUP

Notice of Annual Meeting of Shareholders

Voting Items

Proposal 1: To elect the nine directors nominated to the Board of Directors of the Company and named in the Proxy Statement, each for a one-year term ending in 2024.

Proposal 2: To approve, by non-binding advisory vote, the executive compensation of the Company's Named Executive Officers as disclosed in the Proxy Statement.

Proposal 3: To approve, by non-binding advisory vote, the frequency of future votes on executive compensation to be held annually.

Proposal 4: To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2023.

Proposal 5: Shareholder proposal, if properly presented at the meeting, to reduce the existing ownership threshold to request a special shareholders meeting.

To consider other matters, if any, as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The Board of Directors unanimously recommends that you vote FOR all director nominees, in favor of approving Proposals 2 and 4, and in favor of ONE YEAR for Proposal 3. The Board of Directors unanimously recommends that you vote AGAINST Proposal 5.

Your Vote is Important.

In accordance with the rules of the Securities and Exchange Commission (the "SEC"), on or about March 29, 2023, we either mailed you a Notice of Internet Availability of Proxy Materials (the "Notice") notifying you how to vote online and how to access an electronic copy of this Proxy Statement and the Company's Annual Report to Shareholders (together referred to as the "Proxy Materials") or mailed you a complete set of the Proxy Materials and proxy card. If you have not received but would like to receive printed copies of these documents, including a proxy card in paper format, you should follow the instructions for requesting such materials contained in the Notice.

If you received a paper copy of the Proxy Materials, management and the Board of Directors respectfully request that you date, sign and return the enclosed proxy card in the postage-paid envelope so that we receive the proxy card prior to the Annual Meeting. Alternatively, you may follow the instructions on your proxy card or Notice for submitting a proxy electronically or by telephone. If your shares are held in the name of a bank, broker or other holder of record, please follow the procedures as described in the voting form that they send to you. If you subsequently attend the virtual meeting, you may withdraw your proxy and vote during the meeting.

Our Proxy Statement follows. Our Proxy Statement (including all attachments), the Company's Annual Report to Shareholders (which includes the Annual Report on Form 10-K for the year ended December 31, 2022) (which is not deemed to be part of the official proxy soliciting materials), and any amendments to the foregoing materials that are required to be provided to shareholders are available at www.proxyvote.com. Shareholders may obtain copies of the Proxy Statement, Annual Report to Shareholders (including financial statements and schedules thereto) and form of proxy relating to this or future meetings of the Company's shareholders, free of charge on our website at www.CNOinc.com in the "Investors—Financials—SEC Filings" section, by calling (317) 817-2893 or by emailing the Company at ir@CNOinc.com.

By Order of the Board of Directors,

Rachel J. Spehler
Vice President, Deputy General Counsel and Secretary
March 29, 2023
Carmel, Indiana

Meeting and Voting Information



Date and Time
May 10, 2023
8:00 a.m.
Eastern Daylight Time

Record Date
March 13, 2023



Admission
The Annual Meeting is being held virtually only. You will be able to attend the Annual Meeting, vote and submit your questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CNO2023. To participate in the meeting, you must have your 16-digit control number that is shown on your Notice or proxy card.



Voting
You may cast your vote online, by telephone, by mail, or virtually at the meeting. For more details on how to vote, see the Q&A beginning on page 5.

Table of Contents

This Proxy Statement contains forward-looking statements. These statements are subject to significant risks and uncertainties, including those described in our Annual Report on Form 10-K.

Executive Summary

Our Business

CNO Financial Group, Inc. ("CNO," the "Company," "we," "us," or "our") is a Fortune 1000 company with $3.6 billion in total revenues for the year ended December 31, 2022. Our mission is to secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all our stakeholders. Our strategic plan focuses on delivering long-term value for our shareholders.

CNO has a unique set of highly valuable distribution assets that market our annuity, health and life insurance products. We view the financial results of our business based on our consolidated product line segments (annuity, health and life) and the investment and fee income segments. Our exclusive agent distribution force is among the largest in the industry and has deep and established customer relationships. We operate a leading* direct-to-consumer life insurance business with significant brand awareness and a highly leverageable platform. We also operate a growing workforce benefits solutions business.

CNO's operating model is centered on the customers we serve: Consumer and Worksite. This transformative business structure was first introduced in January 2020 and implemented throughout 2021.

In 2022, we capitalized on our unique ability to marry a virtual connection with our in-person agents who complete the critical "last mile" of sales and service delivery. Throughout 2022, our focus remained squarely on delivering growth and executing on our strategic priorities while navigating uncertainty created by external forces (e.g., ongoing pandemic, shifting macroeconomic conditions and preparing for the adoption of required GAAP accounting changes).

2022 Business and Operational Highlights

In 2022, we delivered solid financial results, reinforcing the strength of our diverse and integrated distribution model and broad product portfolio. We continued to advance our business realignment and capitalize on the benefits of our strategic transformation. Regulatory responses to inflation led to volatile macroeconomic conditions that impacted our results.

Within the Consumer Division, we deepened the integration between our direct-to-consumer and exclusive field agency channels, which drove cross-channel efficiencies to better serve our customers. In 2022, customers were able to engage with us online, over the phone, virtually, or in person with a local agent, or a combination of interactions. Our ability to provide customers with this type of hybrid experience—an integrated blend of virtual and local service—is key to how we think about serving our market. It allows us to build deeper, more meaningful relationships with our clients and establish a level of trust that is difficult to duplicate without local agents. We also enhanced our Consumer Division product portfolio with a new Medicare Supplement product and increased Medicare Advantage carrier plans available through our online health insurance marketplace.

Within the Worksite Division, we launched Optavise in June 2022, which unified our Worksite business under a single brand. We now offer employers and employees the unique combination of expert guidance, voluntary benefits, year-round communications and advocacy services, and benefits administration technology. We continued to deploy initiatives to position us for growth in the hybrid work environment. Building out our capabilities gets us deeper into the employer/employee value chain and strengthens our position to capture future growth.

Our broad product portfolio and multi-channel business model enabled us to navigate the pandemic from a position of strength. In 2022, the pandemic began to move to an endemic state and macroeconomic conditions continued to evolve, highlighting the value proposition that our products bring to customers. We experienced increased demand for products within our direct-to-consumer distribution channel, annuity business, and insurance sales at the worksite. Concurrently, in-person distribution of our life products was impacted by new agent recruiting challenges in a tight labor market and shifting customer preferences away from mortality concerns and back to retirement needs. Our fee businesses continued to grow, complementing our underwriting and spread-based earnings.

Rising interest rates led to the higher new money rates within our investment portfolio. This led to growth in our yield on investment income allocated to products for the first time in several years.

*Based on Company research of carrier-owned direct-to-consumer programs and carrier-owned captive agencies.

Company Initiatives

CNO's mission is to secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all our stakeholders.

Strategic Objectives

Our Board of Directors ("Board") frequently discusses our strategy and holds a multi-day, long-term strategy session each year. Management and the Board routinely discuss the implementation and refinement of these goals, and the Board holds management accountable for evaluation and execution. Our strategic objectives remain unchanged:

» Execute on our strategic transformation.

» Extend the breadth and depth of our product offerings.

» Leverage our diverse distribution channels and unique product combinations.

» Expand to serve slightly younger and wealthier consumers within the middle-income market.

» Enhance the customer experience.

» Deploy excess capital to its highest and best use.

Company Results

Strong Financial Performance

As a result of the positive momentum created by growth initiatives that were implemented over the past few years, we delivered solid results in 2022.

» Underwriting results overall continued to be favorably impacted by pandemic-related results driven by lower health claims (as compared to the level of health claims experienced prior to the pandemic), net of higher mortality claims. The margin related to our fixed indexed annuity product was unfavorably impacted by market conditions (primarily higher interest rates and lower equity markets) in 2022 as compared to 2021. Underlying margins excluding the effects of the COVID-19 pandemic, the market volatility related to our fixed indexed annuity products and other significant items remained stable.

» CNO reported net income of $396.8 million, or $3.37 per diluted share, compared to $441.0 million, or $3.36 per diluted share, in 2021.

» Net operating income[1] was $273.9 million, or $2.33 per diluted share, compared to $365.6 million, or $2.79 per diluted share, in 2021.

- Demand for life insurance, particularly within our direct-to-consumer channel, was again strong in 2022. Compared to the prior year, new annualized premium ("NAP") for life insurance in our direct-to-consumer channel was up 10%.

- Macroeconomic conditions continued to spur demand for our annuity products, with collected premiums up 15%.

- Demand for Worksite products increased steadily throughout the year with life and health insurance sales up 20% in the Division.

- Medicare Supplement sales were revitalized by the launch of a refreshed product, leading to growth in the fourth quarter of 14% as compared to the fourth quarter of 2021.

- Supplemental health sales were strong, up 10%.

- Solid policy persistency was experienced in 2022.

Disciplined Expense Control

The insurance industry faced significant headwinds in 2022 from high inflation and other macroeconomic challenges. In response, we remained focused on balancing expense discipline and operating efficiency against continued

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(1) Net operating income; net operating income per diluted share; Operating ROE; book value per diluted share, excluding accumulated other comprehensive income (loss); debt to total capital ratio, excluding accumulated other comprehensive income (loss); and free cash flow, are non-GAAP financial measures. See "Information Related to Certain Non-GAAP Financial Measures" beginning on page 91 for a description of these measures and a reconciliation to the corresponding GAAP measure.

targeted investments to drive future growth and enhance technology. Total allocated and unallocated expenses were down 1.5% in 2022, and included significant regulatory, legal and other items in both periods.

Returning Capital to Shareholders

CNO remains committed to prudent capital management, including deploying its free cash flow into investments to accelerate profitable growth, common stock dividends and share repurchases.

» In 2022, the Company generated $163 million in free cash flow.[1] We returned $245 million to shareholders—$180 million in the form of share repurchases, which reduced our share count by 5%, with a reduction in weighted average shares outstanding of 10% in 2022, and $65 million in the form of common stock dividends.

» For the 10-year period ended December 31, 2022, we returned $3.1 billion to shareholders—$2.6 billion in the form of securities repurchases, which reduced our share count by 48% during this period, and $0.5 billion in the form of common stock dividends.

» As of December 31, 2022, we had $186.9 million of share repurchase authorization remaining.

Solid Capital and Liquidity

We ended 2022 with robust capital and liquidity.

» The unrestricted cash and investments held by CNO and its non-insurance subsidiaries was $167 million, and we had a consolidated risk-based capital ratio of 384% at December 31, 2022.

» Book value per diluted share, excluding accumulated other comprehensive income (loss),[1] increased to $29.90 at the end of 2022 from $26.86 at the end of 2021.

» Our debt to total capital ratio at the end of 2022, excluding accumulated other comprehensive income (loss),[1] was 24.6%.

» Our senior debt is rated as investment grade by all four primary rating agencies.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.

	12/17	12/18	12/19	12/20	12/21	12/22
CNO Financial Group, Inc.	$100.00	$61.48	$ 76.90	$ 96.89	$106.10	$104.41
S&P 500 Life & Health Insurance	100.00	79.23	97.60	88.35	120.76	133.25
S&P 400 Mid Cap	100.00	88.92	112.21	127.54	159.12	138.34

(1) Net operating income; net operating income per diluted share; Operating ROE; book value per diluted share, excluding accumulated other comprehensive income (loss); debt to total capital ratio, excluding accumulated other comprehensive income (loss); and free cash flow, are non-GAAP financial measures. See "Information Related to Certain Non-GAAP Financial Measures" beginning on page 91 for a description of these measures and a reconciliation to the corresponding GAAP measure.

Annual Meeting Information

Q: How are proxies solicited, and who pays the costs of soliciting them?

Proxies may be solicited by mail, telephone, internet or in person. We have engaged Okapi Partners LLC ("Okapi") to assist in the solicitation of proxies from shareholders for a fee estimated at $12,500, plus expenses. Proxies may be solicited by members of the Board, officers and other Company representatives, including Okapi employees. All expenses relating to the preparation and distribution to shareholders of the Notice, the Proxy Materials and the form of proxy will be paid by CNO.

Q: Who is entitled to vote?

Only holders of record of shares of CNO's common stock as of the close of business on March 13, 2023 will be entitled to vote at the Annual Meeting. On such record date, CNO had 114,816,434 shares of common stock outstanding and entitled to vote at the Annual Meeting and any adjournment or postponement thereof. Each share of common stock will be entitled to one vote with respect to each matter submitted to a vote at the Annual Meeting. Information on how to vote by internet, phone, mail or during the Annual Meeting is set forth below.

Q: What constitutes a quorum at the Annual Meeting?

The presence in person or by proxy of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum.

Q: How do I attend the Annual Meeting?

You will be able to attend, vote and submit your questions during the Annual Meeting via live webcast by visiting www.virtualshareholdermeeting.com/CNO2023. To participate in the meeting, you must have your 16-digit control number that is shown on your Notice or on your proxy card if you receive the Proxy Materials by mail. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page.

Q: How do I submit a question to be answered during the Annual Meeting?

This year's shareholders' question-and-answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. If you would like to submit a question in advance of the Annual Meeting, please email your question to ir@CNOinc.com. If you would like to submit a question during the Annual Meeting, once you have logged into the webcast, simply type your question in the "ask a question" box and click "submit." Questions pertinent to meeting matters will be answered during the Annual Meeting, subject to time constraints. Any questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints will be posted on the Company's website after the Annual Meeting.

Q: What will I be voting on at the Annual Meeting?

You are being asked to:

1. Elect the nine directors nominated to the Board;

2. Approve, by non-binding advisory vote, the executive compensation of the Company's Named Executive Officers as disclosed in the Proxy Statement;

3. Approve, by non-binding advisory vote, whether a shareholder vote to approve the compensation of the Company's Named Executive Officers should occur every one, two or three years;

4. Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2023; and

5. Reject the shareholder proposal, if properly presented at the meeting, to reduce the existing ownership threshold to request a special shareholders meeting.

The Board unanimously recommends that you vote FOR all director nominees, in favor of approving Proposals 2 and 4, and in favor of ONE YEAR for Proposal 3. The Board unanimously recommends that you vote AGAINST Proposal 5.

While it's possible that other matters could come up for a vote at the meeting, the Board is not presently aware of any such matters.

Q: How many votes are needed to approve each proposal?

Assuming that a quorum is present, a majority of the votes cast in person or by proxy by the holders of shares entitled to vote at the Annual Meeting is required to elect each director. Proposals 2 through 5 are approved with the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the applicable subject matter. With respect to Proposal 3, while such advisory vote is non-binding on the Board, the Board will give careful consideration to such voting results and expects to be guided by the alternative that receives the greatest number of votes, even if that alternative does not receive a majority of the votes cast.

Q: How do abstentions, unmarked proxy cards and broker non-votes affect the voting results?

Abstentions: Abstentions and shares represented by "broker non-votes," as described below, are counted as present and entitled to vote for the purpose of determining a quorum. Abstentions from voting will have no impact on the election of directors (Proposal 1) and will have the same effect as voting against Proposals 2, 4 and 5. With respect to Proposal 3, abstentions will be considered as not expressing any preference.

Unmarked proxy cards: If you submit a proxy card without giving specific voting instructions, your shares will be voted in accordance with the Board recommendations set forth above.

Broker non-votes: A broker non-vote occurs if you hold your shares in street name and do not provide voting instructions to your broker, bank or other holder of record on a proposal and your broker, bank or other holder of record does not have discretionary authority to vote on such proposal. The New York Stock Exchange ("NYSE") rules determine whether uninstructed brokers have discretionary voting power on a particular proposal. Broker non-votes will have no effect on the outcomes of Proposals 1, 2, 3 and 5 because the shares subject to the broker non-vote will not be entitled to vote on such matters. Your broker, bank or other holder of record will have discretion to vote your uninstructed shares on Proposal 4.

Q: Why did I receive this Proxy Statement or Notice of internet availability of Proxy Materials?

On or about March 29, 2023, we either (1) mailed you a Notice detailing how to vote online and how to access an electronic copy of the Proxy Materials; or (2) mailed you a complete set of the Proxy Materials. If you received the Notice but would like to receive printed copies of the Proxy Materials and proxy card, please follow the instructions for requesting such materials in the Notice. A completed proxy should be returned in the envelope provided to you for that purpose (if you have requested or received a paper copy of the Proxy Materials) for delivery no later than May 9, 2023, as further detailed below. If the form of proxy is properly executed and delivered in time for the Annual Meeting, the named proxy holders will vote the shares represented by the proxy in accordance with the instructions marked on the proxy.

Each shareholder may appoint a person (who need not be a shareholder) other than the persons named in the proxy to represent him or her at the Annual Meeting by properly completing a proxy. Persons appointed as proxies may vote at their discretion on other matters as may properly come before the meeting.

Whether or not you plan to attend the Annual Meeting, we encourage you to grant a proxy to vote your shares.

Q: How do I vote?

You may vote:

 ONLINE. You can vote in advance of the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week. You will need the 16-digit control number that is shown on your Notice or on your proxy card (if you received a paper copy of the Proxy Materials).

You may attend the Annual Meeting via the webcast and vote during the Annual Meeting. The Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/CNO2023 and entering the 16-digit control number that is shown on your Notice or on your proxy card (if you received a paper copy of the Proxy Materials). Please have your Notice in hand when you access the website and then follow the instructions.

 BY TELEPHONE. You can vote using a touch-tone telephone by calling the toll-free number included on your Notice, 24 hours a day, seven days a week. You will need the 16-digit control number that is shown on your Notice or on your proxy card (if you received a paper copy of the Proxy Materials).

The internet and telephone voting procedures, which comply with Delaware law and the SEC rules, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

 BY MAIL. If you have received a paper copy of the Proxy Materials by mail, you may complete, sign, date and return by mail the paper proxy card sent to you in the envelope provided to you with your Proxy Materials.

Q: What if my voting shares are held in street name?

If you hold your shares in street name (that is, if you hold your shares through a broker, bank or other holder of record), you must follow the instructions printed on your voting instruction form. In most instances, you will be able to submit voting instructions to your bank, broker or other holder of record over the internet, by telephone, or by mail.

If you want to vote virtually at the Annual Meeting and hold your shares in street name, you must obtain a legal proxy from your bank, broker or other holder of record authorizing you to vote and follow the instructions printed on your voting instruction form.

Q: What is the deadline for submitting votes by internet, telephone or mail?

Proxies submitted over the internet or by telephone as described above must be received by 11:59 p.m. Eastern Daylight Time, on May 9, 2023.

Proxies submitted by mail should be returned in the envelope provided to you with your paper proxy card or voting instruction form and must be received no later than May 9, 2023.

Please note that you may receive multiple copies of the Notice or Proxy Materials (electronically and/or by mail). These materials may not be duplicates as you may receive separate copies of the Notice or Proxy Materials for each type of account in which you hold shares. Please be sure to vote all of your shares in each of your accounts in accordance with the directions that you receive. In the case of duplicate votes for shares in a particular account, only your last vote will count.

Q: Can I revoke my proxy or change my vote after I vote my proxy?

A shareholder may revoke a proxy at any time before it is exercised by mailing or delivering to the Corporate Secretary a written notice of revocation or a later-dated proxy, or by attending the virtual Annual Meeting and voting.

Proposal 1

Election of Directors

Nine individuals are nominated for election to the Board at the Annual Meeting for one-year terms expiring at the 2024 Annual Meeting. Each nominee (other than Mr. Brown and Ms. Lee) is a current member of the Board. All directors will serve until their successors are duly elected and qualified. Ms. Brown and Mr. Sievert will retire from the Board at the conclusion of the current term, which ends at the close of the Annual Meeting. The table below lists each director nominee and our current directors' membership on the five committees of the Board: Audit and Enterprise Risk ("Audit Committee"), Governance and Nominating ("Governance Committee"), Human Resources and Compensation ("HR/Compensation Committee" or "HRCC"), Investment, and Executive. Data is shown as of March 13, 2023.

The Board of Directors unanimously recommends you vote FOR the election of all director nominees.

				Committee Memberships				
Director Nominees	**IND**	**Age**	**Director Since**	**AR**	**GOV**	**HRC**	**I**	**E**
Gary C. Bhojwani Chief Executive Officer, CNO Financial Group, Inc.	—	55	2017	—	—	—	●	●
Archie M. Brown President and Chief Executive Officer, First Financial Bancorp and First Financial Bank	★	62	—	—	—	—	—	—
Stephen N. David Senior Advisor, The Boston Consulting Group	★	74	2017	●	●	—	—	—
David B. Foss Board Chair and Chief Executive Officer, Jack Henry & Associates, Inc.	★	61	2019	—	●	●	—	—
Mary R. (Nina) Henderson Former Corporate Vice President, Bestfoods and President, Bestfoods Grocery	★	72	2012	—	—	▲	●	—
Adrianne B. Lee Chief Financial Officer, Overstock.com, Inc.	★	45	—	—	—	—	—	—
Daniel R. Maurer Board Chair, CNO Financial Group, Inc. Former Executive, Intuit Inc.	★	66	2015	—	—	—	—	▲
Chetlur S. Ragavan Former Executive Vice President and Chief Risk Officer, Voya Financial	★	68	2021	▲	—	—	●	—
Steven E. Shebik Former Vice Chair, The Allstate Corporation and Allstate Insurance Company	★	66	2020	●	—	—	▲	●
Retiring Directors								
Ellyn L. Brown Former Principal, Brown & Associates	★	72	2012	—	▲	●	—	—
Frederick J. Sievert Former President, New York Life Insurance Company	★	75	2011	—	●	●	—	—

★ Independent ▲ Chair ● Member

AR Audit and Enterprise Risk
GOV Governance and Nominating
HRC Human Resources and Compensation
E Executive
I Investment

Diversity of Nominees

Our Board is of the view that a diverse mix of directors is essential to meeting its oversight responsibility.

The Board and the Governance Committee recognize that the Company, and our overall business strategy, benefit from a variety of viewpoints, professional experiences, educational backgrounds and skills, and from different perspectives that are brought to the Board by a diversity of director characteristics. To that end, the Governance Committee considers numerous factors in evaluating, recruiting and recommending candidates to fill Board positions. Such factors include, among others, diversity in gender, ethnicity, race, age, cultural framework, economic background and geographic origin. The Governance Committee reviews the skills and experiences of each director and/or nominee, and the composite of Board skills and experiences, to assess its progress in building and maintaining an effective and diverse Board.

The tables below highlight the characteristics of our director nominees as of March 13, 2023. Each director nominee's background and relevant experience is described in more detail commencing on page 14.



Independence

1 Non-Independent CEO
8 Independent Directors

88% Independent



Director Nominee Tenure

5 Nominees <1–3 years
2 Nominees 4–6 years
2 Nominees 7+ years

3 Years Average Tenure



Director Nominee Age Distribution

5 Nominees 60–69 years
1 Nominees 50–59 years
2 Nominees 70+ years
1 Nominees 40–49 years

63 Years Average Age



Diversity

Board

2 Women
2 Ethnically/Racially Diverse

44% Diverse



Committee Chairs

1 Woman
1 Ethnically/Racially Diverse

40% Diverse

Board of Directors' Qualifications and Experience

Our directors are expected to exercise leadership, sound judgment, high ethical standards and a commitment to the current and future success of the Company.

In considering candidates for the Board, the Governance Committee evaluates:

» The depth and types of experience, skills, attributes and qualifications of current Board members and potential candidates to ensure that the Board can effectively guide the Company's strategic future and oversee its management;

» Independence, financial literacy, personal and professional accomplishments and experience in light of the Company's current and future needs;

» For incumbent directors, overall engagement and continued contributions to the Board's effectiveness;

» Succession planning to replace directors who are anticipated to retire in one to three years; and

» Diversity factors, including those previously discussed.

The following table summarizes each director nominee's areas of focus or expertise on which the Board particularly relies and highlights the balanced mix of experience, qualifications and attributes of the Board as a whole. The biographies commencing on page 14 describe each director nominee's background and relevant experience in more detail.

Diversity of Skills and Experiences



FINANCIAL EXPERTISE
Corporate finance 9
Expertise as CFO or financial expert 7
Capital markets 8
INVESTMENTS
Securities analysis 5
Mergers & acquisitions 8
Rating agencies & process 6
Brokerage & investment adviser 2
INDUSTRY EXPERIENCE
Insurance 6
Other financial services 7
Banking (retail, commercial, investment) 4
CORPORATE AFFAIRS
Company culture & transformation 9
Strategic planning 9
Public affairs, gov. relations or corp. comm. 7
MANAGEMENT
CEO or division president 7
Human capital management 9
RISK MANAGEMENT
Legal & regulatory compliance 7
Risk assessment & management 9
Ethics & non-securities compliance 7
Sustainability 5
GOVERNANCE
Corporate governance 8
Other public company board experience 6
Public company senior executive 9
CONSUMER INSIGHTS
Marketing, insurance/finance products & services 6
Middle market consumer products & services 6
Sales, insurance/finance products & services 5
TECHNOLOGY & INNOVATION
Digital marketing & sales 6
Information technology 7
Technology transformation management 8
Cyber & data security 7
EXTENSIVE
CORE

Financial Expertise. Experience as a financial expert, public company chief financial officer or audit partner enables in-depth analysis of our financial statements, capital structure and financial reporting processes.

Investments. Investment management and mergers and acquisitions expertise adds valuable perspective to, and provides oversight of, these critical functions of our business.

Industry Experience. Experience working as a senior executive in the insurance or financial services industry provides a deep understanding of the complexities, opportunities and challenges necessary to set the strategic direction of the Company.

Corporate Affairs. Experience in strategic planning, sustainability, community relations and corporate social responsibility offers valuable insight on our goals and programs in these areas.

Management. Experience managing a multi-function enterprise in developing and executing business plans through human capital to deliver stable financial results provides a range of Board perspectives on business opportunities and challenges.

Risk Management. Expertise in managing risk in complex, highly regulated organizations facilitates a sophisticated understanding of the challenges facing our business and enables effective oversight of the processes and procedures for managing those risks.

Governance. Expertise in public company corporate governance facilitates the appropriate exercise of the Board's fiduciary duties to the Company and its shareholders, and also provides perspective on the importance of governance best practices and compliance with applicable regulatory standards.

Consumer Insights. Experience in marketing, sales and consumer behavior analytics provides insight and perspective on growth opportunities for our Company.

Technology and Innovation. Technology, innovation and data security expertise is critical to achieving our strategic objectives and maintaining the security of our customers' information and Company data.

Board Refreshment

The Governance Committee seeks to build and maintain a highly qualified, well-rounded, diverse Board that functions as a productive and effective unit in the exercise of its oversight responsibilities.

The Committee regularly assesses a timetable of anticipated Board member retirements, and actively plans for Board replenishment that focuses on the Board's oversight and risk management responsibilities in the context of the Company's strategic plans, future growth and continued innovation. As one element of this ongoing assessment, the Governance Committee maintains and utilizes an extensive inventory of current directors' respective skills and experiences. This permits the Committee to identify and focus on particular Board candidate skills and experiences that will optimize Board effectiveness, particularly for key Board positions such as committee chairs. The Committee seeks out candidates from a variety of sources, including independent search firms, and specifically directs such firms to include diverse candidates in the pool from which director candidates are screened. For example, the Committee engaged an independent search firm in connection with the nominations of Mr. Brown and Ms. Lee. In future director searches, the Committee expects to continue to engage search firms to identify potential candidates who can bring skills and experience that will be of value to the Company, in addition to diverse backgrounds, qualities and perspectives that will further enhance the Board's value to the Company and its shareholders. See pages 10 and 11 for more details on the range of skills and experiences of the Board nominees.

Board Process for Identification and Review of Director Candidates


CONSIDER
Current & Future Strategic Needs/ Initiatives
Skills & Experience Matrix
Succession Planning
Diversity
Independent Directors
Shareholders
Independent Search Firms
Our People
Candidate Pool
IN-DEPTH REVIEW
Screen Qualifications
Review Independence and Potential Conflict
Extensive Interview Process
Recommend Selected Candidates for Election to our Board

Director Onboarding

As one element of director onboarding, each new director meets with each existing director. In addition, each new director participates in orientation sessions with each member of the executive leadership group and members of their teams. Through these sessions and the provision of Company materials, new directors gain a working knowledge of our business, strategic initiatives, performance and Company culture. In addition, new directors meet with committee chairs to learn about the issues and decisions within each committee's purview. When appointed to a committee, a new director receives additional information and perspectives on committee responsibilities and activities. Targeted orientation sessions also are provided when a sitting director assumes a leadership role, such as becoming a committee chair. During the initial months of a new director's tenure, CNO's Board Chair serves as a liaison and mentor to new directors. During onboarding and throughout a director's tenure, directors regularly meet with, and have direct access to, management.

Board Evaluation

Pursuant to its charter, the Governance Committee evaluates Board and committee performance and establishes the procedures by which such evaluations are conducted. The evaluation process includes:

» Annually, the full Board evaluates its effectiveness, and considers areas of strengths and potential improvement.

» An individual interview is conducted with each director to collect robust feedback regarding the functioning of the Board and its committees.

» The Governance Committee performs an annual evaluation of the Board Chair in the same manner.

» The evaluation reports of Board and Board Chair effectiveness are presented to and discussed by the Board. In addition, Board discussions of effectiveness, communications and logistics occur throughout the year, including with respect to Board agenda items and materials. This has been an important aspect of Board communications throughout the pandemic, when the Board and committees met virtually, returning to a hybrid model in 2022. Management and the Board have sought out new and evolving means to optimize the effectiveness of the hybrid forum.

Additional information about the key responsibilities of the Governance Committee may be found on page 21.

Director Nominee Biographies



Gary C. Bhojwani
Chief Executive Officer,
CNO Financial Group, Inc.

Age: 55
Director since: 2017

***Member, Executive Committee
and Investment Committee***

Career Mr. Bhojwani served as President of CNO from April 2016 to December 2017, prior to his appointment as Chief Executive Officer on January 1, 2018. His areas of responsibility included overseeing the Bankers Life, Colonial Penn and Washington National businesses as well as marketing, underwriting and new business.

Prior to joining CNO, Mr. Bhojwani was a member of the Board of Management at Allianz SE and was Chairman of Allianz of America, Allianz Life Insurance Company and Fireman's Fund Insurance Company from 2012 to 2015. He was Chief Executive Officer of Allianz Life Insurance Company of North America from 2007 to 2012 and was President of Commercial Business, Fireman's Fund Insurance Company from 2004 to 2007. Mr. Bhojwani was Chief Executive Officer of Lincoln General Insurance Company from 2002 to 2004, Founder and Chief Executive Officer of Avalon Risk Management from 1998 to 2002 and President of Trade Insurance Services from 1995 to 1997.

Mr. Bhojwani is a member of the Governing Committee of CEO Action for Racial Equity and a signatory of the CEO Action for Diversity & Inclusion™ pledge to advance diversity and inclusion within the workplace.

Qualifications Experience as Chief Executive Officer of the Company and extensive insurance, financial services, corporate affairs, consumer insights, sales and executive management experience

Other Board Experience

» Hormel Foods Corporation (NYSE: HRL), 2014–present

» American Council of Life Insurers (ACLI), 2008–2014, 2022–present

» Allina Health, 2016–2022



Archie M. Brown
President and Chief Executive Officer, First Financial Bancorp and First Financial Bank

Age: 62

Director Nominee

Career Mr. Brown is President and Chief Executive Officer of First Financial Bancorp and President and Chief Executive Officer of First Financial Bank, Bancorp's lead bank, positions he has held since 2018. Previously, he served as President and Chief Executive Officer of MainSource Financial from 2008 to 2018, and as its Board Chair from 2011 to 2018.

During his nearly 40-year career in banking, Mr. Brown has held executive leadership positions in branch management, region management, bank operations, business development, commercial banking, small business, and consumer lending.

Mr. Brown serves on the boards of the Cincinnati City Centre Development Corporation (3CDC), the Cincinnati USA Regional Chamber, and the Cincinnati Business Committee. He also is a member of the University of Georgia Alumni Board of the Terry College of Business.

Mr. Brown previously served as an executive committee member of the Ohio Banking Commission of the Ohio Department of Commerce.

Qualifications Extensive finance, executive management, and risk and regulatory experience in delivering financial services to both individual consumers and businesses, and experience as a public company chief executive officer

Other Board Experience

» First Financial Bancorp (Nasdaq: FFBC), 2018–present

» Cincinnati Branch of the Federal Reserve Bank of Cleveland, 2022–present



Stephen N. David
Senior Advisor,
The Boston Consulting Group

Age: 74
Director since: 2017

Member, Audit and Enterprise Risk Committee and Governance and Nominating Committee



David B. Foss
Board Chair and Chief Executive Officer, Jack Henry & Associates, Inc.

Age: 61
Director since: 2019

Member, Governance and Nominating Committee and Human Resources and Compensation Committee

Career Mr. David has been a Senior Advisor with The Boston Consulting Group since 2005, providing strategic planning services in sales, marketing and technology to a variety of clients across multiple industries, including financial services.

He retired in 2005 after 34 years with Procter & Gamble ("P&G"). During his P&G career, Mr. David held multiple senior management positions including Chief Information Officer, Global Customer Development Officer, and Senior Vice President, Business Development.

Qualifications Extensive leadership experience in technology, innovation, data security, corporate affairs, marketing and sales

Other Board Experience

» Checkpoint Systems, Inc., 2012–2016 (upon sale of the company)

» Iomega Corporation, 2002–2008

Career Mr. Foss is Board Chair and Chief Executive Officer of Jack Henry and Associates, Inc. ("Jack Henry"), a leading provider of technology solutions to the financial services industry. He served as President of Jack Henry from 2014 to January 2022 and was named Chief Executive Officer in 2016. He was elected to the Jack Henry Board of Directors in 2017 and was named Board Chair in 2021.

Mr. Foss joined Jack Henry in 1999 when he arranged the sale of BancTec's financial solutions division to Jack Henry and subsequently served as President of Jack Henry's Open Systems Group and General Manager of the Complementary Solutions Group. He was named General Manager of Jack Henry's ProfitStars division in 2006 and as its President in 2009.

Mr. Foss previously served as President and a board member of the Association for Financial Technology from 2007 to 2012. Before joining Jack Henry, he held a variety of positions in the financial services industry, including senior operations management, sales management and supervisory roles at BancTec, Advanced Computer Systems and NCR.

Qualifications Extensive experience in technology, data security, financial services, innovation, corporate affairs, change management and leadership, and experience as a public company chief executive officer

Other Board Experience

» Jack Henry & Associates, Inc. (NASDAQ: JKHY), 2017–present (Board Chair since 2021)

» Association for Financial Technology, 2007–2012



Mary R. (Nina) Henderson

Former Corporate Vice President, Bestfoods and President, Bestfoods Grocery

Age: 72
Director since: 2012

Chair, Human Resources and Compensation Committee; and Member, Investment Committee

Career Ms. Henderson is a former Corporate Vice President of Bestfoods and President of Bestfoods Grocery. During her 30-year career with Bestfoods, and its predecessor company CPC International, Ms. Henderson has held a wide variety of international and North American general management and executive marketing positions.

Ms. Henderson was also the Managing Partner of Henderson Advisory, a consulting practice providing marketing perspective and business evaluation to investment management firms on consumer markets.

She is Vice Chair of the Board of Drexel University and a director of VNS Health, VNS Health Choice and the Foreign Policy Association. She also serves as Commissioner of the Smithsonian National Portrait Gallery and as the President of the Kent Land Trust Foundation.

Qualifications Extensive general management, corporate affairs, human capital management, governance, risk management, consumer marketing and sales experience

Other Board Experience

» IWG plc (International Workplace Group), 2014–present
» Hikma Pharmaceuticals plc, 2016–present
» Walter Energy, Inc., 2013–2016
» Del Monte Foods Company, 2002–2011
» The Equitable Companies, 1996–2000
» AXA Financial, 2001–2011
» Pactiv Corporation, 2000–2010
» Royal Dutch Shell plc and its predecessor The Shell Transport and Trading Company, 2001–2009
» Hunt Corporation, 1991–2002



Adrianne B. Lee

Chief Financial Officer, Overstock.com, Inc.

Age: 45

Director Nominee

Career Ms. Lee is Chief Financial Officer of Overstock.com, Inc. (Nasdaq: OSTK), a position she has held since 2020. In this role, she oversees all financial-related matters for the company, including financial planning and analysis, accounting and reporting, tax, treasury, internal audit, investor relations and IT security, including cybersecurity and corporate systems. Prior to joining Overstock.com, she served as Senior Vice President and Chief Financial Officer for Hertz Corporation's North American Rental Car unit from 2018 to 2020 and prior to that was the Vice President of Global Financial Planning, Analysis, and Corporate Development.

Ms. Lee held several roles in finance, strategic planning, accounting, financial reporting, investor relations, and audit at Best Buy, PepsiCo, Allianz Life and PricewaterhouseCoopers.

Qualifications Chief financial officer for a publicly traded e-commerce retailer with deep knowledge of financial planning, accounting, and internal audit as well as technology and online shopping expertise



Daniel R. Maurer
Former Executive, Intuit Inc.

Age: 66
Director since: 2015

*Chair, Board; and
Chair, Executive Committee*



Chetlur S. Ragavan
Former Executive Vice President and Chief Risk Officer, Voya Financial

Age: 68
Director since: 2021

Chair, Audit and Enterprise Risk Committee; and Member, Investment Committee

....

Career Mr. Maurer has extensive experience in consumer sales, marketing and product management. From 2006 until his retirement in 2014, Mr. Maurer was a member of the senior management team at Intuit Inc. In his most recent role at Intuit, he oversaw the Small Business Solutions Group (including QuickBooks payroll, DemandForce, and QuickBase).

He previously led the TurboTax®, Mint, and Quicken brands, where he developed significant digital marketing and product management skills.

Prior to Intuit, Mr. Maurer spent over 20 years in executive management at Procter & Gamble ("P&G"), including 15 years internationally. Subsequent to his tenure at P&G, Mr. Maurer was Vice President of Strategy for Global Sales and U.S. Business at Campbell Soup Company.

....

Qualifications Extensive experience in consumer sales, product management, financial services, corporate affairs, management, technology and consumer insights, including the use of digital marketing strategies to reach the middle market

....

Other Board Experience

» Zagg Inc. (formerly NASDAQ: ZAGG), 2012–2021

» Checkpoint Systems, Inc., January 2016– May 2016 (upon sale of the company)

» Iomega Corporation, 2006–2008

....

Career Mr. Ragavan is the former Executive Vice President and Chief Risk Officer of Voya Financial, a position he held from 2014 until his retirement in 2019. He was a member of Voya's Executive Committee and Chair of its Enterprise Risk Committee. From 2008 to 2013, he served as Managing Director and Chief Risk Officer for Voya Investment Management.

Prior to joining Voya Financial, Mr. Ragavan was Managing Director and Co-Head of the Portfolio Analytics Group for BlackRock from 2006 to 2008.

Mr. Ragavan began his career at Merrill Lynch in 1980 and held several senior technology, investment and risk management positions within its various subsidiaries during his 26-year career with the company. His leadership roles included serving as Managing Director and Global Head of Fixed-Income Research of Merrill Lynch Investment Managers from 2000 to 2006 and as Managing Director and Head of Risk Management of Merrill Lynch Asset Management from 1992 to 2000.

Mr. Ragavan is a current board member of the Council for Economic Education (CEE) and a former board member of the Voya Foundation and the Fixed Income Analysts Society. He earned the CERT Certification in Cybersecurity Oversight from Carnegie Mellon University and the Sustainability and Climate Risk (SCR™) Certificate from the Global Association of Risk Professionals. Mr. Ragavan has been a Chartered Financial Analyst (CFA) charterholder since 1987.

....

Qualifications Extensive insurance and financial services industry experience in risk management, portfolio optimization, data analytics, accounting, investment research and strategy



Steven E. Shebik

Former Vice Chair, The Allstate Corporation and Allstate Insurance Company

Age: 66
Director since: 2020

Chair, Investment Committee; and Member, Audit and Enterprise Risk Committee and Executive Committee

....

Career Mr. Shebik served as the Vice Chair of The Allstate Corporation and Allstate Insurance Company and Chief Executive Officer of Allstate Life Insurance Company from 2018 until his retirement in May 2020, after a 25-year career with the company. He was a member of Allstate's executive management team from 2012 to 2020. As Vice Chair, Mr. Shebik oversaw Allstate Life and Retirement, Allstate Benefits, the direct and independent agency personal property-casualty and commercial insurance businesses, and corporate business transformation and analytics. From 2012 to 2018, Mr. Shebik served as Executive Vice President and Chief Financial Officer and was Interim Chief Investment Officer from 2016 to 2017 and Interim Chief Risk Officer on two occasions. Mr. Shebik's additional leadership positions included service as the senior financial executive for Allstate Investments, Allstate Protection, and Allstate Financial, and various roles in accounting, treasury and mergers and acquisitions. Prior to joining Allstate in 1995, he held positions in finance and accounting with Sears, Roebuck and Co. and auditing with Arthur Andersen & Co.

Mr. Shebik is a Vice Chair of the Board of the Chicago Symphony Orchestra and serves on the Salvation Army Chicago Advisory Board. Mr. Shebik has been a Certified Public Accountant (CPA) since 1978.

....

Qualifications Extensive experience in insurance company management, finance, investment and risk management and in financial reporting and mergers and acquisitions

Voting for Directors: Required Vote

The election of each director will be determined by a majority of the votes cast (by which the number of votes cast "for" a director exceeds the number of votes cast "against" that director) by the holders of shares of common stock present in person or by proxy and entitled to vote on the proposal at the Annual Meeting.

In an uncontested election of directors at which a quorum is present, any incumbent director who fails to receive a majority of the votes cast (where the number of votes cast "for" the director exceeds the number of votes cast "against" the director) shall offer to tender his or her resignation to the Board. In such event, the Governance Committee will consider the offer and recommend to the Board whether the director's resignation should be accepted or rejected or whether other action should be taken. The Board will publicly disclose its decision and its rationale therefore within 90 days after the certification of the election results.

Board and Governance Matters

Board Committees

Our Board has five committees: (1) Audit and Enterprise Risk, (2) Governance and Nominating, (3) Human Resources and Compensation, (4) Investment and (5) Executive.

Each of our committees operates pursuant to a written charter (available on our website at www.CNOinc.com in the "Investors—Governance" section). Committee membership is shown as of March 13, 2023.

AUDIT AND ENTERPRISE RISK COMMITTEE [1]

Committee Members	Key Responsibilities

All Independent
 	
Chetlur S. Ragavan, Chair
 	
Stephen N. David
 	
Steven E. Shebik
 	
Key Skills & Experience
• Financial literacy or expertise
• Risk management
• Cyber and data security
• Industry experience
• Technology and innovation
• Consumer insights
 	
[1] Based on their respective experience, the Board has determined that Mr. Ragavan and Mr. Shebik each qualify as an "audit committee financial expert," as defined by SEC rules promulgated under the Sarbanes-Oxley Act. Mr. Ragavan holds the CERT Certification in Cybersecurity Oversight from Carnegie Mellon University. All Audit Committee members satisfy the financial literacy qualifications of the NYSE listing standards.
	» Appoints, sets compensation, determines retention and oversees the independent registered public accounting firm ("independent auditor") that is retained to provide an audit opinion on the Company's financial statements and internal control over financial reporting.
	
	  • Reviews the arrangements for the scope of the audit and reviews any non-audit services and the impact of such services on the continued independence of the independent auditor.
	
	  • Meets regularly with the independent auditor's lead engagement partner to discuss, among other matters, audit issues, the effectiveness of internal controls over financial reporting and Critical Audit Matters ("CAMs") arising from the audit and the relevant financial statement accounts or disclosures that relate to each CAM.
	
	  • Evaluates the performance of the independent auditor, including the senior members of the audit engagement team and determines whether to reengage the independent auditor or to consider other audit firms.
	
	  • Selects a new lead engagement partner when such partner is required to rotate off the Company's audit (generally every five years).
	
	» Oversees the integrity of the Company's financial reporting process and internal controls.
	
	» Oversees the performance of the Company's internal audit function.
	
	» Reviews and monitors the Company's compliance with legal and regulatory requirements and the Company's Code of Conduct.
	
	» Discusses the drafts of annual and quarterly financial statements with management and the independent auditor as well as other key accounting and reporting matters.
	
	» Prepares the annual Audit Committee report which appears on page 83 of this Proxy Statement. The Committee does not prepare financial statements or perform audits, and its members are not auditors or certifiers of the Company's financial statements.
	
	» Oversees management's processes for managing enterprise risk.
	
	» Reviews with management the adequacy and effectiveness of the Company's policies and internal controls regarding information security and cybersecurity.
	
	Additional information regarding the Audit Committee, including the factors considered by the Audit Committee in the appointment of the independent auditor and selection of the lead engagement partner, can be found beginning on page 81.

GOVERNANCE AND NOMINATING COMMITTEE

Committee Members	Key Responsibilities

All Independent

Ellyn L. Brown, Chair

Stephen N. David

David B. Foss

Frederick J. Sievert

Key Skills & Experience
- Governance
- Legal and regulatory compliance
- Executive management
- Sustainability

» Develops, maintains and periodically reviews the Company's governance policies, including the Corporate Governance Guidelines and Code of Conduct, and recommends to the Board new or amended policies designed to encourage the highest levels of ethical corporate conduct by the Board, the Company and its officers, employees and agents.

» Identifies, evaluates, recruits and recommends director candidates (including any nominees recommended by shareholders) for nomination by the Board and election by the shareholders.

» Establishes criteria for Board membership, including:
  · Relevant experience;
  · Desired skill sets;
  · Thorough understanding of the Board's fiduciary duty to act in the best interests of the Company and its shareholders; and
  · Diversity in gender, ethnicity, race, age, cultural framework, economic background and geographic origin, in addition to other personal and professional characteristics, experiences and competencies.

» With the Board Chair, evaluates Board and committee performance and establishes procedures by which such evaluations will be conducted.

» Considers questions of possible conflicts of interest involving Board members, senior officers and key employees.

» Recommends to the Board new or amended policies intended to enhance the Board's effectiveness, including with respect to the size and composition of the Board and its committees, and the frequency and structure of the Board and committee meetings.

» Oversees the implementation of governance-related legal and regulatory changes and monitors expectations of shareholders and proxy advisory firms.

» Oversees and reviews, in coordination with the Company's management committee, the formulation and execution of the Company's corporate citizenship and sustainability strategy, including providing input as to the Company's public reporting of such matters and potential impact on the Company's sustainability and corporate citizenship profile and reputation.

» Oversees and reviews the Company's policies and practices regarding public policy advocacy and political activities, including political contributions, lobbying and support of organizations that may engage in political activity.

For additional information on the Committee's practices, see pages 9-13.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Committee Members	Key Responsibilities

All Independent

Mary R. (Nina) Henderson, Chair

Ellyn L. Brown

David B. Foss

Frederick J. Sievert

Key Skills & Experience

· Human capital management
· Corporate affairs
· Governance

» Evaluates the performance of the CEO against his or her goals pursuant to the Company's plans, incorporating all directors' input, and recommends CEO compensation to the Board for final determination.

» Reviews and approves the corporate goals and objectives relevant to CEO compensation.

» Reviews, modifies and approves (or, if appropriate, recommends to the full Board for determination and approval) the Company's executive compensation philosophy and strategy.

» In conjunction with the CEO, reviews and approves the evaluation process and compensation structure for the Company's other executive officers.

» Ensures that appropriate programs and procedures are established to provide for the development, selection, retention and succession of officers and key personnel.

» Establishes compensation programs and practices intended to align management's interests with those of shareholders in order to contribute to the creation of long-term shareholder value.

» Carries out similar review functions with respect to the Company's incentive compensation, equity awards and human resource asset programs to support the Company's objectives, including environmental, social and governance ("ESG") and Diversity, Equity & Inclusion ("DE&I") principles.

» Produces the annual Compensation Committee Report in compliance with SEC rules, which appears on page 67 of this Proxy Statement.

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee. Additional information regarding the compensation of the CEO and other executives can be found under "Compensation Discussion and Analysis" beginning on page 40.

INVESTMENT COMMITTEE

Committee Members	Key Responsibilities

Majority Independent
 	
Steven E. Shebik, Chair
 	
Gary C. Bhojwani
 	
Mary R. (Nina) Henderson
 	
Chetlur S. Ragavan
 	
Key Skills & Experience
• Investments
• Risk management
• Industry experience
	» Reviews investment strategies, policies, programs and tolerances of the Company and its subsidiaries, including those relating to:
	  • Asset-liability management;
	  • Responsible investing;
	  • Risk management;
	  • Diversification;
	  • Derivatives use and hedging; and
	  • Applicable policies and regulations.
	» Reviews the quality and performance of the Company's and its subsidiaries' investment portfolios and the investment-related aspects of the Company's asset-liability management practices, including:
	  • Alignment of asset duration to liabilities, including the approval of tolerances for asset-liability duration alignment;
	  • Investment performance of portfolios compared to benchmarks; and
	  • The Company's, and its subsidiaries', investment borrowings in furtherance of their respective investment plans and activities.
	» Together with the Human Resources and Compensation Committee and/or the Board, participates in the selection, appointment and review of the Company's Chief Investment Officer and the design and periodic review of the responsibilities thereof.

EXECUTIVE COMMITTEE

Committee Members	Key Responsibilities
Majority Independent Daniel R. Maurer, Chair Gary C. Bhojwani Steven E. Shebik **Key Skills & Experience** • Leadership and strategy • Industry experience • Corporate affairs	» Assists the Board in handling matters which, in the opinion of the Board Chair, are not advisable to postpone until the next scheduled meeting of the Board. » Subject to the requirements of applicable law, including the Company's Certificate of Incorporation and Bylaws, exercises the authority, to the extent determined necessary or appropriate by the Executive Committee, of the Board in the management of the business and affairs of the Company during the intervals between Board meetings.

Director Compensation

In general, the Board reviews the compensation of non-employee directors every other year, commencing with a study undertaken by the Governance Committee, in order to provide fair and reasonable compensation in light of the demands and obligations placed upon directors, and also to align with director compensation at our peer companies. The Governance Committee reviewed the compensation of non-employee directors in 2022. As one element of that review, the Governance Committee considered data provided by the Board's independent compensation consultant. Following its review, the Governance Committee recommended a $40,000 increase to the Chair's compensation and a $10,000 increase to the compensation of the other non-employee directors, in each case, 40% in cash and 60% in equity. Committee compensation was unchanged. Prior to approval of the changes described above, Board compensation had not changed since 2018, either as to the amount or the structure of compensation.

Key Features of Director Compensation

The design of the Company's non-employee director compensation is intended to:

» Appropriately value the significant time commitment required of our directors to prepare for and attend meetings of the Board and its committees and to actively engage with directors and management outside of the formal meeting cycle;

» Emphasize long-term alignment of director interests with shareholders; and

» Attract and retain highly qualified directors.

What We Do

Our Emphasis on Equity Compensation for Our Board

» Includes a significant percentage of compensation in the form of equity-based awards.

» Seeks to align director compensation with the Company's pay-for-performance philosophy.

Robust Equity Ownership Requirements

» Each director has five years from the date of his or her initial election to own shares of common stock with a value of at least five times his or her annual base cash compensation. As of March 13, 2023, each director who has served on the Board for at least five years met these stock ownership guidelines, and each director who has served for fewer than five years either has already met or is on track to meet these guidelines.



60% Equity Compensation

40% Cash Compensation

40%   60%

What We Don't Do

» We do not permit directors to hedge or pledge CNO stock.

» We do not pay additional compensation to CNO's CEO for service as a director.

» We do not pay meeting fees to directors.

» We do not offer a retirement program for our non-employee directors.

Current director compensation, effective May 19, 2022, is summarized in the table below:

2022 Director Compensation		
Components	**Annual Compensation[1]**	**Form of Payment**
Non-Chair Base Fees	$250,000	$100,000 cash; annual equity award valued at approximately $150,000
Committee Chair Fees	$20,000–$45,000[2]	Cash
Committee Participation Fees	$5,000–$15,000[3]	Cash
Board Chair Fees[4]	$440,000	$176,000 cash; annual equity award valued at approximately $264,000

(1) In addition to the amounts set forth in this table, directors are reimbursed for out-of-pocket expenses incurred in connection with their responsibilities as Board members.

(2) Audit Committee, $45,000; HR/Compensation Committee, $40,000; Investment Committee, $20,000; and Governance Committee, $20,000. Committee Chairs do not receive the committee participation fees.

(3) Audit Committee, $15,000; HR/Compensation Committee, $10,000; Investment Committee, $5,000; and Governance Committee, $5,000. Members of the Executive Committee do not receive any additional compensation for service on that committee.

(4) The Board Chair is an *ex officio* member of each Board committee (other than the Executive Committee) and receives no additional committee-related compensation.

The compensation paid in 2022 to our non-employee directors is summarized in the table below:

Director Compensation in 2022			
Name	Fees Paid in Cash[1]	Stock Awards[2]	Total
Ellyn L. Brown[3]	$129,473	$150,015	$279,488
Stephen N. David[4]	119,473	150,015	269,488
David B. Foss[5]	114,473	150,015	264,488
Robert C. Greving[6]	19,477	—	19,477
Mary R. (Nina) Henderson[7]	144,473	150,015	294,488
Daniel R. Maurer[8]	173,890	264,012	437,902
Chetlur S. Ragavan[9]	145,516	150,015	295,531
Steven E. Shebik[10]	134,473	150,015	284,488
Frederick J. Sievert[11]	114,473	150,015	264,488

(1) This column represents the amount of cash compensation paid in 2022 for Board service, for service as the Chair of the Board, for service on the Audit Committee, the HR/Compensation Committee, the Governance Committee, the Investment Committee, and for service as a committee chair, as applicable. Several directors have elected to defer receipt of their director fees pursuant to the Company's Board of Directors Deferred Compensation Plan.

(2) The amounts in this column are computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718") and represent the grant date fair values for shares of common stock awarded. On May 19, 2022, Mr. Maurer received an award of 13,546 RSUs and each of the other directors other than Mr. Greving, received an award of 7,697 RSUs. These RSUs vested immediately upon grant. Each RSU entitles the director to receive one share of common stock. As described on page 88 of this Proxy Statement, several directors have elected to defer receipt of the common stock pursuant to the Company's Board of Directors Deferred Compensation Plan.

(3) In addition to the base compensation paid to all non-employee directors, Ms. Brown received cash fees of (i) $20,000 for chairing the Governance Committee and (ii) $10,000 for serving as a member of the HR/Compensation Committee.

(4) In addition to the base compensation paid to all non-employee directors, Mr. David received cash fees of (i) $15,000 for serving as a member of the Audit Committee and (ii) $5,000 for serving as a member of the Governance Committee.

(5) In addition to the base compensation paid to all non-employee directors, Mr. Foss received cash fees of (i) $10,000 for serving as a member of the HR/Compensation Committee and (ii) $5,000 for serving as a member of the Governance Committee.

(6) Mr. Greving retired from the Board on May 19, 2022. In addition to the base compensation paid to all non-employee directors (prorated through May 19, 2022), Mr. Greving received cash fees of (i) $45,000 (prorated through May 19, 2022) for chairing the Audit Committee and (ii) $5,000 (prorated through May 19, 2022) for serving as a member of the Investment Committee. He also served as a member of the Executive Committee through May 19, 2022, for which he received no additional compensation. Mr. Greving did not receive an equity award grant in 2022 due to his retirement.

(7) In addition to the base compensation paid to all non-employee directors, Ms. Henderson received cash fees of (i) $40,000 for chairing the HR/Compensation Committee and (ii) $5,000 for serving as a member of the Investment Committee.

(8) Mr. Maurer received no additional compensation beyond the Board Chair fees set forth above. Mr. Maurer serves as Chair of the Executive Committee, for which he receives no additional compensation. As Board Chair, Mr. Maurer is also an *ex officio* member of each Board committee (other than the Executive Committee) and receives no additional committee-related compensation.

(9) In addition to the base compensation paid to all non-employee directors, Mr. Ragavan received cash fees of (i) $15,000 (prorated through May 19, 2022) for serving as a member of the Audit Committee, (ii) $45,000 (prorated from May 19, 2022) for chairing the Audit Committee and (iii) $5,000 for serving as a member of the Investment Committee.

(10) In addition to the base compensation paid to all non-employee directors, Mr. Shebik received cash fees of (i) $15,000 for serving as a member of the Audit Committee and (ii) $20,000 for chairing the Investment Committee. He also served as a member of the Executive Committee from May 19, 2022, for which he received no additional compensation.

(11) In addition to the base compensation paid to all non-employee directors, Mr. Sievert received cash fees of (i) $10,000 for serving as a member of the HR/Compensation Committee and (ii) $5,000 for serving as a member of the Governance Committee.

Board Leadership Structure

Duties of Our Independent Board Chair

Sets and approves agenda for Board meetings.	Focuses on Board effectiveness and engagement.	Leads general and executive sessions of the Board.	Serves as a liaison between independent directors and management.

CNO's Board Chair, Mr. Maurer, is an independent director who was elected to the Board in May 2015 and has served as Board Chair since May 2018.

The Board's leadership structure, with an independent Chair in addition to a CEO, provides appropriate non-executive oversight of management and the Company. The Board Chair:

» Presides at all meetings of the Board and shareholders;

» Presides during regularly held executive sessions with only the independent directors;

» Encourages and facilitates active participation of all directors in meetings and fulfillment of other Board responsibilities;

» In consultation with the CEO and other members of the Board, develops the calendar of, and agendas for, Board meetings;

» In consultation with the CEO, determines the topics for Board discussion and the materials that will be provided to the Board in advance of each meeting;

» Consults with the Governance Committee to develop and oversee the performance of evaluations of the Board, committees and committee chairs;

» Engages with shareholders as appropriate, including leading scheduled shareholder outreach discussions;

» Receives, through the Corporate Secretary, communications from shareholders who seek to communicate with the Board; and

» Performs other appropriate duties as requested by the Board.

Board Meetings and Attendance

Commitment of Our Directors

Our Board and its committees met frequently in 2022.

	2022 Meetings
Board of Directors	7
Audit and Enterprise Risk Committee	14
Governance and Nominating Committee	11
Human Resources and Compensation Committee	7
Investment Committee	4
Executive Committee	1

» During 2022, the Board met on seven occasions and the committees met 37 times in the aggregate. In 2022, the Board resumed its hybrid meeting format, with some Board and committee meetings conducted in-person and others virtually.

» In between formal Board and committee meetings, the Board and management communicated frequently, including with respect to the changing circumstances of the pandemic and potential impacts to the Company's business, associates, customers and communities.

» Each director attended at least 91% of the aggregate meetings of the Board and respective committees on which he or she served.

» The independent directors routinely meet in executive session without the CEO or any other member of management. The Board Chair presides over executive sessions of the Board. Committee Chairs preside over the executive sessions of their respective committees.

» All directors are expected to attend annual meetings of shareholders. All directors attended the Annual Meeting of Shareholders held in 2022, which was held virtually.

44
Board and Committee Meetings

Director Independence

The Board determines the independence of directors on an annual basis, based on a questionnaire completed by each director that is analyzed against Company standards, applicable SEC rules and regulations and NYSE listing standards. Although the Board has not adopted categorical standards of materiality for independence purposes, no director is considered independent unless the Board has determined that he or she has no "material connection with the Company." "Material connection with the Company" includes a standard or relationship (personal, financial or otherwise, and either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that would impact a director's ability to exercise independent judgment.

The Board has determined that, other than our CEO, Mr. Bhojwani, all current directors and director nominees are independent. The Board is of the view that having an independent Chair and a Board comprised of independent directors, in addition to the CEO, best serves the interests of the Company and its shareholders.

Board's Role in Risk Oversight

Risk management is integral to our business and embedded deeply within our culture. The Board is responsible for overseeing the Company's risk profile and management's processes for managing risk. The oversight of certain risks, including those relating to the Company's capital structure and capital management, is performed by the full Board. The Board's oversight of risk also includes frequent discussion of our strategy, engaging with management in an annual, multi-day, long-term strategy session, approving annual business and strategic plans, and approving significant transactions. In addition, the Board receives regular reports on the Company's business and financial results as well as targeted presentations on various risks.

Certain risk areas, and management's strategies and processes for managing those risks, are first examined in the respective committee(s) that are responsible for the subject matter of the risk. The chart below shows the primary areas of each committee's risk oversight. Each committee regularly reports to the full Board on risk areas within its purview. In addition, management regularly reports both to committees, and to the full Board, on various risks.

Throughout the pandemic, the Board and its committees regularly considered additional risks associated with COVID-19. The Board's oversight included active consideration of these risks and the potential impacts to the Company's business, associates, customers and communities.



Board of Directors

Overall Risk Management

- Capital structure - Capital management - Strategic and competitive - Financial - Brand and reputation - ESG
- Legal and regulatory - Operational - Insurance - Investment - Succession planning - Transactions

Primary Committee Oversight

Human Resources and Compensation
- Executive compensation
- Equity-based incentive plans
- Human capital management
- Succession planning
- Talent
- Compensation-related regulations

Audit and Enterprise Risk
- Financial reporting and internal controls
- Enterprise risk
- Insurance reserves
- Fraud
- Internal audit
- Legal and regulatory compliance; litigation
- Technology delivery
- Cybersecurity, privacy and data management risk
- Business continuity
- Climate risk
- Overall risk management structure, process and function

Governance and Nominating
- Governance structure and controls
- Governance-related legal and regulatory compliance
- Corporate citizenship and sustainability
- Board succession planning
- Board, Committee and Chair evaluations
- Code of Conduct
- Corporate Governance Guidelines
- Director independence
- Public policy advocacy and political activities

Investment
- Investment strategies, policies, programs and tolerances
- Investment allocation
- Asset and liability management
- Investment performance
- Responsible investing
- Derivatives use and hedging

Management

To learn more about the risks facing the Company, please review the factors included in Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, as updated by subsequent filings by the Company with the SEC.

Enterprise Risk Management

Open communication with management is an important element of the Board's risk management and oversight. The Board and its committees regularly meet with senior management to review material risks, including the matters identified above. The Audit and Enterprise Risk Committee of the Board oversees management's processes for managing enterprise risk. CNO's Chief Risk Officer is responsible for the oversight of enterprise risk management ("ERM") activities. CNO's ERM Committee provides management-level oversight of the ERM function, which is responsible for developing and maintaining a risk management framework to assess, manage and mitigate evolving risks. The ERM framework includes a formalized process for assessing the evolving risk profile of the enterprise as well as quarterly reviews of our key risks to ensure the organization is operating within its stated risk appetite. The Board and its committees receive regular reports on the ERM process from the Chief Risk Officer. The Board and its committees also receive regular reports on legal, regulatory and compliance matters from our General Counsel and members of the Law Department.

Cybersecurity and Technology Risk Oversight

The Audit and Enterprise Risk Committee of the Board oversees management's processes for managing cybersecurity and technology risks. One Audit Committee member holds the CERT Certification in Cybersecurity Oversight from Carnegie Mellon University, and a second has significant work experience related to technology and data security. CNO also has a dedicated team devoted to information security led by the Chief Information Security Officer ("CISO"). The CISO reports directly to our Chief Information Officer and is responsible for the overall strategy and function of the cybersecurity program. As further described on page 37, CNO also maintains a Cybersecurity Steering Committee comprised of members of management that takes an active role in setting strategic direction for cybersecurity initiatives and provides oversight and guidance for overall information security risk management. The CISO provides regular reports on CNO's cybersecurity program and potential risks to the Audit Committee.

ESG Oversight

The Board oversees our ESG strategy and progress. Each committee of the Board has key responsibilities related to ESG (see pages 20-23) and oversees certain ESG-related risks (see page 29). The Board and its committees are updated regularly on ESG progress, developments and risks. Recognizing the strategic importance of ESG matters, CNO formed a Council on Sustainability that is led by our Chief Financial Officer. The council, in coordination with the Board and its committees, partners with key groups across the Company to continue to drive the advancement of our ESG strategy. The goals and benchmarks that reflect CNO's ESG program are managed by this council. Our Vice President of Investor Relations and Sustainability acts as the central point of contact to support and monitor Company-wide ESG-related initiatives.

Relationship of Compensation Policies and Practices to Risk Management



How Do We Manage Risk Related to Our Compensation Programs?

CNO's compensation programs carefully and appropriately balance risks and rewards and do not incent inappropriate risk-taking.

Multiple performance measures	• Mostly financial and quantitative in nature. • Designed to hold associates accountable for sustained improvement in core operating performance of the Company. • Minimizes potential for any single indicator to have undue influence.
Fixed and variable components	• Variable capped at no more than two-times target, mitigating risk of excessive rewards for temporary and unsustainable results. • Officer's equity-based compensation aligns their interests with those of shareholders.
Multiple-year vesting	• Serves as a retention tool. • Encourages decisions based on long-term results rather than temporary stock price increases.
Executives subject to stock ownership guidelines	• Requires compliance with baseline stock ownership guidelines for duration of employment. • Encourages executives to focus on sustaining long-term performance rather than maximizing performance in any one year. • Aligns executives' interests with those of shareholders.
Strict clawback provisions	• Clawback policy provides right to recapture incentive compensation in the event of material restatement of the Company's financial statements or other detrimental conduct that has caused, or is likely to cause, material financial, operational or reputational harm to the Company. • Annual and long-term incentive plans include right to recapture any amount paid or vested in the event that achievement of performance goals was based on incorrect data.

Other Governance Matters

Approval of Related Party Transactions

Under the Company's written policy, transactions and agreements with a Related Person (defined to include directors, director nominees and executive officers or members of their immediate families, or shareholders owning five percent or more of the Company's outstanding stock) that meet the threshold for disclosure in the Proxy Statement under applicable SEC rules (which generally apply to transactions involving amounts of $120,000 or more in which a Related Person has a direct or indirect material interest) are required to be approved by the Governance Committee (or other designated committee comprised exclusively of independent directors). In considering whether to approve a transaction or agreement, the Committee will consider all relevant factors, including the business reasons for the transaction, available alternatives on comparable terms, actual or apparent conflicts of interest and the overall fairness of the transaction or agreement to the Company.

A Related Person is required to report, in a timely manner, either to the Chair of the Board or the Chair of the Governance Committee, any proposed transaction or agreement that could be considered a Related Person transaction or agreement. The two Chairs then jointly determine if the proposed transaction or agreement should be considered by the Board or a Board committee, and whether any director should be recused from participating in that consideration because of conflict. The Board or Board committee will consider the proposed transaction or agreement in a timely manner, taking into account the facts and circumstances enumerated above. If such proposed transaction or agreement is not approved in advance, the Board or Board committee will take action as soon as practicable after it becomes aware of the transaction or agreement. There were no such transactions or agreements involving the Company and a Related Person in 2022 or to date in 2023.

Various Company policies and procedures, including the Code of Conduct and the annual questionnaires that are completed by all Company directors, officers and associates, require timely disclosure of transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules. Any Related Person transactions or agreements that are identified under these additional policies and procedures will be considered under the process described above.

Code of Conduct

We have adopted a Code of Conduct that applies to all directors, officers and associates regarding their obligations in the conduct of the Company's affairs. A copy of our current Code of Conduct is available on our website at www.CNOinc.com in the "Investors—Governance" section. Within the time period specified, and to the extent required by the SEC and the NYSE, we will post on our website any amendment to our Code of Conduct and any waiver applicable to our executives. No such waivers have been requested or granted in 2022 or to date in 2023.

Corporate Governance Guidelines

CNO is committed to best practices in corporate governance. The Board, upon the recommendation of the Governance Committee, has adopted a set of Corporate Governance Guidelines, which include director responsibilities, independence, selection and review. These guidelines are periodically reviewed and updated by the Governance Committee and the Board to reflect the Board's view of current best practices. A copy of the CNO Corporate Governance Guidelines is available on our website at www.CNOinc.com in the "Investors—Governance" section.

Communications with Directors

Shareholders and other interested parties wishing to communicate directly with the Board or any one or more individual directors are welcome to do so in writing to the CNO Corporate Secretary, 11825 North Pennsylvania Street, Carmel, Indiana 46032. The Corporate Secretary will forward any communications to the director or directors specified by the shareholder or other interested party.

Compensation Committee Interlocks and Insider Participation

Ms. Henderson, Ms. Brown, Mr. Foss and Mr. Sievert served on the Human Resources and Compensation Committee throughout 2022. None of the members of the Human Resources and Compensation Committee during 2022 is or has been an officer or associate of the Company. None of our executive officers serves, or served during 2022, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or the Human Resources and Compensation Committee.

Copies of Corporate Documents

In addition to being available on our website at www.CNOinc.com in the "Investors—Governance" section, we will provide to any person, without charge, a printed copy of our committee charters, Code of Conduct and Corporate Governance Guidelines upon request being made to CNO Investor Relations, 11825 N. Pennsylvania Street, Carmel, Indiana 46032; or by telephone: (317) 817-2893 or email: ir@CNOinc.com.

2022 Shareholder Outreach

Our Annual Engagement Program Promotes Greater Communication With Our Investors

Our investors' feedback is important to us. Throughout 2022, senior management connected with shareholders representing approximately 30% of our outstanding shares (as of December 31, 2022) to engage on matters of business strategy and performance, corporate governance, executive compensation and ESG. Board members were invited to join when corporate governance-related topics were included on the agenda.

Outreach efforts were accomplished through non-deal roadshows, individual calls and attendance at analyst and industry conferences. We have an active Investor Relations team that is focused on engaging with investors and coordinating discussions with senior management on relevant business and industry topics. We regularly receive positive feedback from investors and other stakeholders regarding our outreach practices.

During corporate governance discussions including our Board members, the directors and senior management responded to questions and discussed our corporate governance practices and sustainability efforts. The shareholder representatives who participated told us that they appreciated the opportunity to engage, particularly with our Board members, and our willingness to consider their input into our decision-making process. They spoke favorably about our governance practices and approach and provided constructive feedback and insights into various aspects of our programs and disclosures. In response to feedback received during these discussions, we have included additional information on page 13 regarding our new director onboarding practices.

We continue to find our shareholder engagement process to be highly valuable and intend to proactively seek and consider such input on an ongoing basis.

Human Capital Management

The Human Resources and Compensation Committee of our Board actively engages in the oversight of our human resource initiatives and receives regular updates from management on progress and developments.

As of December 31, 2022, we employed approximately 3,400 full-time associates, nearly all of whom are located in the United States. CNO associates are among our most important resources and are critical to achieving our mission: To secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all our stakeholders. We rely on our associates to develop products, advise clients, service customers and support the efficient running of the organization. Therefore, we focus significant attention on attracting and retaining talented, experienced individuals to serve our customers and manage and support our operations.

Our commitment to our associates is demonstrated through several areas of focus, including those discussed below. Our efforts have been recognized through numerous awards, including being certified as a 2022 Great Place to Work®, a reflection of the support that we receive from our associates, customers and communities in which we live, work and serve. See page 35 for more detail.

Associate Development and Engagement

CNO provides a supportive environment designed to encourage all associates to pursue their professional goals and career objectives through one-to-one coaching, mentoring, continuing education, professional education and training. We also regularly collect associate feedback through surveys to better learn and understand associates' needs, priorities and issues of concern.

Compensation

At CNO, we strive for a culture of exceptional performance. We believe in developing associates through a challenging work environment coupled with extensive support and training. Our compensation philosophy is focused on pay-for-performance. In 2022, we continued to offer annual cash incentives to eligible associates reflecting our performance philosophy at all levels of the organization. We reward overall and individual performance that drives long-term success for the Company and our associates. Further information on our compensation program may be found in the "Compensation Discussion and Analysis" beginning on page 40.

Health and Well-Being

Supporting our associates' physical, emotional and financial well-being is at the center of how we engage our workforce. Our benefits package for associates includes medical, dental and vision insurance coverage as well as an extensive well-being program. We understand healthcare affordability and equity are fundamental and have introduced tiered premiums for CNO's health plan that align with an associate's salary level.

CNO's well-being program encourages associates and their families to engage in healthy lifestyle choices, including completing preventive exams and screenings and taking care of their mental well-being. In 2022, we expanded this well-being program to include additional resources such as caregiver benefits that add 10 days of back-up care, monthly emotional support groups and clinic services to offer free preventive and behavioral health virtual care for all associates.

In 2022, we also increased the 401K match to help associates save more for retirement and expanded financial education resources.

During 2022, in our continuing response to the COVID-19 pandemic, CNO remained focused on the health and safety of our customers, associates and agents, and the continuity of service to the policyholders who depend on us. We maintained recommended prevention protocols and other health and safety standards as required by federal, state and local government agencies, taking into consideration guidelines from the Centers for Disease Control and Prevention and other public health authorities.

In early 2022, we began the process of reopening our corporate offices and were fully open by the end of April, although most of our associates are working under hybrid work arrangements pursuant to which they work remotely the majority of the time. Our branch offices remained open throughout the pandemic as insurance is classified as an essential business.

We offer flexible work arrangements for the majority of our associates, which includes working from home, working from the office, or a mix of both options. We remain committed to delivering consistent service with minimal disruption to our customers and agents, while providing workplace flexibility to our associates.

CNO's commitment to health and well-being earned CNO recognition on the list of 2022 Healthiest 100 Workplaces in America by Healthiest Employers® and Springbuk®.

Diversity, Equity & Inclusion

DE&I is one of CNO's five corporate values. We are committed to creating an inclusive culture that encourages, supports, celebrates and values the diverse voices and backgrounds of our associates and customers. We believe an environment that fosters collaboration, inclusion and trust supports our mission, builds a strong sense of community, and leads to greater innovation and better solutions. This environment and inclusive culture creates benefits that are shared by our associates, customers and, ultimately, our shareholders. CNO's Diversity Council brings together leaders from across the Company in support of DE&I. Our five associate-led Business Resource Groups and three affinity groups focus on mentoring, education and community outreach.

CNO's Chief Executive Officer signed the CEO Action for Diversity & Inclusion™ pledge in 2018 and has been a member of the CEO Action for Racial Equity Governing Committee since 2020. CNO also signed the Indy Racial Equity Pledge in 2021.

Awards and Recognition

CNO has been recognized through numerous awards for diversity, associate engagement and well-being. These awards would not be possible without the support of our associates, agents, customers and the communities in which we live, work and serve. Highlights of CNO's 2022 recognition includes:

» Certified as a Great Place to Work® for the third year.

» Named as one of *Forbes*' Best Midsize Employers.

» Named as one of *Forbes*' Best Employers for Diversity for the third year.

» Recognized as a Healthiest 100 Workplaces in America by Healthiest Employers® and Springbuk® for the ninth year.

» Received a perfect score of 100 on the Human Rights Campaign's 2022 Corporate Equality Index (CEI) and earned the designation as a Best Place to Work for LGBTQ+ Equality.

» Recognized as a Apex Training Award recipient.









Corporate Social Responsibility

Social responsibility is at the core of our culture. Operating with integrity, while putting the needs of our customers first, are practices that are deeply embedded in our corporate DNA. Our products help millions of middle-income Americans gain access to financial protection to help them build a more secure future. Our long-term success is tied to the well-being of our customers, associates, agents, communities and the way we conduct business. ESG principles are central to our overall business strategy.

We publish an annual Corporate Social Responsibility Report ("CSR Report"), in which we proudly highlight the work of our associates, agents, leadership team and Board to influence positive change. All of our sustainability materials may be found on our website at www.CNOinc.com in the "Investors—Sustainability" section. Our CSR Reports and other sustainability materials are not incorporated by reference into this Proxy Statement or considered to be part of this document. CNO's Council on Sustainability, in coordination with our Board and Governance Committee and other leaders, partners with key groups across the Company to continue to drive the advancement of our ESG strategy. Our Board oversees our ESG strategy and progress.

Our Six Focus Areas

Our ESG approach is focused on six key areas that are most relevant to our business:

» Promoting ethical and responsible business practices.

» Serving our customers.

» Developing and supporting our associates.

» Investing prudently.

» Caring for the environment.

» Giving back to our communities.

Promoting Ethical and Responsible Business Practices

At CNO, our business is built on trust and promises.

» Our customers trust us with their healthcare and retirement planning, and we promise to honor our policy commitments and be there when they need us most.

» Our shareholders trust us to return fair value for their investment, and we promise to be responsible stewards of our Company resources.

» Our agents and associates trust one another, and we promise to be accountable and respectful to each other and to our Company.

We recognize that the decisions we make as a company, and the actions of our associates and agents, directly impact our ability to keep our promises and maintain the trust that we hold as essential.

Our Code of Conduct outlines our expectations surrounding key issues and business practices, including anti-money laundering, political activities and contributions, conflicts of interest, fraud prevention, data security, confidentiality, gift giving and fair competition. Our associates are required to be familiar with, and to act in accordance with, our Code of Conduct. A copy of our current Code of Conduct is available on our website at www.CNOinc.com in the "Investors—Governance" section.

Our directors bring a diverse range of leadership, business, professional and personal experiences to the Board. We observe governance best practices relating to our Board structure, shareholder rights and governance philosophy. More information can be found under "Board and Governance Matters" and "Compensation Discussion and Analysis—Key Practices in Corporate Governance and Executive Compensation" beginning on pages 20 and 43, respectively.

Enterprise risk management is integral to our business. The Board is responsible for overseeing the Company's risk profile and management's processes for managing risk. More information as to how the Board oversees risk management can be found on pages 29 and 30.

At CNO, we take very seriously the privacy and security of all customer and associate personal information in our custody. Our cybersecurity program uses generally accepted principles and practices for securing information systems and information. We use the National Institute of Standards and Technology's (NIST) Cybersecurity Framework to better manage and reduce cybersecurity risk. Our Chief Information Security Officer, who reports directly to our Chief Information Officer, is responsible for the overall strategy and function of the cybersecurity program. CNO's cybersecurity governance includes the Cybersecurity Steering Committee, which helps set strategic direction for security initiatives and provides oversight and guidance for overall information security risk management. Processes and procedures continued to be enhanced in 2022 to reflect the hybrid work environment. More information on our data security and privacy programs can be found in our CSR Report.

Serving Our Customers

Enhancing the customer experience is one of our core strategic initiatives. Every customer purchase of a CNO product represents a promise between our Company and the policyholder. We take seriously this responsibility by prioritizing the care and attention needed to achieve a positive customer experience, which we formalized in our Responsible Insurance Sales and Marketing Statement.

Examples of support for our customers introduced during the COVID-19 pandemic and now imbedded into our operations include:

» We offer customers virtual agent-led consultations and contactless enrollment to provide peace of mind and the flexibility of a modern purchasing experience.

» We offer customers web chat, digital claim filing, and improved claims efficiency through digital processing to provide an enhanced customer service experience.

» We continuously evaluate the current and future financial needs of our customer base to determine the new products and features that will enhance our overall product portfolio.

» We continue to make available online the studies, articles and awareness campaigns created by our consumer education program, the Center for a Secure Retirement, in order to provide insight and practical advice to help middle-income Americans achieve financial security in retirement.

Developing and Supporting Our Associates

We believe that corporate social responsibility starts with our Company's responsibility to our associates. We are proud to offer a workplace that encourages diversity, fosters collaboration, values integrity and promotes professional growth. For additional information on our commitment to our associates, see pages 34-35.

Investing Prudently

To fulfill our promises and financial commitments to our policyholders, which may arise many years in the future, we seek to responsibly invest the premiums that we collect in high-quality assets that generate appropriate risk-adjusted returns and, to the extent practical and expected by our stakeholders, reflect our core values.

At CNO, we recognize that integration of ESG principles into our investment process can enhance our ability to identify, evaluate, monitor and react to investment risks in a manner that promotes our investment objectives, particularly over the long term. Our overall investment approach centers on developing high-quality portfolios diversified across asset classes, and which closely adhere to risk tolerances and practices, including discipline around quality, diversification and liquidity parameters. In 2022, we refreshed our responsible investment policy addressing how we integrate ESG principles into our investment process. We measured the carbon footprint, among other metrics, of our investment portfolio and continued our reduction strategy. We also funded approximately $300 million in new impact investments in 2022. These investments were in sustainability bonds, green bonds, low-income housing-focused municipal bonds, environmentally focused municipal bonds and impact funds.

In 2020, CNO became a signatory of the Principles for Responsible Investment (PRI), an international network of investors working together to implement its six aspirational principles. CNO is committed to the adoption and implementation of the PRI's six principles.

Philanthropy and Community Relations

CNO supports our communities, associates and customers through nonprofit organizations that focus on the health and financial wellness of middle-income Americans. From our executive leadership group to individual associates, service in our communities remains a central element of our corporate culture. Some highlights of 2022 include:

» $2.6 million—the approximate value of total, local community impact from the philanthropic efforts of CNO, our associates and our insurance agents. This includes:

  · $1.375 million in corporate donations through tax credit scholarship programs for schools.

  · Approximately $907,000 in corporate donations to 501c3 non-profit organizations, including a $50,000 donation to the African American Alliance of CDFI CEOs, a coalition of CEOs of Black-led community development financial institutions (CDFIs), that is committed to social and economic justice for African American communities.

  · Approximately $111,000 in donations from associates.

  · Approximately $251,000 raised through grassroots efforts and community fundraising.

» Approximately 86% of our local community impact comes from financial and in-kind donations from the Company.

» We proudly maintained our annual, budgeted corporate donations to our charity partners in 2022.

» CNO supports several partner organizations, including the American Cancer Society, the Alzheimer's Association, the American Heart Association, the African American Alliance of CDFI CEOs, and various scholarship programs.

» 10,500 hours—the approximate amount of time our associates contributed to volunteer service in their local communities, including time donated to our spring and fall CNO Giving Back Days community service projects.

Environmental Responsibility

CNO is committed to minimizing the impact of our operations on the environment while integrating environmental and sustainability processes into all our business practices and throughout our value chain. Through our CNO Council on Sustainability and our environmental affinity group, both comprised of senior leaders, associates and facilities team members, CNO is advancing efforts to reduce our carbon footprint, encourage sustainability in the workplace, and drive enterprise-wide green initiatives.

Examples of our sustainability efforts include:

» Adopted the Task Force on Climate-Related Financial Disclosures (TCFD).

» On pace to achieve our commitment to reducing our scope 1 and 2 greenhouse gas emissions by 25% by 2030.

» Integrated ESG principles into our investment process, as summarized above.

» Incorporated specific environmentally responsible criteria in evaluating all new and reimagined physical locations in 2022.

Proposal 2

Approval, by non-binding advisory vote, of the executive compensation of the Company's Named Executive Officers

⊘ **The Board of Directors unanimously recommends you vote FOR this proposal.**

General

As required by Section 14A of the Securities Exchange Act of 1934 and the related rules of the SEC, we are asking shareholders to approve, in a non-binding advisory vote, the compensation paid to our Named Executive Officers as discussed under "Executive Compensation," beginning on page 40, through the following resolution:

> "RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby approved."

While the results of the vote are non-binding and advisory in nature, the Board and the Human Resources and Compensation Committee will carefully consider the results of this vote. Currently, a non-binding advisory vote on executive compensation occurs annually, and we anticipate that the next vote will be at the next Annual Meeting of Shareholders.

Our compensation programs are designed to attract, retain and motivate the executives who lead our Company. The Human Resources and Compensation Committee has established programs and practices that pay for performance and are intended to align management's interests with those of the Company's shareholders. Key features of our compensation programs are described in the "Compensation Discussion and Analysis" section that follows.

Required Vote

The affirmative vote of a majority of shares of common stock present in person or represented by proxy and entitled to vote on the subject matter is required to approve, in a non-binding advisory vote, the compensation paid to our Named Executive Officers. Abstentions will have the effect of a vote "against" this proposal.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis ("CD&A") describes the Company's executive compensation design. It also explains how the Human Resources and Compensation Committee (the "HRCC" or the "Committee") made compensation decisions for the Named Executive Officers (the "NEOs") in 2022 and provided oversight of the Company's approach to overall employee compensation and benefit programs.

2022 Compensation Design Highlights

CNO's compensation design is intended to promote the long-term success of the Company by driving our strategic priorities, adhering to CNO's values and building a corporate culture that supports ESG principles. Our people and their talents continue to be at the center of our ability to fulfill our mission: To secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all our stakeholders.

The HRCC has designed a compensation program that pays for performance and aligns management's interests with those of the Company's shareholders and other stakeholders. Our compensation design is also intended to attract, retain and motivate the executive officers who lead our Company. Our executive compensation program consists of three primary components: base salary, annual cash incentive, and long-term incentive compensation.

CNO's operating model is centered on the customers we serve: Consumer and Worksite. This transformative business structure was first introduced in January 2020 and implemented throughout 2021. Our compensation design in 2020 and 2021 not only enabled delivery of our strategic business objectives during this transformation, but also strongly linked pay to Company performance amidst the challenges of the pandemic and macroeconomic uncertainties.

In 2022, we capitalized on our unique ability to marry a virtual connection with our in-person agents who complete the critical "last mile" of sales and service delivery. Throughout 2022, our focus remained squarely on delivering growth and executing on our strategic priorities while navigating uncertainty created by external forces (e.g., ongoing pandemic, shifting macroeconomic conditions and preparing for the adoption of required GAAP accounting changes).

In 2022, we largely maintained the compensation design initiated in 2020. The key objectives of the 2022 compensation program were to (1) balance timely execution of our near-term business plan actions with longer-term strategic priorities that require multiple year investments; (2) position CNO within the evolving marketplace and deliver growth by increasing market penetration of products and services to customers via our multi-channel cross collaboration; (3) enable rewarding performance during continued uncertainty; (4) retain talent in a highly competitive job market; (5) recognize the importance of ESG to CNO's investment and business strategies; and (6) continue to demonstrate a strong connection of pay to Company performance.

Key 2022 decisions and actions regarding our NEO compensation are described below.

» Base salary:

- The CEO's base salary was not increased in 2022. The other NEOs received either merit increases or base salary role adjustments, as described in more detail below.

» Annual Cash Incentive/Pay-for-Performance Plan ("Annual Cash Incentive/Pay-for-Performance (P4P) Plan"):

- Maintained mix of quantitative (80%) and qualitative (20%) performance metrics.

- Maintained emphasis on corporate financial metrics and investment metrics.

- Continued to utilize ESG metrics: (1) an investment metric measuring portfolio ESG ratings relative to a benchmark; and (2) a "social" component within the qualitative metric for all executive officers.

  - Investment benchmark updated to MSCI ESG Score from MSCI ESG Quality Score to provide greater consistency and transparency of reported results.

- Continued to set prospective targets equal to the Company's business plan for the year; maintained performance ranges and symmetry of threshold and maximum to target.

» Long-Term Incentive ("LTI") Plan:

- Maintained emphasis on our performance shares ("P-shares") while balancing the retentive qualities of restricted stock units ("RSUs"), using an LTI award mix of 55% P-shares and 45% RSUs.
- Maintained three-year relative total shareholder return ("TSR") modifier and three-year cliff vesting on one-year P-share metrics of 50% operating return on equity ("Operating ROE") and 50% operating earnings per share ("Operating EPS").
  - Over a three-year period, the one-year Operating ROE and Operating EPS results are subsequently adjusted by relative TSR.
  - Three-year cliff vesting encourages retention and a three-year relative TSR modifier aligns payouts with shareholder experience over a longer-term time horizon.
- Continued to set prospective targets equal to the Company's business plan for the year; maintained performance ranges and symmetry of threshold and maximum to target.

Additional detail on our Annual Cash Incentive/P4P Plan can be found beginning on page 50 and additional detail on our LTI Plan can be found beginning on page 57.

With these design features, we maintained our strong pay-for-performance philosophy, with the highest proportion of compensation for executive officers "At Risk." The following charts show each element of 2022 target NEO compensation, including the mix of short-term and long-term incentives as well as the amount of "Pay-at-Risk" for the CEO and for the other NEOs:



Fixed (13%)
Base salary (13%)
Annual / P4P (20%)
Gary C. Bhojwani CEO
LTI (67%)
At Risk (87%)

Fixed (28%)
Base salary (28%)
Average of Other NEOs
Annual / P4P (28%)
LTI (44%)
At Risk (72%)

Additional information on the target level of 2022 total annual cash and total direct compensation for each NEO can be found on page 49.

2022 Compensation Results Highlights

CNO delivered solid 2022 financial results, reinforcing the strength of our diverse and integrated distribution model and broad product portfolio. We continued to advance our business realignment and capitalize on the benefits of our strategic transformation. Regulatory responses to inflation led to volatile macroeconomic conditions that impacted our results. Within our Consumer Division, we (1) deepened the integration between our direct-to-consumer and exclusive field agency channels; and (2) enhanced our product portfolio with a new Medicare Supplement product and increased Medicare Advantage carrier plans available through our online health insurance marketplace. Within our Worksite Division, we (1) launched Optavise, our new unified Worksite brand; (2) generated insurance sales growth in all four quarters; and (3) continued to deploy initiatives to position us for growth in the hybrid work environment. Across the enterprise, we made significant progress with our ESG program as detailed on pages 36-38.

Our broad product portfolio and multi-channel business model enabled us to navigate the pandemic from a position of strength. In 2022, the pandemic began to move to an endemic state and macroeconomic conditions continued to evolve, highlighting the value proposition that our products bring to customers. We experienced increased demand for products within our direct-to-consumer distribution channel, annuity business, and insurance sales at the worksite. Concurrently, in-person distribution of our life products was impacted by new agent recruiting

challenges in a tight labor market and shifting customer preferences away from mortality concerns and back to retirement needs. Our fee businesses continued to grow, complementing our underwriting and spread-based earnings.

Our solid 2022 financial results resulted in the following payouts for our NEOs:

» Annual Cash Incentive/P4P Plan: 109-113% of target.

» 2020–2022 P-shares: (1) 200% of the target number of shares for P-shares based on 2020 Operating ROE; and (2) 200% of the target number of shares for P-shares based on 2020 Operating EPS. For the 2020–2022 period, the Company's three-year relative TSR was at the 58th percentile; therefore, no modification to the payout occurred.

No retrospective changes to our 2022 performance metrics or targets were made, whether related to the pandemic or other factors.

Additional information on our 2022 financial performance can be found on pages 2-4. Additional information on the compensation paid to each NEO for 2022 can be found on page 68.

CEO 2022 Target Total Direct Compensation and Committee Philosophy of CEO Compensation

As detailed under "—Overview of 2022 Target Compensation" on page 49, our CEO's 2022 target total direct compensation was approximately $8.2 million. In determining target total direct compensation for our CEO, the HRCC reviewed strategic business goals, peer group data, proprietary and publicly available compensation surveys and data, and considered our CEO's experience, level of responsibility, individual job performance, leadership in delivering corporate performance, job tenure and future potential. Following this process, the Committee determined that target total direct compensation of approximately $8.2 million for the CEO was appropriate and in line with market competitive levels.

Consistent with our pay-for-performance philosophy, the Committee designed the vast majority of Mr. Bhojwani's annual and long-term incentives to be performance based (i.e., "Pay-at-Risk"). In both 2021 and 2022, 87% of Mr. Bhojwani's target total direct compensation was Pay-at-Risk.

In order to further align the interests of the CEO with those of the Company and its shareholders, Mr. Bhojwani is subject to the Company's stock ownership guidelines, which require that the CEO hold Company securities with an aggregate value of at least five times his base salary. Mr. Bhojwani is in full compliance with this requirement, as his actual holdings are over 25 times his base salary. His performance-based compensation also is subject to the Company's clawback rights described on page 66.

Key Practices in Corporate Governance and Executive Compensation

The HRCC strives to maintain best practices in corporate governance and executive compensation.

What We Do	
✓	**Pay for Performance:** The vast majority of NEO target total compensation is tied to Company-wide, business segment or individual performance or a combination thereof and therefore is considered to be "Pay-at-Risk." Our compensation design balances timely execution of our near-term business plan with longer-term strategic priorities that require multiple-year investments.
✓	**Balanced View on Performance:** We take a balanced approach to measuring our performance by employing (1) relative and absolute and (2) quantitative and qualitative performance metrics in our compensation design.
✓	**Stock Ownership Guidelines:** In order to align our executive officers with shareholder interests, our CEO and all of his direct reports (including all other NEOs) are required to maintain ownership levels in accordance with Company policy. The CEO is required to maintain ownership equal to five times his base salary, while all other NEOs are required to maintain ownership equal to three times their respective base salaries. As of December 31, 2022, all NEOs have met or are within their allowable timeframes for meeting these guidelines.
✓	**Double-Trigger Change in Control:** Severance and accelerated vesting of equity awards are triggered in connection with a change in control of the Company only by a qualified termination of employment within six months in anticipation of, or within two years following, a change-in-control event. See pages 74-75 for more information.
✓	**Strong Clawback Rights:** Our incentive compensation is subject to strong clawback rights. Our Annual Cash Incentive/P4P and LTI plans contain provisions that include the right to recapture any incentive amount paid or vested in the event that the HRCC determines that the achievement of performance goals was based on incorrect data. We also have a Clawback Policy containing additional rights to recapture incentive compensation from executive officers in the event of a material restatement of the Company's financial statements or other detrimental conduct that caused material financial, operational or reputational harm to the Company.
✓	**Independence of Executive Compensation Consultant:** Willis Towers Watson ("WTW") has served as the Committee's independent executive compensation consultant since August 6, 2019. It was engaged following the Committee's thorough review of potential consultants and an analysis by the Committee of their independence pursuant to SEC and NYSE requirements. WTW has no business or personal relationships with any of our NEOs.
✓	**Ongoing Succession Planning:** Throughout the year, the HRCC regularly engages in in-depth discussions regarding executive succession planning and talent development. Succession planning is reviewed by the entire Board at least annually.
✓	**Strive to Understand Our Shareholders' Views:** We undertake an annual shareholder outreach program focused on governance, environmental, executive compensation and other social matters, including DE&I. We consider our shareholders' input when designing our executive compensation program.
✓	**Proxy Access:** Our Bylaws provide shareholders with proxy access rights for Board member nominations.
✓	**Corporate Responsibility/ESG Program:** ESG principles are central to our overall business strategy and embedded in our corporate values and culture. We believe that building a sustainable business will drive value creation for all of our stakeholders. Our Board is highly involved in setting our ESG strategies and overseeing our progress. Our ESG approach focuses on six key areas: (1) promoting ethical and responsible business practices, (2) serving our customers, (3) developing and supporting our associates, (4) investing prudently, (5) philanthropy and community relations and (6) environmental responsibility. We have a full-time DE&I leader to develop and embed DE&I practices into all human capital programs and policies including recruiting and selection, talent management and leadership development. In 2022, we maintained two ESG metrics in our Annual Cash Incentive/P4P Plan: (1) an investment metric measuring portfolio ESG ratings relative to a benchmark; and (2) a "social" component within the qualitative metric for all NEOs, supporting our DE&I goal of increased awareness and understanding. We publish a Corporate Social Responsibility Report, which is available on our website at www.CNOinc.com in the "Investors—Sustainability" section.
✓	**Contractual Protections:** Every executive officer is subject to non-solicitation and confidentiality agreements that extend one year beyond termination of employment. In addition, our CEO and Division Presidents are subject to non-competition agreements that extend one year beyond termination of employment. Additional information on these protections may be found on pages 64-65.

	What We Do Not Do
⊠	**No Supplemental Executive Retirement Plans:** We do not offer SERPs to our current executive officers other than the Company's non-qualified deferred compensation plan ("Deferred Compensation Plan").
⊠	**No Excise Tax Gross-Up Provisions:** We do not increase the gross amount of payments to account for excise taxes.
⊠	**No Significant Perquisites:** Our executive officers generally participate in broad-based, Company-sponsored, benefits programs on the same basis as other full-time associates (e.g., 401(k), medical, dental, life insurance).
⊠	**No Re-Pricing of Stock Options:** Re-pricing of underwater Stock Options without shareholder approval is prohibited except in the event of certain permissible corporate events, including but not limited to stock splits or recapitalizations.
⊠	**No Hedging:** Directors and executive officers, including NEOs, are prohibited from hedging activities related to our equity securities, including holding CNO shares in margin accounts.
⊠	**Limited Use of Employment Contracts:** Except for our CEO, none of our executive officers are parties to employment agreements. Additional information on the CEO's employment agreement may be found on page 64.
⊠	**No Uncapped Awards:** All awards under our Annual Cash Incentive/P4P and LTI plans are subject to caps.

"Say-on-Pay" Results

At our 2022 Annual Meeting, shareholders expressed strong support for our executive compensation design, with over 96% of votes cast in favor of the non-binding advisory resolution on executive compensation. The results of our "say-on-pay" advisory vote and feedback from our shareholder outreach discussions (described on page 33) are part of the Committee's regular review of our executive compensation design.

Role of the Human Resources and Compensation Committee (HRCC)

The purpose of the HRCC is to provide oversight of the Company's human resource assets and executive compensation programs to support the Company's long-term success and the delivery of the Company's objectives incorporating sound ESG principles. The HRCC determines the components and amount of compensation for our executive officers and provides overall guidance for our employee compensation policies and programs. In addition, the HRCC actively monitors executive development and succession planning activities with respect to our executive officers and key personnel.

Currently, four of our Board members sit on the HRCC, each of whom is an independent director as required by the NYSE listing requirements. The Board Chair is an *ex officio* member of the Committee, and other Board members may also participate in Committee meetings, although non-HRCC members do not vote at the Committee level. The Board receives regular reports of Committee deliberations and decisions and, at least once annually, reviews the Committee's written evaluation of the CEO's performance and compensation. The HRCC's functions are more fully described in its charter, which can be found on our website at www.CNOinc.com in the "Investors—Governance" section.

Role of the Compensation Consultant

In 2022, the HRCC utilized WTW as its independent compensation consultant. The Committee conducted an assessment of WTW's independence pursuant to SEC and NYSE requirements. Based on this assessment, the Committee determined that WTW is independent.

Although the compensation consultant is retained directly by the Committee, its personnel interact with our executive officers as needed, particularly our CEO, Chief Financial Officer, Chief Human Resources Officer, General Counsel, and each of their staffs, to provide the Committee with relevant compensation and performance data for our executive officers and the Company overall. In addition, the compensation consultant's personnel may interact with management to confirm information, identify data questions and/or exchange ideas.

As requested by the Committee, WTW's services to the Committee in 2022 included:

» Providing competitive analysis of total compensation components for our executive officers, including our NEOs;

» Researching and presenting competitive and emerging compensation practices and regulatory issues;

» Recommending peer groups for compensation and performance;

» Attending Committee meetings;

» Reviewing and evaluating changes to the Company's executive compensation philosophy and programs; and

» Assisting in the preparation of compensation-related disclosures contained in this Proxy Statement (including the new pay versus performance disclosure below).

The HRCC has the authority under its charter to retain outside consultants or other advisors. One element of that decision process is the Committee's assessment of an advisor's independence. Relative to that determination, the Committee takes into account certain independence factors enumerated by the SEC and NYSE.

The Company paid WTW $342,802 in the aggregate for executive compensation consulting services provided to the HRCC in 2022.

Separately, management engaged WTW and affiliates to provide the services described below, which do not pertain to executive compensation. In 2022, CNO paid WTW $72,849 for services pertaining to broad-based compensation support and data services. In addition, TZ Insurance Solutions LLC ("TZ") has for over ten years provided certain insurance sales and marketing services to the Company. Since its acquisition in 2019, TZ has been part of WTW's Benefits Delivery and Administration (BDA) business which is operated under a separate management structure from WTW's executive compensation business. In 2022, CNO paid TZ $24,455,727 in aggregate commissions and fees for third-party distribution of certain Consumer Division products and other sales and marketing related services to our Consumer Division.

How Our Human Resources and Compensation Committee Makes Decisions: Philosophy and Objectives

In making its decisions, the HRCC collects and considers input from multiple sources. The Committee may ask executive officers to attend Committee meetings at which executive compensation and overall and individual performance is discussed and evaluated, during which time executive officers may provide insight, suggestions or recommendations regarding executive compensation. Deliberations generally occur with input from the consultant, members of management and other Board members, however, only the members of the HRCC vote on matters of executive compensation. All elements of the CEO's compensation are submitted to the full Board for its review and approval.

Philosophy

CNO's compensation design is intended to promote the long-term success of the Company by driving our strategic priorities, adhering to CNO's values, and building a corporate culture that supports ESG principles. Our people and their talents continue to be at the center of our ability to fulfill our mission: To secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all our stakeholders.

The HRCC has designed a compensation program that pays for performance and aligns management's interests with those of the Company's shareholders and other stakeholders. Our compensation design is also intended to attract, retain and motivate the executive officers who lead our Company.

Our compensation philosophy consists of the following three guiding principles:



1	**2**	**3**
Pay for Performance	**Target Total Rewards Position**	**Benchmark Relevant Comparator Group**
Rewards are differentiated based on Company, business segment and individual performance.	To attract, retain and motivate, overall rewards are competitive by targeting compensation at approximately the median of the relevant comparator group with additional compensation for achieving superior performance.	We utilize a relevant comparator group of public companies in the insurance and financial services industry to benchmark compensation.

Pay-for-Performance Objectives

The HRCC strives to provide an understandable reward program that allows us to attract, retain and motivate executive talent with the significant industry experience required to continuously improve our performance and build long-term shareholder value. To achieve this, our programs are designed to:

» Reward operational and productivity improvements that are sustainable. This means that we establish prospective performance goals at targeted performance levels for key financial metrics under (1) our Annual Cash Incentive/ P4P Plan, and (2) our P-share awards;

» Align with the manner and timeframe in which the Company develops and executes its strategic business plans, including ESG progress;

» Align the interests of our executive officers with those of our shareholders by rewarding shareholder value creation;

» Integrate individual goal-setting, quarterly coaching and feedback with the Company-wide performance management program;

» Exercise appropriate judgment to reflect performance standards for an individual executive officer's achievement of business results as well as their contribution to upholding our values, including DE&I, and building our corporate culture; and

» Offer the opportunity to earn additional compensation when overall or individual performance exceeds expectations.

Compensation Benchmarking Approach and Relevant Comparator Group Selection

In setting target executive compensation opportunities, the Committee looks at base salary, total annual cash and total direct compensation, and reviews these compensation components relative to a select group of peer companies ("Comparator Peer Companies"). For additional information on the components of executive compensation, see pages 48-65.

The Committee's general philosophy is to compensate our executive officers at approximately the 50th percentile level for total direct compensation, for the achievement of target performance, with additional compensation opportunities for the achievement of superior results.

The Committee annually assesses "competitive market" compensation and reviews both peer group proxy data and survey data developed by its independent executive compensation consultant. In determining compensation levels for our NEOs, the Committee consults with its independent executive compensation consultant.

Following feedback from shareholder outreach as well as an extensive analysis of existing and potential peers, considering business and talent competitors and financial metrics, including assets, premiums and market capitalization, the Committee made changes to the Comparator Peer Companies in 2019. In each subsequent year, the Committee and WTW reviewed the Comparator Peer Companies and determined that no additional changes were needed. The Committee is of the view that the current peers appropriately reflect our principal business competitors and those companies with which we compete for executive talent.

The Comparator Peer Companies listed below were used as a reference point to compare proxy-disclosed compensation for 2022 to similar executive positions within CNO. Survey data developed by WTW is utilized for positions where proxy-disclosed information is not available.

2022 Comparator Peer Companies	
American Equity Investment Life Holding Co.	Horace Mann Educators Corporation
American Financial Group, Inc.	Kemper Corporation
Assurant, Inc.	Lincoln National Corporation
Brighthouse Financial, Inc.	Primerica, Inc.
Cincinnati Financial Corporation	Reinsurance Group of America, Incorporated
Globe Life Inc.	Unum Group
The Hanover Insurance Group, Inc.	Voya Financial, Inc.

Summary of Executive Compensation Components

	Description	Why We Pay This Component	How We Determine Amount
Fixed	**Fixed Cash Compensation/Base Salary** • May be adjusted annually. • The only fixed component. • Smallest percentage of executive compensation.	• To attract, retain and motivate top talent.	• Established using data targeting the 50th percentile for our Comparator Peer Companies. • Adjusted to reflect factors such as job role and responsibility, experience level, performance, retention, future potential and time in position, competitive labor pressures, comparison to market data, and internal equity.
Variable annual	**Variable Cash Compensation/Annual Cash Incentive and P4P** • Earned based on Company, business-segment and individual financial and operational performance.	• To incentivize achievement of annual financial, operational and ESG performance goals that will contribute to the Company's long-term success and support our contribution to environmental and societal principles. • Serves as primary vehicle for recognizing and differentiating performance each year.	• Established using data targeting the 50th percentile of the market. • Target incentive opportunities are expressed as a percentage of base salary.
Variable long-term	**Equity Compensation/Performance Shares (P-Shares)** • Earned based on achievement of one-year performance goals, each as adjusted by relative TSR over a three-year period. • Three-year cliff vesting. • P-shares account for 55% of the 2022 annual grant target, and were divided evenly between those tied to (1) 2022 Operating ROE and (2) 2022 Operating EPS, each as adjusted by relative TSR over a three-year period.	• To focus management on long-term Company performance. • To balance the short-term focus of the Annual Cash Incentives/P4P by tying rewards to performance achieved over both single- and multi-year periods. • To align the interests of management with those of shareholders. • To help drive long-term shareholder value creation while incentivizing key executive talent.	• The Committee established compensation levels for equity compensation based on competitive market data. • The grant date value of target P-shares awarded may be adjusted annually up or down to reflect performance, potential and other individual considerations.
	Equity Compensation/Restricted Stock Units (RSUs) • Time-vested awards that generally vest over three years. • Realizable value is variable based on long-term stock price appreciation. • In addition to the annual grant, used selectively for retention and recognition. • RSUs account for 45% of the 2022 annual grant target.	• To encourage retention and reward for exceptional performance and/or potential. • To align the interests of management with those of shareholders.	• The Committee established compensation levels for equity compensation based on competitive market data. • The grant date value of RSUs awarded may be adjusted annually up or down to reflect performance, potential and other individual considerations.

Overview of 2022 Target Compensation

The table below summarizes the target level of 2022 total annual cash and total direct compensation for our NEOs.

Summary of Components of Regular Total Direct Compensation (TDC) in 2022 at Target[1]								
Named Executive Officer	**Base Salary**	**Target Incentive**		**Target Total Annual Cash**	**P-Share Value[2]**	**RSU Value[2]**	**Total LTI Value[2]**	**Target TDC[3]**
		Amount	**% of Salary**					
Gary C. Bhojwani	$1,030,000	$1,648,000	160%	$2,678,000	$3,038,062	$2,476,509	$5,514,571	$8,192,571
% of TDC	*13%*	*20%*					*67%*	*100%*
Paul H. McDonough	661,000	661,000	100%	1,322,000	794,332	629,748	1,424,080	2,746,080
% of TDC	*24%*	*24%*					*52%*	*100%*
Bruce K. Baude	660,000	660,000	100%	1,320,000	453,904	359,856	813,760	2,133,760
% of TDC	*31%*	*31%*					*38%*	*100%*
Scott L. Goldberg	635,000	635,000	100%	1,270,000	510,642	404,838	915,480	2,185,480
% of TDC	*29%*	*29%*					*42%*	*100%*
Eric R. Johnson	635,000	635,000	100%	1,270,000	510,642	404,838	915,480	2,185,480
% of TDC	*29%*	*29%*					*42%*	*100%*

(1) Base salaries are as of December 31, 2022. Annual incentive expressed as target levels as of award date. Value of equity is expressed as grant date fair value. Variances between values and totals may exist due to rounding.

(2) Represents P-share and RSU aggregate grant date fair values granted in 2022; actual value realized will depend on stock price appreciation and achievement of performance metrics at time of vesting.

(3) Target TDC includes Target Total Annual Cash and the Total LTI Value provided at the time of the annual grant.

In determining executive compensation levels, the Committee uses market studies to review the value delivered to each executive officer through each component of compensation.

The Committee used these studies to objectively examine external market practices and compare those practices to our internal evaluations and decisions. These studies capture and report:

» Competitive external market data, by position, on a base salary, total annual cash incentive (including bonus) and total direct compensation basis; and

» Long-term equity grants and the vesting status and valuation methodologies of such grants.

Although aggregate pay levels generally are consistent with our compensation philosophy, pay levels for specific individuals may be above or below the targeted competitive benchmark levels. Variances may arise due to factors such as: an individual's role and responsibilities within our Company; the individual's experience and expertise; the individual's time in position; and the pay levels for peers within the Company.

Total realized compensation in any year may be above or below targeted compensation levels depending on whether our incentive goals were attained and whether shareholder value was created. In some instances, the amount and structure of compensation results from negotiations with an executive at the time that the individual was hired, which may reflect competitive labor market pressures to attract and hire quality executive talent in our industry. To attract and retain such talent, the Company also seeks to provide benefit levels in line with those offered by comparable publicly traded companies, although without necessarily matching on an item-by-item basis.

Base Salaries

Overview

Base salary is the only fixed component of executive compensation and comprises the smallest percentage of total compensation. Each executive officer's base salary is reviewed annually by the Committee, or more frequently in the event of a promotion, a change in job responsibilities, an assessment of level of expertise or performance, or based on market data or internal pay guidelines.

Design

The Committee generally targets the 50th percentile of the competitive market for executive compensation. Annual reviews of executive officers' base salaries take into consideration numerous factors, including: mix of compensation; job role and responsibility; individual leadership, experience and expertise; individual historical performance; retention risk; future potential and time in position; competitive labor market pressures; comparison to market data; and internal equity of peers.

2022 Increases

The HRCC does not presume that executive officers will receive annual base salary increases. The CEO's base salary was not increased in 2022. In February 2022, the Committee approved merit-based salary increases for most executive officers to align with market data and the merit funding pool for the organization overall. Mr. Baude received a merit increase of 1%. In lieu of merit increases, three NEOs received base salary role adjustments: Eric R. Johnson (15%), Scott L. Goldberg (10%) and Paul H. McDonough (7%). All three adjustments were made to align with market data based on their enhanced responsibilities and to support retention. In addition, Mr. Johnson's and Mr. Goldberg's adjustments also considered the value and contribution of their respective roles to the Company's financial performance.

Annual Cash Incentive/P4P Plan

Overview

Our Annual Cash Incentive/P4P Plan focuses on and rewards achievement of annual performance goals. It is the broadest of our management incentive programs, covering all of our NEOs and all of our associates, except those who participate in sales incentive programs. Prior to the beginning of the annual performance period, all Annual Cash Incentive/P4P Plan participants are assigned target incentive opportunities expressed as a percentage of base salary. The target percentages are based on external and internal factors applicable to the positions held by these individuals, as described in more detail below.

Design and Changes

The design of our 2022 Annual Cash Incentive/P4P Plan is largely consistent with the 2021 design, as most of the 2021 compensation design continued to support our 2022 strategic objectives, align with our 2022 compensation program objectives (summarized earlier) and measure performance in areas of focus.

The Committee reviewed the Annual Cash Incentive/P4P Plan design for 2022 in order to optimize alignment between shareholder and plan participant interests while recognizing continued uncertainties of the ongoing pandemic and macroeconomic environment.

For 2022, one primary change was introduced for all executive officers (including the NEOs): the ESG investment metric was updated to the MSCI ESG Score from the MSCI ESG Quality Score. The MSCI ESG Score provides greater consistency and transparency of reported results.

Additional details on the metrics and their weightings are provided below.

Performance Metrics

The table below summarizes the 2022 financial metrics and weightings for our NEOs under the Annual Cash Incentive/ P4P Plan.

NEO 2022 Annual Cash Incentive/P4P Plan Metrics and Weightings					
Corporate Performance Metrics	**Gary C. Bhojwani**	**Paul H. McDonough**	**Bruce K. Baude**	**Scott L. Goldberg**	**Eric R. Johnson**
Combined In-Force EBIT	30%	30%	30%	30%	20%
Combined Total Life and Health Collected Premium	10%	10%	10%	7%	7%
Annuity Collected Premium	10%	10%	10%	7%	7%
Combined Total Fee Revenue	10%	10%	10%	6%	6%
Investment Performance Metrics (see below)	20%	20%	20%	10%	40%
Individual Qualitative Assessment (including ESG component)	20%	20%	20%	20%	20%
Consumer Division Performance Metrics					
Life & Health NAP	—	—	—	7%	—
Annuity Collected Premium	—	—	—	7%	—
Fee Revenue	—	—	—	6%	—
Total	100%	100%	100%	100%	100%

Investment Performance Metrics and Weightings					
Effective Yield (GAAP Net Yield %)	35%	35%	35%	35%	35%
Pre-tax C1/AUM	30%	30%	30%	30%	30%
Portfolio Excess Returns	20%	20%	20%	20%	20%
Total Return versus Benchmark	10%	10%	10%	10%	10%
ESG Metric versus Benchmark	5%	5%	5%	5%	5%

These metrics were thoughtfully and prospectively selected as the most significant drivers of financial success and realistically subject to participants' influence. These targets align with our business objectives to drive strong operational performance, deliver consistent yet disciplined growth and improved profitability, generate strong investment returns, and manage risk effectively. Our plan also is designed to establish performance levels that are challenging yet achievable, and that appropriately balance risk and reward. These metrics also align with the day-to-day metrics that we use to run the Company.

Individual Qualitative Metric

The individual qualitative metric for each NEO is weighted at 20% of the total. The qualitative metric addresses individual results, contributions and leadership. A "social" component is included as part of this metric, weighted at five percentage points of the qualitative metric's 20 percentage points. This metric recognizes the importance of DE&I to CNO's business strategy and the critical role that our executive officers play in setting the tone for DE&I. To achieve the goal, 75% of associates on each executive officer's team would participate in four hours of voluntary DE&I associate education or participation activities. Associates have access to a portfolio of voluntary activities via CNO Business Resource Groups and DE&I online education programs.

Qualitative metric results are determined by the HRCC using a variety of sources, including:

» Peer-level input during quarterly business reviews;

» CEO assessment (other than for the CEO);

» HRCC observation and assessment of an NEO's overall performance and contribution to Company success; and

» For the "social" component, time logged by associates on voluntary DE&I education and activities.

In addition, the qualitative metric is capped: if Combined In-Force Earnings Before Interest and Taxes ("EBIT") is below threshold performance, this metric can achieve no greater than its target payout level.

2022 Annual Cash Incentive/P4P Plan Financial Metrics Defined

The following provides additional detail in explaining and defining the metrics that are applicable to all NEOs:

» **Combined In-Force EBIT**, defined as the sum of individual business segment In-Force EBIT. In-Force EBIT includes pre-tax revenues and expenses associated with the sales of insurance products that were completed more than one year before the end of the reporting period.

   The bulk of an insurer's earnings typically are generated from policies sold in prior periods, or "policies in-force." In addition, in the Committee's view, this metric enhances "line of sight" for our operating management and increases their focus on retaining business and improving the longer-term profitability of our core operations.

» **Combined Total Life and Health Collected Premium**, defined as Life & Health premiums received, net of reinsurance, as reported in our quarterly financial results.

» **Annuity Collected Premium**, defined as annuity premiums received, net of reinsurance, on annuity products, as reported in our quarterly financial results.

» **Combined Total Fee Revenue**, defined as fees from third-party policies sold, Broker Dealer/Registered Investment Adviser accounts, and revenue from Optavise (formerly known as DirectPath) and Web Benefits Design, the Company's wholly-owned subsidiaries.

» **Effective Yield (or GAAP Net Yield %)**, defined as period investment income (net of investment expenses) divided by average invested assets for the same period.

» **Pre-tax C1/AUM**, defined as the aggregate of investment asset National Association of Insurance Commissioners (NAIC) risk-based capital charges divided by assets under management. This measures the risk of default (of bonds and mortgages) or decrease in the value of the assets held in the investing portfolio as a percentage of assets under management.

» **Portfolio Excess Returns**, which measures the annual value-added basis points from asset allocation and security selection decisions (expressed as a percentage) relative to an assigned industry benchmark. It is calculated by industry standard attribution formulas.

» **Total Return versus Benchmark**, which measures the full-year portfolio total return for non-cash investments as compared to the full-year total return for a stated benchmark.

» **ESG Investment metric**, which compares the average composite MSCI rating of our Corporate Bonds (investment grade and high yield) portfolios to their respective benchmark portfolio's composite MSCI rating, applying the MSCI ESG Score.

In addition to the above metrics, the following metrics are applicable to Mr. Goldberg:

» **Consumer Division Life & Health NAP**, which measures annualized premiums on new life and health policies issued by the Consumer Division.

» **Consumer Division Annuity Collected Premium**, defined as annuity premiums received, net of reinsurance, on annuity products within the Consumer Division, as reported in our quarterly financial results.

» **Consumer Division Fee Revenue**, defined as fees from third-party policies sold and Broker Dealer/Registered Investment Adviser accounts within the Consumer Division.

2022 Payout Opportunities

Target Annual Cash Incentive/P4P Plan payout amounts for each NEO are determined by the Committee at the beginning of the performance period based on external and internal factors applicable to the positions held by each NEO.

» Target Annual Cash Incentive/P4P Plan as a percentage of each NEO base salary:
   - Mr. Bhojwani, 160%
   - Other NEOs, 100%

» Threshold payout: 50% of target payout

» Target payout: 100% of target payout

» Maximum payout: 200% of target payout

A linear interpolation is used to determine payout percentages between threshold and target performance, and target and maximum performance.

2022 Annual Cash Incentive/P4P Plan Targets

The primary purpose of the Annual Cash Incentive/P4P Plan is to reward our associates, including our executive officers, for delivering targeted financial results. In 2022, we continued to offer annual cash incentives to eligible associates reflecting our performance philosophy at all levels of the organization. For the reasons set forth below, the Committee set the targets in February 2022 for each of the performance metrics at levels that it considered rigorous and challenging as compared to 2021 results. No changes were made to such targets after they were prospectively established.

The Committee set the applicable financial objectives based on the Board-approved business plan for fiscal year 2022, which entailed a detailed vetting process prior to presentation and approval by the Board. The Committee considered a number of factors in setting incentive performance targets, as well as the threshold level and the maximum level, to require strong performance to achieve targets. These factors include Company business plans and current forecasts, historical performance, incentive practices used by peer companies, and analyst expectations.

In 2022, no changes were made to the methodology by which we determine the Annual Cash Incentive/P4P performance ranges. This method reflects the range of forecasted possible outcomes due to continued uncertainties related to the ongoing pandemic and macroeconomic environment. Target values were set equal to the Company's 2022 business plan. Minimum and maximum values were set using a percentage range consistent with the prior year's range, and an equivalent percentage from the target-to-maximum as compared to the threshold-to-target percentage.

Most 2022 targets incorporated growth over both 2021 as reported and excluding significant items, except for (1) Combined In-Force EBIT, (2) Combined Total Life and Health Collected Premium and (3) within the investment performance metrics, Effective Yield (GAAP Net Yield %).

The Combined In-Force EBIT target of $652.7 million ("MM") was set below 2021 as reported ($716.5 MM) and excluding significant items ($705.9 MM). This was primarily due to two favorable impacts on income in 2021 that were not expected to continue in 2022: (1) pandemic impacts on insurance product margin, and (2) outperformance of variable net investment income. When setting the 2022 business plan, we projected a significant reduction in the favorable health claims that we had experienced since the onset of the pandemic, assuming that policyholders' demand for healthcare services would begin to return to pre-pandemic norms. We expected alternative investment yields to be more in line with our average expected return from these types of investments after significant outperformance since the middle of 2020.

The Combined Total Life and Health Collected Premium target of $2,523.1 MM was set slightly below 2021 as reported total of $2,555.2 MM. When setting the 2022 business plan, we projected declining premiums in our Medicare Supplement product due to the continued secular shift to Medicare Advantage. Management's action to introduce a new Medicare Supplement product in 2022 was expected to mitigate, but not eliminate, the decline in Medicare Supplement collected premiums.

Within the investment performance metrics, the 2022 Effective Yield (GAAP Net Yield %) target of 4.77% was set below 2021 as reported of 5.14%. When setting the 2022 business plan, we expected variable investment income to moderate after significant outperformance in 2021 (as discussed earlier). We also expected that the ongoing low interest rate environment would continue to pressure average investment portfolio yields, as our new money rate was projected to remain below the overall portfolio rate, creating a downward bias for the 2022 effective yield.

The Pre-tax C1/AUM target was set in line with the Company's 2022 risk-based capital plan while taking into consideration the target yield. The Portfolio Excess Returns reflects our strategy to take positions that may lag benchmark in total investment return but pay a higher level of current income. The Total Return versus Benchmark metric measures performance relative to a certain benchmark and is designed to reward performance generally in line with or exceeding market performance.

The ESG metric measures ESG performance of our Corporate Bonds portfolios relative to benchmark portfolios. The target (4.3%) was updated to track to the MSCI ESG Score instead of the MSCI ESG Quality Score used in 2021. Had the metric applied the MSCI ESG Score, the result in 2021 would have been 4.15%.

The Committee determined that the 2022 performance metric targets were appropriately rigorous.

The table below summarizes 2021 actual results (as reported and excluding significant items) and the 2022 plan targets, thresholds and maximums.

Corporate Performance Metrics	2021 Results		2022 Annual Cash Incentive/P4P Plan Performance Levels		
	2021 As Reported	2021 Excluding Significant Items	Threshold	Target	Maximum
Combined In-Force EBIT	$716.5 MM	$705.9 MM	$456.9 MM	$652.7 MM	$848.5 MM
Combined Total Life and Health Collected Premium	$2,555.2 MM	$2,555.2 MM	$2,397.0 MM	$2,523.1 MM	$2,649.3 MM
Annuity Collected Premium	$1,400.5 MM	$1,400.5 MM	$1,331.3 MM	$1,479.3 MM	$1,627.2 MM
Combined Total Fee Revenue	$147.6 MM	$147.6 MM	$154.7 MM	$182.0 MM	$209.3 MM
Consumer Division Performance Metrics	**2021 As Reported**	**2021 Excluding Significant Items**	**Threshold**	**Target**	**Maximum**
Life & Health NAP	$319.8 MM	$319.8 MM	$300.5 MM	$333.9 MM	$367.3 MM
Annuity Collected Premium	$1,400.5 MM	$1,400.5 MM	$1,331.3 MM	$1,479.3 MM	$1,627.2 MM
Fee Revenue	$107.1 MM	$107.1 MM	$114.7 MM	$127.4 MM	$140.1 MM
Investment Performance Metrics	**2021 As Reported**	**2021 Excluding Significant Items**	**Threshold**	**Target**	**Maximum**
Effective Yield (GAAP Net Yield %)	5.14%	—	4.24%	4.77%	5.29%
Pre-tax C1/AUM	1.35%	—	1.76%	1.60%	1.44%
Portfolio Excess Returns	149 bps	—	≥ −150 bps of benchmark performance	Benchmark Performance	≥ +150 bps of benchmark performance
Total Return versus Benchmark	0.7 bps	—	≥ −150 bps of benchmark performance	Benchmark Performance	≥ +150 bps of benchmark performance
ESG Metric versus Benchmark	4.15%	—	Benchmark +0%	Benchmark +4.3%	Benchmark + 8.6%

2022 Annual Cash Incentive/P4P Plan Results

The Committee has the authority to adjust performance goals or results for the impact of certain industry, market or Company-specific special items from year to year. The Board takes very seriously the consideration of any such adjustments and generally prefers to avoid such modifications. Nonetheless, the Board is responsible for ensuring that management acts in the best interests of shareholders, regardless of the impact on its incentives. Therefore, we are of the view that any adjustment must be (1) material; (2) non-recurring or unusual in nature; and (3) reflect items that management either cannot control or, if controllable, has determined to be in the long-term best interests of the Company and its shareholders. These adjustments may vary from year to year and may have either a favorable or unfavorable impact on the funding of the Annual Cash Incentive/P4P Plan.

No such adjustments were applied for the 2022 Annual Cash Incentive/P4P Plan. The tables below summarize 2022 results by metric.

Corporate Performance Metrics	2022 Target*	2022 As Reported	Payout % of Target
Combined In-Force EBIT	$652.7 MM	$637.9 MM	96%
Combined Total Life and Health Collected Premium	$2,523.1 MM	$2,520.2 MM	99%
Annuity Collected Premium	$1,479.3 MM	$1,604.6 MM	185%
Combined Total Fee Revenue	$182.0 MM	$169.3 MM	77%

Consumer Division Performance Metrics	2022 Target*	2022 As Reported	Payout % of Target
Life & Health NAP	$333.9 MM	$315.8 MM	73%
Annuity Collected Premium	$1,479.3 MM	$1,604.6 MM	185%
Fee Revenue	$127.4 MM	$125.2 MM	92%

Investment Performance Metrics	2022 Target*	2022 As Reported	Payout % of Target
Effective Yield (GAAP Net Yield %)	4.77%	4.86%	117%
Pre-tax C1/AUM	1.60%	1.34%	200%
Portfolio Excess Returns	Benchmark Performance	–144 bps	52%
Total Return versus Benchmark	Benchmark Performance	–11 bps	96%
ESG Metric versus Benchmark	Benchmark +4.3%	5.31%	123%

* See page 55 for additional detail on the threshold, target and maximum performance targets for the 2022 Annual Cash Incentive/P4P Plan.

For 2022, the Annual Cash Incentive/P4P plan paid out $30.8 million, 77% of which was paid to our associates who are not executive officers.

The table below sets forth the actual 2022 cash bonuses paid out to the NEOs pursuant to our Annual Cash Incentive/ P4P Plan. These figures combine the individual performance opportunities, weightings and targets previously discussed.

2022 Annual Cash Incentive/P4P Plan Payouts[1]								
	Target Annual P4P Incentive[2]		Actual Performance				Total P4P Payout	
			Financial Metrics (80% of Total)		Qualitative Metric (20% of Total)			
Named Executive Officer	% of Base Salary	$	%	$	%	$	% of Target	$
Gary C. Bhojwani	160	1,648,000	113	1,488,996	111	365,856	113	1,854,852
Paul H. McDonough	100	661,000	113	597,225	111	146,742	113	743,967
Bruce K. Baude	100	660,000	113	596,321	100	132,000	110	728,322
Scott L. Goldberg	100	635,000	112	568,807	95	120,650	109	689,457
Eric R. Johnson	100	635,000	118	600,744	90	114,300	113	715,044

(1) Variances between values and totals may exist due to rounding.
(2) Target amounts are calculated based on salary at year end.

Qualitative metric results are determined by the Committee using a variety of sources, including peer-level input during quarterly business reviews, CEO assessment (other than for the CEO), and Committee observation and assessment. Since Combined In-Force EBIT was above threshold performance, this metric was not capped at its target payout level.

For 2022, NEO qualitative metric payouts ranged from 90% to 111% of target. These results reflect each NEO's:

» Contribution to driving our mission, purpose, values and goals;

» Leadership in navigating pandemic-related challenges and social justice issues;

» Contributions to our ESG and DE&I programs;

» Progress toward engaging 75% of their associates in four hours of voluntary DE&I education and participation activities; and

» Progress on succession planning as well as recruiting and retaining top talent.

Long-Term Incentives

Overview

Performance-based equity compensation aligns our NEOs' interests to those of our shareholders and helps to drive long-term shareholder value creation while facilitating the retention of key executive talent. The design of our 2022 long-term incentives is consistent with the 2021 design, as most of the 2021 plan design continued to support our 2022 strategic objectives, align with our 2022 compensation program objectives and measure performance in areas of focus.

Design and Changes

For 2022, our long-term incentive award mix and performance metrics remained the same. Our equity award mix consists of two award types—performance-based awards (P-shares) and restricted stock units (RSUs). This aligns with prevalent market practice. 2022 grants maintained a mix of 55% P-shares and 45% RSUs, placing a greater emphasis on our P-shares while balancing the retentive qualities of time-vested RSUs.



2022

P-shares **(55%)**

RSUs **(45%)**

The P-share awards with respect to the performance period commencing on January 1, 2022 and ending on December 31, 2024 will pay out after three years based on one-year Operating ROE and one-year Operating EPS, each as adjusted by the relative TSR for the three-year period. This is the same design as the prior year's P-share awards commencing on January 1, 2021 and ending on December 31, 2023.

The HRCC determined that the continued use of the three-year relative TSR modifier and three-year cliff vesting on one-year P-share metrics continues to be appropriate. One-year metrics provide greater ability to influence business results and are balanced by both a three-year cliff vesting, which encourages executive retention, and a three-year relative TSR modifier, which aligns payouts with shareholder experience over a longer-term time horizon. Continued use of Operating ROE aligns with shareholder interests. Continued use of Operating EPS provides a clear gauge of performance, requiring solid operational execution as well as disciplined capital management, and is a metric closely followed by both sell-side analysts and buy-side investors. Comparing TSR to a group of industry peer companies measures our ability to perform relative to those affected by the same macroeconomic conditions.

TSR is measured relative to a peer group of companies over three years. Shares that vest after three years based on one-year financial performance may be modified by the relative TSR result over the three-year period. If relative TSR performance is at the 75th percentile or above, vested shares will increase by 25%. Relative TSR at the 25th percentile or lower will reduce vested shares by 25%. There is no change in the number of vested shares for performance between the 25th and 75th percentile. The TSR modifier cannot increase the P-share payout above the cap of 200%.

The HRCC reviews and approves individual grants for the NEOs, as well as all P-share grants and any RSU awards made to other executive officers under the purview of the Committee, based on competitive market data. Annual grants for all officers are reviewed and approved at the Committee's scheduled meeting at approximately the same time each year. In determining the 2022 annual grant, the HRCC considered a dollar amount of equity to be awarded and calculated the number of P-shares and RSUs to be granted to each executive officer. Interim or off-cycle grants are reviewed and approved by the Committee as circumstances warrant.

The CEO is authorized by the HRCC to utilize a designated number of shares each year to grant equity awards to non-executive officers to attract, retain, motivate and/or reward such associates, as deemed appropriate by the CEO. Such awards are regularly reviewed by the Committee.

To be eligible to vest in long-term incentive awards, NEOs generally must continue to be employed by CNO through the vesting dates or satisfy the definitions of "Retirement, Death or Disability" in our award agreements or upon an involuntary termination within six months in anticipation of or within two years after a Change in Control (as defined in our award agreements). For additional information on the terms of our equity-based awards, see page 70.

The Committee assesses aggregate share usage and dilution levels in comparison to general industry norms. This enables the Committee to be mindful of total cost, grants awards that are competitive in the market, a policy of internal equity, and reinforcement of our pay-for-performance philosophy.

Performance Metrics/Targets

As noted previously, the Committee chose two one-year performance metrics (Operating ROE and Operating EPS) and one three-year modifier (Relative TSR) for setting P-share awards.

Operating ROE, a non-GAAP financial measure, is defined as net operating income divided by average equity. In calculating average equity, we exclude accumulated other comprehensive income or loss ("AOCI") and deferred tax assets related to net operating losses ("NOLs"). It is common industry practice to exclude AOCI from the equity component of the Operating ROE calculation as it can be highly volatile due to changes in general market interest rates rather than a result of the business decisions made by management. Our deferred tax assets related to NOLs are excluded as these assets do not provide any return to shareholders until after the NOLs are utilized, reducing taxes that otherwise would be due. Operating ROE is an absolute measure, which is directly linked to the Company's business plan and is one of the tools used by the investment community to evaluate our performance and assess valuation. This definition aligns with CNO's external reporting of Operating ROE.

The second one-year metric also is an absolute measure, Operating EPS. Operating EPS, a non-GAAP financial measure, is defined as net operating income divided by the weighted average number of diluted shares outstanding.

Net operating income is defined as net income excluding: (1) net realized investment gains or losses from sales, impairments and change in allowance for credit losses, net of related amortization and taxes; (2) net change in market value of investments recognized in earnings, net of taxes; (3) fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed index annuities, net of related amortization and taxes; (4) fair value changes related to the agent deferred compensation plan, net of taxes; (5) loss related to reinsurance transaction, net of taxes; (6) loss on extinguishment of debt, net of taxes; (7) changes in the valuation allowance for deferred tax assets and other tax items; and (8) other non-operating items consisting primarily of earnings attributable to variable interest entities ("VIEs"), net of taxes. Operating EPS is used consistently by CNO's management to evaluate the operating performance of the Company and is a measure commonly used in the life insurance industry. Management and the Board share the view that an analysis of Operating EPS is important in understanding the profitability and operating trends of the Company's business. This definition aligns with CNO's external reporting of Operating EPS.

For additional information on these non-GAAP financial measures and reconciliations to the applicable GAAP measures, see "Information Related to Certain Non-GAAP Financial Measures" beginning on page 91 and the information set forth in our periodic filings with the SEC.

The three-year modifier is a relative measure of TSR based on our stock price performance relative to a group of industry peers (see "—Total Shareholder Return Performance Peers" below). Decreasing shares by 25% when three-year relative TSR performance is at the 25th percentile or lower, or increasing shares by 25% when performance is at the 75th percentile or higher, maintains a long-term performance outlook and aligns payouts with shareholder experience over a longer-term time horizon. No modification occurs when performance is between the 25th and 75th percentile. The TSR modifier cannot increase the P-share payout above the cap of 200%.

Long-Term Incentive Plan Grants in 2022

The P-shares awarded in 2022 require a threshold level of performance to receive 50% of the target number of shares, and the upside opportunity for maximum performance is 200% of the target number of shares, based on the one-year performance period, subject to adjustment based on the three-year relative TSR. RSUs vest ratably over a three-year period. Dividend equivalents are paid on P-shares and RSUs upon vesting.

In 2022, no changes were made to the methodology by which we determine P-share performance ranges. This method reflects the range of forecasted possible outcomes due to uncertainties related to the ongoing pandemic and macroeconomic environment. Target values were set equal to the Company's 2022 business plan. Minimum and maximum values were set using a percentage range consistent with the prior year's range, and an equivalent percentage from the target-to-maximum as compared to the threshold-to-target percentage.

The table below shows the number of P-shares and RSUs, and the grant date fair value of such awards granted to our NEOs in 2022.

2022 Annual LTI Grants		
	2022 Equity Grant	
Named Executive Officer	**P-Shares**	**RSUs**
Gary C. Bhojwani	117,800	99,100
Grant Date Fair Value	$3,038,062	$2,476,509
Paul H. McDonough	30,800	25,200
Grant Date Fair Value	$ 794,332	$ 629,748
Bruce K. Baude	17,600	14,400
Grant Date Fair Value	$ 453,904	$ 359,856
Scott L. Goldberg	19,800	16,200
Grant Date Fair Value	$ 510,642	$ 404,838
Eric R. Johnson	19,800	16,200
Grant Date Fair Value	$ 510,642	$ 404,838

No One-Time Grants

No special one-time grants were made in 2022 to any NEO.

2020–2022 P-Share Performance

» The 2020–2022 P-share grant was evenly split between one-year Operating ROE and one-year Operating EPS, each as adjusted by relative TSR for the three-year period. The relative TSR modifier decreases shares by 25% when three-year relative TSR performance is at the 25th percentile or lower or increases shares by 25% when performance is at the 75th percentile or higher. No modification occurs when performance is between the 25th and 75th percentile.

» The Operating ROE and Operating EPS targets were established in early 2020 based on our strategic goals and business plan at that time and their respective impacts on the components of the Operating ROE calculation. The 2020 Operating ROE target was set equal to our business plan at 10.2%, lower than 2019 as-reported Operating ROE (10.7%) and Operating ROE excluding significant items (10.4%). The reduction in target ROE in 2020 as compared to 2019 was driven primarily by an expected decline in net investment income due to continued low interest rates and an expected increase in average shareholders' equity due in part to the Company's utilization of its NOLs. The 2020 Operating EPS target was set equal to our business plan at $2.02, higher than 2019 as-reported Operating EPS ($1.85) and Operating EPS excluding significant items ($1.80), reflecting our expectation of a lower weighted average share count from share repurchases.

» The threshold value reflects the HRCC's view in early 2020 of the minimum acceptable result deemed worthy of a payout, the determination that the target value aligned with our business plan, and the premise that the maximum value signifies exceptional performance. The Committee concluded that the combination of the two metrics would continue to focus management on improving long-term earnings growth and creating value for shareholders.

2020 1-Year Operating ROE[1]	% Amount
≥ 11.73%	200%
10.20% (Target)	100%
8.67% (Threshold)	50%
< 8.67%	NO PAYOUT
As Reported: 12.88% **Adjusted Results: 11.92%**	**Payout % of Target: 200%**

» Operating ROE[1] of 11.92% for 2020 generated a 200% payout.

   · The Company reported Operating ROE[1] of 12.88% for 2020. As discussed below, the HRCC considered two items in 2020 to be material, non-recurring items that were beyond management's control and adjusted the 2020 Operating ROE[1] result downward to 11.92%.

   · For the 2020–2022 period, the Company's three-year relative TSR was 32%, resulting in a 58th percentile rank. Therefore, no modification to the payout occurred.

   · The 2020–2022 Operating ROE payout of 200% reflects strong 2020 operating earnings resulting from, among other factors, the resiliency of our broad product portfolio and multi-channel business model during the pandemic in addition to strong variable investment income results.

2020 1-Year Operating EPS Performance[1]	% Amount
≥ $2.22	200%
$2.02 (Target)	100%
$1.82 (Threshold)	50%
< $1.82	NO PAYOUT
As Reported: $2.53 **Adjusted Results: $2.34**	**Payout % of Target: 200%**

» Operating EPS[1] of $2.34 for 2020 generated a 200% payout.

   · The Company reported Operating EPS[1] of $2.53 for 2020. As discussed below, the HRCC considered two items in 2020 to be material, non-recurring items that were beyond management's control and adjusted the 2020 Operating EPS[1] result downward to $2.34.

   · For the 2020–2022 period, the Company's three-year relative TSR was 32%, resulting in a 58th percentile rank. Therefore, no modification to the payout occurred.

   · The 2020–2022 Operating EPS payout of 200% reflects strong 2020 operating earnings resulting from, among other factors, the resiliency of our broad product portfolio and multi-channel business model during the pandemic in addition to strong variable investment income results.

(1) Operating ROE and Operating EPS are non-GAAP financial measures. See "Information Related to Certain Non-GAAP Financial Measures," beginning on page 91, for a reconciliation to the corresponding GAAP measure.

3-Year Relative TSR Performance (1/1/20 to 12/31/22)	TSR Performance Share Modifier
≥ 75th Percentile	+25%
Between 25th Percentile and 75th Percentile	NO ADJUSTMENT
≤ 25th Percentile	−25%
Actual Results: 58th Percentile	**Modifier %: NO ADJUSTMENT**

» For 2020–2022, the three-year relative TSR performance was at the 58th percentile relative to TSR Performance Peers. Therefore, no modification to the payout occurred.

The HRCC has the authority to adjust results for the impact of certain industry, market or Company-specific special items from year to year. The Board takes very seriously the consideration of such adjustments and generally prefers to avoid such modifications. Nonetheless, the Board is responsible for ensuring that management acts in the best interests of shareholders, regardless of the impact on its incentives. Therefore, we are of the view that any adjustment must be (1) material; (2) non-recurring or unusual in nature; and (3) reflect items that management either cannot control or, if controllable, has determined to be in the long-term best interests of the Company and its shareholders. These adjustments may vary from year to year and may have either a favorable or unfavorable impact on the funding of long-term incentives. For 2020, the HRCC considered two items to be material, non-recurring items that were beyond management's control and should be adjusted in determining the one-year metrics in the 2020–2022 P-shares. Those two items related to the settlement of a legacy regulatory matter and the insurance margin impacts of the actuarial assumption review driven by the unexpectedly steep decline in interest rates in 2020. Neither had been considered in setting the 2020 operating plan or the P-share targets. In the aggregate, these adjustments decreased the Operating ROE and Operating EPS results. The adjusted results are reflected in the "Adjusted Results" section of the tables above.

The table below shows actual Operating ROE and Operating EPS P-share vesting for NEOs related to the 2020–2022 award.

P-Share Vesting for the 2020-2022 Performance Period				
Named Executive Officer	**Metric[1]**	**P-Shares Granted**	**P-Shares Opportunity Earned (% of Target)**	**P-Shares Vested**
Gary C. Bhojwani	Operating ROE	67,650	200%	135,300
	Operating EPS	67,650	200%	135,300
Paul H. McDonough	Operating ROE	13,550	200%	27,100
	Operating EPS	13,550	200%	27,100
Bruce K. Baude	Operating ROE	10,500	200%	21,000
	Operating EPS	10,500	200%	21,000
Scott L. Goldberg	Operating ROE	12,000	200%	24,000
	Operating EPS	12,000	200%	24,000
Eric R. Johnson	Operating ROE	12,000	200%	24,000
	Operating EPS	12,000	200%	24,000

(1) Operating ROE and Operating EPS are non-GAAP financial measures. See "Information Related to Certain Non-GAAP Financial Measures," beginning on page 91, for a reconciliation to the corresponding GAAP measure.

2021–2023 P-Share Performance Metrics and Targets

The 2021–2023 P-share grant was evenly split between one-year Operating ROE and one-year Operating EPS, and both are modified by relative TSR for our TSR Performance Peers, targeting the 50th percentile for target performance. The Operating ROE target was set equal to our business plan at 8.4%, lower than 2020 as-reported Operating ROE (12.88%) and Operating ROE excluding certain material, non-recurring items (11.92%). The Operating EPS target was set equal to our business plan at $1.88, lower than 2020 as-reported Operating EPS ($2.53) and Operating EPS excluding certain material, non-recurring items ($2.34). The lower target ROE and EPS reflected our expectation that the net favorable pandemic impacts on insurance product margin and the outperformance of variable net investment income in 2020 would moderate in 2021. In addition, the lower target ROE in 2021 as compared to 2020 reflected an expected increase in average shareholders' equity, as adjusted, due in part to the Company's utilization of its NOLs.

The 2021−2023 P-share grant requires a threshold level performance to receive 50% of the target number of shares, and the upside opportunity for maximum performance is 200% of the target number of shares. The payout will be based on 2021 results, subject to the three-year relative TSR modifier.

The Company reported Operating ROE[1] excluding significant items of 11.81% and Operating EPS[1] excluding significant items of $2.72 for 2021. These results reflect potential payouts of 181.2% and 189.9%, respectively, prior to applying the relative TSR modifier over 2021−2023.

2022−2024 P-Share Performance Metrics and Targets

The 2022−2024 P-share grant was evenly split between one-year Operating ROE and one-year Operating EPS, and both are modified by relative TSR for our TSR Performance Peers, targeting the 50th percentile for target performance. The Operating ROE target was set equal to our business plan at 9.5%, lower than 2021 as-reported Operating ROE (12.08%) and Operating ROE excluding significant items (11.81%). The Operating EPS target was set equal to our business plan at $2.50, lower than 2021 as-reported Operating EPS ($2.79) and Operating EPS excluding significant items ($2.72). The lower target ROE and EPS reflected our expectation that the net favorable pandemic impacts on insurance product margin and the outperformance of variable net investment income in 2021 would moderate in 2022. In addition, the lower target ROE in 2022 as compared to 2021 reflected an expected increase in average shareholders' equity, as adjusted, due in part to the Company's utilization of its NOLs.

The 2022−2024 P-share grant requires a threshold level performance to receive 50% of the target number of shares, and the upside opportunity for maximum performance is 200% of the target number of shares. The payout will be based on 2022 results, subject to the three-year relative TSR modifier.

The Company reported Operating ROE[1] excluding significant items of 8.1% and Operating EPS[1] excluding significant items of $2.18 for 2022. These results reflect potential payouts of 85.1% and 87.2%, respectively, prior to applying the relative TSR modifier over 2022−2024.

Total Shareholder Return Performance Peers

Our Comparator Peer Companies are one source used to develop our TSR Performance Peers. However, TSR Performance Peers may differ from our Comparator Peer Companies because of the use of additional selection criteria not related to organizational size and competition for executive talent. These criteria include stock price correlation, ownership concentration and macroeconomic response similarities. The Committee is of the view that the use of a second peer group that is developed with these variances from the Comparator Peer Companies more accurately measures our relative TSR performance. The Committee reviews the TSR Performance Peers annually and obtains feedback from its independent executive compensation consultant on their continued appropriateness. For additional information on the selection of the Comparator Peer Companies, see pages 46-47.

Following feedback received from our shareholder outreach program, as well as an extensive analysis of existing and potential peers undertaken in 2019, the Committee determined that changes to our TSR Performance Peers were appropriate beginning with our 2020 performance period. The TSR Performance Peers are used to determine the value of the modifier of our 2020−2022, 2021−2023 and 2022−2024 P-share grants. Due to its acquisition, Athene Holding Ltd. was removed as a TSR performance peer for the 2020−2022 and 2021−2023 P-share grants.

---

(1) Operating ROE and Operating EPS are non-GAAP financial measures. See "Information Related to Certain Non-GAAP Financial Measures," beginning on page 91, for a reconciliation to the corresponding GAAP measure.

Below are the TSR Performance Peers that the Committee referenced for 2022 TSR benchmarking and will use to determine the modifier of our 2022–2024 P-share grant:

2022 TSR Performance Peers	
Aflac, Inc.	MetLife, Inc.
American Equity Investment Life Holding Co.	Primerica, Inc.
AXA Equitable Holdings, Inc.	Principal Financial Group, Inc.
Brighthouse Financial, Inc.	Prudential Financial, Inc.
Globe Life, Inc.	Unum Group
Lincoln National Corporation	Voya Financial, Inc.

Amended Employment Agreement and Executive Agreements

Pursuant to our CEO's employment agreement, our severance plan, and the terms of award agreements made in accordance with our equity-based compensation plans, NEOs are entitled to payments and benefits upon the occurrence of certain specified events, including qualifying terminations of employment. The specific terms of these arrangements are described below, and an estimate of the amounts that would have been payable had the qualifying terminations occurred as of fiscal year-end are set forth in the section entitled "Potential Payments Upon Termination or Change in Control" beginning on page 74.

The termination benefits for which our NEOs are eligible were negotiated and entered into in order to address competitive concerns in the NEO recruitment and retention process. The Committee also received advice from its independent executive compensation consultant about these benefits. Providing highly qualified and skilled individuals with a fixed amount of compensation offsets the potential risk of departure from a prior employer and/or foregoing other opportunities in order to join our Company. At the time of entering into such arrangements, the HRCC carefully considers both the desirability of hiring a particular individual at the proposed compensation and also the Company's aggregate potential obligations to our NEOs as a group.

Chief Executive Officer. The Company is a party to an employment agreement with Mr. Bhojwani that governs the terms of his employment as the Company's Chief Executive Officer for a term that is currently scheduled to expire on December 31, 2023 (the "Amended CEO Agreement") unless earlier terminated in accordance with its terms or renewed or extended by mutual agreement. The Amended CEO Agreement subjects Mr. Bhojwani to non-solicitation and non-competition covenants that apply during the term and for one year thereafter. The Amended CEO Agreement provides for an annual base salary of $1,030,000, with increases from time to time based on Mr. Bhojwani's performance, and an annual performance-based bonus with a target of 160% of base salary with respect to any calendar year. The threshold payout for Mr. Bhojwani is 50% of his target payout pursuant to the P4P Plan, and the maximum payout pursuant to the Amended CEO Agreement is 200% of his target payout.

In the event that Mr. Bhojwani's employment is terminated by the Company without "Just Cause" or by Mr. Bhojwani "With Reason" (both as defined in the Amended CEO Agreement), or following expiration of the term of the Amended CEO Agreement if no extension has been offered by the Company on substantially the same or better terms, Mr. Bhojwani is eligible to receive the following benefits: (1) a pro rata bonus for the year of termination; (2) a lump-sum severance payment equal to two times the sum of (a) his base salary plus (b) the target bonus; (3) outplacement services for a period of up to twelve months; (4) a lump-sum payment for six months of financial and tax preparation services in an amount not to exceed $10,000; and (5) up to twelve months of fully subsidized coverage for certain health and welfare benefits. In the event that such termination occurs within six months in anticipation of or within two years following a "Change in Control" (as defined in the Amended CEO Agreement), Mr. Bhojwani would be eligible to receive the same benefits, except that (a) the lump-sum severance payment described in clause (2) above would equal three times the sum of (i) his base salary plus (ii) the target bonus and (b) the subsidized health and welfare benefits described in clause (5) above would be provided for up to 24 months. The receipt of such benefits is conditioned on Mr. Bhojwani's timely execution of a general release of claims in favor of the Company.

Other Executive Officers. On August 6, 2019, the HRCC approved and adopted the CNO Executive Severance Pay Plan, as restated effective November 13, 2019 and further amended effective October 1, 2020 (the "Severance Plan"). The Severance Plan covers the executive officers of the Company who report to the Company's Chief Executive Officer, including the NEOs. Under the terms of the Severance Plan, in the event that the employment of an NEO (other than Mr. Bhojwani) is terminated by the Company without "Just Cause" or by such NEO "With Reason" (in each case, as defined in the Severance Plan), such NEO is eligible to receive the following benefits: (1) a pro rata bonus for the year of termination; (2) a lump-sum severance payment equal to one and one-half times the sum of (a) the NEO's base salary plus (b) the target bonus, in each case, as in effect as of the termination date; (3) outplacement services for a period of up to twelve months; (4) a lump-sum payment for six months of financial and tax preparation services in an amount not to exceed $10,000; and (5) up to eighteen months of subsidized coverage for certain health and welfare benefits. In the event that such termination occurs within six months in anticipation of or within two years following a "Change in Control" (as defined in the Severance Plan), the NEO would be eligible to receive the same benefits, except that the lump-sum severance payment described in clause (2) above would equal two times the sum of (i) the NEO's base salary plus (ii) the target bonus. At the discretion of the plan administrator, the receipt of such benefits may be conditioned on the NEO's execution of a general release of claims in favor of the Company, and, in general, the Company may amend or terminate the Severance Plan at any time.

In connection with the adoption of the Severance Plan, the HRCC approved, and each NEO (other than Mr. Bhojwani) entered into, a Confidential Information and Nonsolicitation Agreement (the "Executive Agreement") with the Company, effective August 6, 2019, pursuant to which each such NEO agreed to be bound by a non-solicitation covenant that applies during the executive officer's term of employment and for a period of one year thereafter. Mr. Goldberg's Executive Agreement also includes a non-competition covenant that applies during his term of employment and for a period of one year thereafter.

Baude Separation. Bruce Baude separated from the Company, effective December 31, 2022. Mr. Baude's separation resulted from the Company's elimination of his position and was an involuntary termination by the Company without "Just Cause" for the purposes of the Severance Plan. Accordingly, Mr. Baude was entitled to the following severance benefits subject to and in accordance with the terms of the Severance Plan, including his execution and non-revocation of a waiver and release of claims in favor of the Company and compliance with certain non-disclosure and non-solicitation obligations: (1) a bonus for 2022 ($728,322); (2) a lump-sum severance payment equal to one and one-half times the sum of his base salary plus his target bonus ($1,980,000); (3) a lump-sum payment for six months of financial and tax preparation services ($3,861); and (4) up to eighteen months of subsidized coverage for certain health and welfare benefits. Mr. Baude waived outplacement services. In accordance with his applicable award agreements, most of Mr. Baude's unvested P-shares, restricted stock and stock options were forfeited upon his departure. See "Potential Payments Upon Termination or Change in Control" beginning on page 74 for information on unvested awards held by Mr. Baude following his departure.

Mr. Baude did not receive any discretionary payments in connection with his separation.

In order to assist with the orderly transition of his responsibilities and rescoping of his former position, Mr. Baude agreed to serve as a consultant to the Company for up to 12 months following his separation date. Mr. Baude is entitled to a monthly consulting fee of $8,500 during the term of his consultancy.

Benefits

In addition to participation in our Annual Cash Incentive/P4P Plan and LTI plan, our executive officers are eligible to participate in all of the broad-based, Company-sponsored, benefits programs on the same basis as other full-time associates. These include our health and welfare benefits, such as our medical/dental plans, disability plans and life insurance as well as our 401(k) Plan.

We do not offer any form of supplemental executive health or welfare program other than our Mayo Clinic executive health program and our Deferred Compensation Plan. The Deferred Compensation Plan primarily is intended as a "restoration" plan that provides participants the ability to defer their own compensation above the Internal Revenue Service limits imposed on the 401(k) Plan. P-shares and RSUs granted in 2019 and prior years also may be deferred into the Deferred Compensation Plan. We do not make annual contributions to the Deferred Compensation Plan in addition to the amounts contributed by our executive officers. The material terms of the Deferred Compensation Plan are described in the section entitled "Nonqualified Deferred Compensation in 2022" beginning on page 73.

Additional Information

Prohibition Against Trading in Derivatives

It is a violation of Company policy for any Board member or executive officer to purchase, sell or engage in any other transaction involving any derivative securities or hedging related to any of our equity securities. This prohibition does not apply, however, to any exercise of our Stock Options pursuant to our Amended and Restated Long-Term Incentive Plan or any other benefit plans that we may adopt from time to time, any sale of our stock in connection with any cashless exercise (if otherwise permitted), or payment of withholding tax upon the exercise, of any such Stock Option.

Clawback Rights

Our Amended and Restated Long-Term Incentive Plan, Annual Cash Incentive/P4P Plan and Clawback Policy provide for strong clawback rights related to our incentive compensation.

The Company's Amended and Restated Long-Term Incentive Plan contains a clawback provision applicable to any covered employee in receipt of any long-term equity awards (including P-shares, RSUs and Stock Options). Under this provision, if the Committee determines the achievement of a performance goal was based on incorrect data, and the performance goal was not actually achieved or such achievement was overstated, then the Company is permitted to recapture such portion of the award that was granted, vested or paid to a covered employee on the basis of such incorrect data. To effect this provision, we may pursue various means of recovery of awards from one or more executive officers, including (1) seeking repayment from the executive officer; (2) offsetting the recovery from an amount that otherwise would be payable to the executive officer under another benefit plan; (3) withholding of future equity grants, bonus awards, or salary increases; or (4) any combination of these actions.

Our Annual Cash Incentive/P4P Plan also contains recapture rights of any incentive amount paid or vested in the event that the Committee determines that the achievement of performance goals was based on incorrect data.

In addition to the clawback rights described above, effective January 31, 2020, the Board adopted a Clawback Policy for all current and former executive officers that provides for recoupment of certain cash and equity performance-based incentive compensation in the event of (1) an accounting restatement resulting from material noncompliance with financial reporting requirements under applicable law, or (2) other detrimental conduct that has caused or is likely to cause material financial, operational or reputational harm to the Company. The incentive compensation recoverable in the case of an accounting restatement will be, in respect of the three years prior to such restatement, the sum of (a) the Board's determination of the amount of excess incentive compensation received by the covered executive officer as a result of the error in the financial statements, (b) costs incurred by the Company in connection with the restatement, and (c) any equity-based awards that were either granted or vested during the three-year recoupment period as calculated in a manner deemed appropriate by the Board. In the case of misconduct, the amount will be determined by the Board based on its assessment of the covered executive officer's involvement, the impact of the conduct on the magnitude of loss to the Company and such other relevant facts and circumstances. The Board has discretion to determine the method for recovering any incentive compensation under the Clawback Policy.

Impact of Tax and Accounting on Compensation Decisions

The HRCC considers the various tax and accounting implications of our compensation design.

When determining the awards of long-term equity incentive grants to executive officers and associates, the Committee considers the accounting costs associated with the grants. Under FASB ASC Topic 718, grants of Stock Options, restricted stock, RSUs, and other share-based payments result in an accounting charge that is reflected in our financial statements.

Section 162(m) of the Internal Revenue Code generally prohibits any publicly held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to certain current and former senior corporate officers. The enactment of the Tax Cuts and Jobs Act of 2017 eliminated the previously commonly used qualified performance-based compensation exception to Section 162(m) and as a result, compensation paid in 2020 and later years to our NEOs in excess of $1 million will not be deductible under Section 162(m) of the Code even if subject to performance conditions. While the Committee is mindful of the benefit of the deductibility, the Committee also is of the view that compensation and benefits decisions should be driven primarily by the needs of the business, rather than by tax policy.

Compensation Committee Report

The Human Resources and Compensation Committee has reviewed the Compensation Discussion and Analysis and has discussed it with management. Based on the Committee's review and discussions with management, the Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement. This report is provided by the following independent directors, who comprise the Committee:

Chair Mary R. (Nina) Henderson
Ellyn L. Brown
David B. Foss
Frederick J. Sievert

Summary Compensation Table for 2022

The following Summary Compensation Table for 2022 sets forth compensation paid to (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) the other three most highly compensated individuals who served as executive officers of CNO as of December 31, 2022 (collectively, our "Named Executive Officers" (the "NEOs")) for each of the years shown below.

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Gary C. Bhojwani *Chief Executive Officer*	2022	$1,030,000	$5,514,571	$1,854,852	$ 352,323	$8,751,746
	2021	1,030,000	5,139,686	2,556,103	222,377	8,948,166
	2020	1,025,000	4,901,181	2,231,527	103,178	8,260,886
Paul H. McDonough *Chief Financial Officer*	2022	653,833	1,424,080	743,967	76,250	2,898,130
	2021	618,000	1,134,231	958,539	24,730	2,735,500
	2020	615,000	980,275	836,823	15,349	2,447,447
Bruce K. Baude *Chief Operations & Technology Officer*	2022	659,000	813,760	728,322	2,065,533	4,266,615
	2021	654,000	763,179	1,001,296	42,297	2,460,772
	2020	650,833	761,068	872,558	37,082	2,321,541
Scott L. Goldberg *President, Consumer Division*[6]	2022	625,000	915,480	689,457	107,077	2,337,014
	2021	566,333	875,177	890,730	63,540	2,395,781
Eric R. Johnson *Chief Investment Officer*[7]	2022	620,833	915,480	715,044	63,379	2,314,736
	2020	550,000	870,623	745,242	24,407	2,190,272

(1) This column represents the aggregate grant date fair value of RSU and P-share awards, in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information, see Note 11 to the CNO financial statements in the Form 10-K for the year ended December 31, 2022, as filed with the SEC. See the Grants of Plan-Based Awards in 2022 table for information on awards made in 2022. The amounts in this column do not necessarily correspond to the actual value that will be recognized by the NEOs. The amounts in this column for 2022 include the grant date value of P-share awards based on the target amounts for each of the NEOs. Under the terms of those P-share awards, the officers are entitled to receive 200% of the target number of shares if the Company equals or exceeds the maximum performance levels set forth in those awards. If the maximum performance levels are achieved for the P-share awards made in 2022, the aggregate grant date fair value of the awards shown in this column would be as follows: Mr. Bhojwani, $8,029,601; Mr. McDonough, $2,081,660; Mr. Baude, $1,189,520; Mr. Goldberg, $1,338,210; and Mr. Johnson $1,338,210.

(2) This column represents the dollar amount of payments made after year end to the NEOs based on performance for the specified year with respect to the targets established under the Company's Annual Cash Incentive/P4P Plan.

(3) The amounts reported in this column for 2022 include amounts shown below paid for: (a) group life insurance premiums paid by the Company; (b) Company contributions to the 401(k) Plan; (c) (i) dividend equivalents paid in cash upon vesting of RSUs to the extent that cash dividends are paid on the common stock underlying the RSUs after the award date and prior to the issuance of shares upon vesting and (ii) dividend equivalents paid upon vesting of P-share awards; (d) tax reimbursement; (e) perquisites and other personal benefits; (f) commissions; and (g) separation payments.

Name	Group Life Insurance Premiums	401(k) Plan Contributions	Dividends	Tax Reimbursement	Perquisites and Other Personal Benefits[4]	Commissions	Separation Payments[5]
Gary C. Bhojwani	$ 966	$12,200	$276,365	$24,295	$38,497	$ —	$ —
Paul H. McDonough	1,806	12,200	56,102	6,142	—	—	—
Bruce K. Baude	1,806	12,200	54,662	5,990	—	—	1,990,875
Scott L. Goldberg	966	12,200	61,186	11,268	21,268	189	—
Eric R. Johnson	2,772	—	60,607	—	—	—	—

(4) For Mr. Bhojwani, this column includes the costs of certain (a) travel for Mr. Bhojwani's spouse in the amount of $28,663; (b) financial and tax consulting services; and (c) sporting event tickets. For Mr. Goldberg, this column includes the costs of certain (a) travel for Mr. Goldberg's spouse and (b) sporting event tickets. No other NEOs received perquisites in excess of $10,000 in 2022.

(5) For additional information on Mr. Baude's separation, see page 65.

(6) Mr. Goldberg's 2020 compensation is not provided as he was not an NEO for that year.

(7) Mr. Johnson's 2021 compensation is not provided as he was not an NEO for that year.

Grants of Plan-Based Awards in 2022

The following table shows certain information concerning grants of plan-based awards in 2022 for the NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts (in Shares of Common Stock) Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Option Awards[4]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Gary C. Bhojwani		$824,000	$1,648,000	$3,296,000					
	2-15-22				58,900	117,800	235,600		$3,038,062
	2-15-22							99,100	2,476,509
Paul H. McDonough		330,500	661,000	1,322,000					
	2-15-22				15,400	30,800	61,600		794,332
	2-15-22							25,200	629,748
Bruce K. Baude		330,000	660,000	1,320,000					
	2-15-22				8,800	17,600	35,200		453,904
	2-15-22							14,400	359,856
Scott L. Goldberg		317,500	635,000	1,270,000					
	2-15-22				9,900	19,800	39,600		510,642
	2-15-22							16,200	404,838
Eric R. Johnson		317,500	635,000	1,270,000					
	2-15-22				9,900	19,800	39,600		510,642
	2-15-22							16,200	404,838

(1) These amounts represent the threshold, target and maximum amounts that would have been payable for 2022 if the corresponding performance-based metrics under the Annual Cash Incentive/P4P Plan had been achieved in such year. The amounts paid for 2022 performance under the Annual Cash Incentive/P4P Plan are listed in the Summary Compensation Table for 2022 on page 68 of this Proxy Statement under the column heading "Non-Equity Incentive Plan Compensation."

(2) These amounts represent the threshold, target and maximum number of shares that the NEOs can receive under the terms of the P-share awards that were awarded to the NEOs during 2022 under the Amended and Restated Long-Term Incentive Plan. See footnote 3 to the Outstanding Equity Awards at 2022 Fiscal Year-End table beginning on page 71 for additional information regarding the 2022 P-share awards.

(3) The amount in this column represents the number of RSUs that were awarded to the Named Executive Officers during 2022 under the Amended and Restated Long-Term Incentive Plan.

(4) The values included in this column represent the grant date fair value of RSU and P-share (at target) awards computed in accordance with ASC 718. A description of the assumptions used in calculating these values may be found in Note 11 to the CNO financial statements in the Form 10-K for the year ended December 31, 2022, as filed with the SEC.

Narrative Supplement to the Summary Compensation Table for 2022 and the Grants of Plan-Based Awards in 2022 Table

Terms of Equity-Based Awards

Vesting Schedule

Awards of RSUs generally vest in three equal annual installments beginning one year after the grant, subject to continued service through the vesting dates. P-share awards generally vest based on performance over three years, after the conclusion of which they will vest only if and to the extent that the financial performance metrics specified in the award agreement have been achieved for such period, subject to continued service through the date on which the Committee determines such achievement. See "Compensation Discussion and Analysis" beginning on page 40 for more information on the P-share awards. Unless otherwise noted, grants to the NEOs have vesting schedules identical to other officers.

Forfeiture and Post-Employment Treatment

Unvested RSUs and P-shares granted in 2022 generally provide that, in the event of termination by the Company for any reason (other than for "cause", as a result of the executive's death or disability or in connection with a change in control), (i) a pro rata portion of the next installment of each RSU will vest in connection with such termination; and (ii) a pro rata portion of the P-shares granted will vest and will be payable to the extent the performance criteria are met at the same time as other holders receive payments under such P-share award. In the event that an executive's employment is terminated by the Company without "cause" or by the executive for "good reason" within six months prior to and in anticipation of or within 24 months after a "change in control" has occurred, (a) a pro rata portion of the P-shares will vest (based on the number of days from the beginning of the performance period to and including the date of termination); and (b) any RSU awards will vest in full, in each case as of such date of termination.

Awards outstanding under the Company's Amended and Restated Long-Term Incentive Plan will be treated as follows upon termination of employment due to an individual's retirement or disability (except as otherwise provided in the individual award agreement): (i) any unvested RSUs will continue to vest on the same vesting schedule as if the individual had remained employed by CNO; and (ii) a pro rata portion of any P-shares will vest and will be payable to the extent the performance criteria are met at the same time as other holders receive payments under such P-share award. For the purpose of the Amended and Restated Long-Term Incentive Plan, "retirement" means voluntary termination of employment after achieving either 62 years of age, or 60 years of age with at least 10 years of employment with the Company. Upon an individual's death: (a) RSUs will vest in full; and (b) a pro rata portion of any P-shares will vest (based on the number of days from the beginning of the performance period to and including the date of termination) and will be payable to the extent the performance criteria are met at the same time as other holders receive payments under such P-share award.

Dividends

For RSUs, NEOs are entitled to dividend equivalents upon vesting. The payments of cash dividends and dividend equivalents are taxed as compensation income to the holders of the RSUs. Holders of P-share awards are entitled to dividend equivalents on any P-shares that vest. Such dividend equivalents are payable in cash at the time of vesting of the P-shares to the extent that cash dividends were paid on the common stock underlying the P-shares after the award date and prior to the issuance of shares upon vesting.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth certain information concerning outstanding equity awards held by the NEOs as of December 31, 2022.

		OPTION AWARDS				STOCK AWARDS			
Name	Award Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Gary C. Bhojwani . . .	2-23-17	44,250	—	$21.06	2-23-27	—	$ —	$ —	$ —
	2-21-18	100,150	—	23.33	2-21-28	—	—	—	—
	2-19-19	164,600	—	17.48	2-19-29	—	—	—	—
	2-18-20[5]	—	—	—	—	36,531	834,733	—	—
	2-18-20[6]	—	—	—	—	135,300	3,091,605	—	—
	2-18-20[7]	—	—	—	—	135,300	3,091,605	—	—
	2-16-21[8]	—	—	—	—	67,188	1,535,246	118,500	2,707,725
	2-16-21[9]	—	—	—	—	—	—	118,500	2,707,725
	2-15-22[10]	—	—	—	—	99,100	2,264,435	58,900	1,345,865
	2-15-22[11]	—	—	—	—	—	—	58,900	1,345,865
Paul H. McDonough . .	4-1-19	31,800	—	16.50	4-1-29	—	—	—	—
	2-18-20[5]	—	—	—	—	7,293	166,605	—	—
	2-18-20[6]	—	—	—	—	27,100	619,235	—	—
	2-18-20[7]	—	—	—	—	27,100	619,235	—	—
	2-16-21[8]	—	—	—	—	14,454	330,274	26,700	610,095
	2-16-21[9]	—	—	—	—	—	—	26,700	610,095
	2-15-22[10]	—	—	—	—	25,200	575,820	15,400	351,890
	2-15-22[11]	—	—	—	—	—	—	15,400	351,890
Bruce K. Baude[12] . .	2-23-16	71,400	—	17.38	2-23-26	—	—	—	—
	2-23-17	30,970	—	21.06	2-23-27	—	—	—	—
	2-21-18	20,620	—	23.33	2-21-28	—	—	—	—
	2-19-19	29,500	—	17.48	2-19-29	—	—	—	—
	2-18-20[5]					4,239	96,861		
	2-18-20[6]	—	—	—	—	21,000	479,850	—	—
	2-18-20[7]	—	—	—	—	21,000	479,850	—	—
	2-16-21[8]	—	—	—	—	3,623	82,786	12,000	274,200
	2-16-21[9]	—	—	—	—	—	—	12,000	274,200
	2-15-22[10]	—	—	—	—	3,759	85,893	2,930	66,951
	2-15-22[11]	—	—	—	—	—	—	2,930	66,951
Scott L. Goldberg . . .	2-23-16	51,000	—	17.38	2-23-26	—	—	—	—
	2-23-17	22,120	—	21.06	2-23-27	—	—	—	—
	2-21-18	20,620	—	23.33	2-21-28	—	—	—	—
	2-19-19	33,800	—	17.48	2-19-29	—	—	—	—
	2-18-20[5]	—	—	—	—	6,501	148,548	—	—
	2-18-20[6]	—	—	—	—	24,000	548,400	—	—
	2-18-20[7]	—	—	—	—	24,000	548,400	—	—
	2-16-21[8]	—	—	—	—	11,154	254,869	20,600	470,710
	2-16-21[9]	—	—	—	—	—	—	20,600	470,710
	2-15-22[10]	—	—	—	—	16,200	370,170	9,900	226,215
	2-15-22[11]	—	—	—	—	—	—	9,900	226,215

		OPTION AWARDS				STOCK AWARDS			
Name	Award Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4]
Eric R. Johnson	2-25-15	51,290	—	$16.42	2-25-25	—	$ —	$ —	$ —
	2-23-16	71,400	—	17.38	2-23-26	—	—	—	—
	2-23-17	30,970	—	21.06	2-23-27	—	—	—	—
	2-21-18	20,620	—	23.33	2-21-28	—	—	—	—
	2-19-19	33,800	—	17.48	2-19-29	—	—	—	—
	2-18-20[5]	—	—	—	—	6,284	143,589	—	—
	2-18-20[6]	—	—	—	—	24,000	548,400	—	—
	2-18-20[7]	—	—	—	—	24,000	548,400	—	—
	2-16-21[8]	—	—	—	—	10,948	250,162	20,600	470,710
	2-16-21[9]	—	—	—	—	—	—	20,600	470,710
	2-15-22[10]	—	—	—	—	15,716	359,111	9,900	226,215
	2-15-22[11]	—	—	—	—	—	—	9,900	226,215

(1) The amounts in this column reflect (a) RSUs; and (b) the number of shares of CNO common stock to which the NEO is entitled following release of P-share awards based on achieved 2020 Operating ROE, 2020 Operating EPS and relative TSR for the performance period commencing on January 1, 2020 and ending December 31, 2022, subject to employment by the award recipient through February 14, 2023, the date the HRCC certified performance achievement levels and released such awards.

(2) The dollar amounts in this column equal the number of RSUs or P-shares, as applicable, calculated as described in footnote (1) above, each as multiplied by $22.85 (which was the closing price of CNO common stock on December 30, 2022) (the "Year-End Closing Price").

(3) The amounts in this column represent the number of shares of CNO common stock to which the NEO will be entitled with respect to the P-share awards made in 2021 and 2022 assuming achievement of maximum performance levels for P-share awards made in 2021 and target performance levels for P-share awards made in 2022. The P-share awards granted in 2021 are based 50% on one-year Operating ROE, with a target set at 8.4%, and the remaining 50% are based on one-year Operating EPS, with a target set at $1.88, each as adjusted by relative TSR for the 2021—2023 performance period. The P-share awards granted in 2022 are based 50% on one-year Operating ROE, with a target set at 9.5%, and the remaining 50% are based on one-year Operating EPS, with a target set at $2.50, each as adjusted by relative TSR for the 2022—2024 performance period.

(4) The dollar amounts in this column equal the number of P-shares, calculated as described in footnote (3) above, multiplied by the Year-End Closing Price.

(5) Any remaining RSUs awarded on this date vest on March 25, 2023.

(6) These are the number of shares of CNO common stock to which the NEO is entitled following release of P-share awards based on achieved one-year Operating ROE, as adjusted by relative TSR for the performance period commencing on January 1, 2020, and ending on December 31, 2022, and subject to employment through February 14, 2023. See footnote (1) above for additional information.

(7) These are the number of shares of CNO common stock to which the NEO is entitled following release of P-share awards based on achieved one-year Operating EPS, as adjusted by relative TSR for the performance period commencing on January 1, 2020, and ending on December 31, 2022, and subject to employment through February 14, 2023. See footnote (1) above for additional information.

(8) The remaining RSUs awarded on this date vest in two equal installments beginning March 25, 2023. The P-share awards included in the last two columns are based on one-year Operating ROE, as adjusted by the relative TSR over the performance period commencing on January 1, 2021 and ending on December 31, 2023. See footnote (3) above for additional information.

(9) These are P-share awards based on one-year Operating EPS, as adjusted by the relative TSR over the performance period commencing on January 1, 2021 and ending on December 31, 2023. See footnote (3) above for additional information.

(10) The RSUs awarded on this date vest in three equal installments beginning March 25, 2023. The P-share awards included in the last two columns are based on one-year Operating ROE, as adjusted by the relative TSR over the performance period commencing on January 1, 2022 and ending on December 31, 2024. See footnote (3) above for additional information.

(11) These are P-share awards based on one-year Operating EPS, as adjusted by the relative TSR over the performance period commencing on January 1, 2022 and ending on December 31, 2024. See footnote (3) above for additional information.

(12) The amounts shown for Mr. Baude reflect only the amounts to be realized by him in connection with his termination by the Company without "Just Cause" on December 31, 2022. See footnote (3) for additional information.

Option Exercises and Stock Vested in 2022

The following table provides information, for the NEOs, concerning (i) Stock Option exercises during 2022 and the value realized upon exercise (before payment of any applicable withholding tax), (ii) the number of shares acquired upon the vesting of RSU awards and (iii) the number of shares received by the NEO following release of P-share awards based on achieved operating return on equity and relative TSR over the performance period commencing on January 1, 2019, and ending on December 31, 2021, as certified and released by the HRCC on February 15, 2022, and the value realized upon vesting thereof (in each case before payment of any applicable withholding tax).

| | OPTION AWARDS | | STOCK AWARDS | |
Name	Number of Shares Acquired On Exercise	Value Realized Upon Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Gary C. Bhojwani	—	$ —	311,111	$7,857,777
Paul H. McDonough	—	—	59,417	1,499,903
Bruce K. Baude	—	—	53,993	1,361,575
Scott L. Goldberg	—	—	61,393	1,549,164
Eric R. Johnson	—	—	61,401	1,548,940

Nonqualified Deferred Compensation in 2022

The following table shows certain information concerning nonqualified deferred compensation activity in 2022 for our NEOs.

Name	Executive Contributions in 2022	CNO Contributions in 2022	Aggregate Earnings (Loss) in 2022[1]	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/22[2]
Gary C. Bhojwani	$511,221	$ —	$(378,321)	$ —	$1,821,780
Paul H. McDonough	—	—	—	—	—
Bruce K. Baude	—	—	—	—	—
Scott L. Goldberg	—	—	—	—	—
Eric R. Johnson	—	—	—	—	—

(1) Amounts in this column are not considered above-market or preferential earnings on nonqualified deferred compensation and therefore are not required to be included in the Summary Compensation Table for 2022 on page 68 of this Proxy Statement.

(2) Amounts included in this column reflect $1,819,102 contributed under the deferred compensation plan by or on behalf of Mr. Bhojwani, which amounts were included in the Summary Compensation Table for Mr. Bhojwani for the year(s) to which the compensation relates.

The 2022 Nonqualified Deferred Compensation table presents amounts deferred under our Deferred Compensation Plan. Participants may defer up to 100% of their base salary and annual incentive plan payments, as well as equity awards, under the Deferred Compensation Plan. Deferred amounts (other than equity awards) are credited with earnings or losses based on the return of mutual funds selected by the executive, which the executive may change at any time. We do not make matching contributions to participants' accounts under the Deferred Compensation Plan. Distributions are made in either a lump sum or an annuity as chosen by the executive at the time of deferral.

Potential Payments Upon Termination or Change in Control

The following table describes the value of the compensation and benefits, other than compensation and benefits generally available to salaried associates, that would have been payable to each of our NEOs in the event that such NEOs experienced a termination of employment on December 31, 2022, under each of the scenarios identified below:

Name	Voluntary Resignation Not With Reason or For Cause Termination[1]	Disability[2]	Death[3]	Without Just Cause or With Reason[4]	Involuntary Termination or Resignation With Reason within 6 months before or 2 years after Change In Control[5]
Gary C. Bhojwani[6]	$ —	$12,338,753	$17,373,167	$19,889,405	$25,283,508
Paul H. McDonough[7]	—	2,286,523	3,759,262	5,499,625	6,803,075
Bruce K. Baude[8]	—	—	—	4,626,740	—
Scott L. Goldberg[9]	—	1,875,223	3,048,810	4,851,909	5,933,078
Eric R. Johnson[10]	—	1,875,223	3,028,085	4,858,391	5,927,701

(1) For purposes of this table, "Voluntary Resignation" means a voluntary termination of employment that occurs prior to the NEO becoming retirement-eligible and that is not a resignation "With Reason" for purposes of the Severance Plan (or, for Mr. Bhojwani, his Amended CEO Agreement).

(2) Upon a termination of employment due to a NEO's disability, a pro rata portion (determined based on the number of days from the beginning of the performance period through the date employment is terminated) of any P-share awards will remain eligible to vest as of the end of the performance period without regard to continued employment, subject to achievement of the applicable performance criteria for such performance period, and all RSUs subject to service-based vesting conditions only would continue to vest as if the NEO had remained in active employment through each applicable vesting date. Amounts reflected in this column: (a) reflect the number of shares to which the NEO is entitled following release of P-share awards based on achieved 2020 Operating ROE, 2020 Operating EPS and relative TSR for the performance period commencing on January 1, 2020 and ending December 31, 2022, as certified and released by the HRCC on February 14, 2023; (b) assume achievement of maximum performance levels with respect to awards based on one-year Operating ROE and one-year Operating EPS for the performance period commencing on January 1, 2021 and ending on December 31, 2023; and (c) assume achievement of target performance levels with respect to awards based on one-year Operating ROE and one-year Operating EPS for the performance period commencing on January 1, 2022 and ending on December 31, 2024, in each case, as multiplied by the closing sales price of CNO common stock on December 30, 2022 ($22.85).

(3) Upon a termination of employment due to a NEO's death, (a) a pro rata portion (determined based on the number of days from the beginning of the performance period through the date employment is terminated) of any P-share awards will remain eligible to vest in the same manner as described in footnote (2); (b) RSUs subject to service-based vesting conditions only will vest in full; and (c) the decedent NEO's estate will be entitled to receive $400,000 under the Company's group life insurance plan.

(4) In the event that the employment of an NEO (other than Mr. Bhojwani) had terminated on December 31, 2022, either by the Company without "Just Cause" or by such NEO "With Reason" (in each case, as defined in the Severance Plan), such NEO would have been eligible, pursuant to the terms of the Severance Plan described on pages 64-65, to receive the payments and benefits listed below. For Mr. Baude, the amounts reflect payments made to him in connection with his December 31, 2022 termination without "Just Cause" pursuant to the terms of the Severance Plan. See page 65 for more information.

	Pro Rata Bonus	Severance Payment	Outplacement Services	Financial and Tax Preparation	Welfare Benefit Subsidy
Paul H. McDonough[7]	$743,967	$1,983,000	$25,000	$10,000	$20,846
Bruce K. Baude[8]	728,322	1,980,000	—	3,861	7,015
Scott L. Goldberg[9]	689,457	1,905,000	25,000	10,000	19,811
Eric R. Johnson[10]	715,044	1,905,000	25,000	10,000	9,572

In addition to the amounts payable under the Severance Plan, a pro rata portion of each P-share award granted to each NEO would have vested in accordance with the terms of each such award's applicable grant agreement. See footnote (2) above for additional information on the vesting of pro rata portions of the P-shares. Further, a pro rata portion of the unvested RSUs subject to service-based vesting conditions only would vest on the next applicable vesting date.

(5) In the event that the employment of a NEO (other than Mr. Bhojwani) had terminated on December 31, 2022, either by the Company for any reason, or by the NEO "With Reason," in either case, within six months in anticipation of or within two years following a "Change in Control" (as defined in the Severance Plan) (a "Change in Control Termination"), such NEO would have been eligible, pursuant to the terms of the Severance Plan described on pages 64-65, to receive the following payments and benefits:

	Pro Rata Bonus	Severance Payment	Outplacement Services	Financial and Tax Preparation	Welfare Benefit Subsidy
Paul H. McDonough[7]	$743,967	$2,644,000	$25,000	$10,000	$20,846
Scott L. Goldberg[9]	689,457	2,540,000	25,000	10,000	19,811
Eric R. Johnson[10]	715,044	2,540,000	25,000	10,000	9,572

In addition to the amounts payable under the Severance Plan, a pro rata portion of each P-share award granted to each NEO would have vested in accordance with the terms of each such award's applicable grant agreement. See footnote (2) above for additional information on the vesting of pro rata portions of the P-shares. Further, any RSU awards would have vested in full as of such date of termination in accordance with the terms of each such award's applicable grant agreement.

(6) The following table contains the amounts that would have been payable to Mr. Bhojwani had his employment been terminated on December 31, 2022, pursuant to the following termination scenarios in accordance with his Amended CEO Agreement:

	Death or Disability	Without Just Cause or With Reason	Change in Control Termination
Pro Rata Target Bonus	$ 1,648,000	$ —	$ —
Pro Rata Actual Bonus	—	1,854,852	1,854,852
Severance Payment[a]	—	5,356,000	8,034,000
Welfare Benefit Subsidy[b]	—	17,244	34,489
Outplacement Services	—	25,000	25,000
Financial and Tax Preparation	—	10,000	10,000
Company Group Life Insurance[c]	400,000	—	—
Restricted Stock Unit Vesting[d]	4,634,414	1,935,555	4,634,414
Performance Share Vesting	10,690,753	10,690,753	10,690,753

(a) Multiple is three (3) times base salary and target bonus if such termination is a Change in Control Termination and two (2) in other qualifying termination scenarios.

(b) Twenty-four (24) months of continued participation in the event of a Change in Control Termination and twelve (12) months in other qualifying termination scenarios.

(c) Not applicable for termination for disability.

(d) RSUs subject to service-based vesting conditions only would vest in full upon death but will not result in accelerated vesting upon disability.

The vesting of awards shown in the table above in this footnote (6) for Mr. Bhojwani reflect vesting terms similar to the other NEOs under the Company's Amended and Restated Long-Term Incentive Plan, as described in more detail in each such applicable award agreement and the narrative description for the other NEOs in the footnotes above.

(7) The amount shown for Mr. McDonough includes the value, as of December 31, 2022, of such vesting of RSUs ($1,072,739) and prorated P-shares ($2,286,523), in each case, that would accelerate in the event of a Change in Control Termination. In the event of termination by the Company for any reason other than for cause, death or disability (or in connection with a change in control), in addition to the amounts payable under the Severance Plan, the amount for Mr. McDonough also includes the value, as of December 31, 2022, of the prorated vesting of RSUs ($430,288) and P-share awards ($2,286,523) that Mr. McDonough would receive in connection with such termination. See footnotes 2, 3, 4 and 5 for additional information.

(8) The amounts shown for Mr. Baude reflect only the amounts to be realized by him in connection with his termination by the Company without "Just Cause" on December 31, 2022. The amount for Mr. Baude includes the value, as of December 31, 2022, of the prorated vesting of RSUs ($265,540) and P-share awards ($1,642,002) that Mr. Baude will receive in connection with his separation pursuant to the terms of his applicable award agreements. See footnotes 2 and 4 for additional information.

(9) The amount shown for Mr. Goldberg includes the value, as of December 31, 2022, of such vesting of RSUs ($773,587) and prorated P-shares ($1,875,223), in each case, that would accelerate in the event of a Change in Control Termination. In the event of termination by the Company for any reason other than for cause, death or disability (or in connection with a change in control), in addition to the amounts payable under the Severance Plan, the amount for Mr. Goldberg also includes the value, as of December 31, 2022, of the prorated vesting of RSUs ($327,418) and P-share awards ($1,875,223) that Mr. Goldberg would receive in connection with such termination. See footnotes 2, 3, 4 and 5 for additional information.

(10) The amount shown for Mr. Johnson includes the value, as of December 31, 2022, of such vesting of RSUs ($752,862) and prorated P-shares ($1,875,223), in each case, that would accelerate in the event of a Change in Control Termination. In the event of termination by the Company for any reason other than for cause, death or disability (or in connection with a change in control), in addition to the amounts payable under the Severance Plan, the amount for Mr. Johnson also includes the value, as of December 31, 2022, of the prorated vesting of RSUs ($318,552) and P-share awards ($1,875,223) that Mr. Johnson would receive in connection with such termination. See footnotes 2, 3, 4 and 5 for additional information.

CEO Pay Ratio

The following is a reasonable estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of our CEO to the median of the annual total compensation of our other employees. We determined our median employee based on W-2 gross earnings of each of our 3,477 employees as of December 31, 2022. W-2 gross earnings data are readily available, consistently reported for our entire employee population and provide a fair representation of the total compensation an employee receives in a given year. The 2022 annual total compensation of our median employee was $75,599. As disclosed in the Summary Compensation Table for 2022 on page 68, the 2022 annual total compensation for Mr. Bhojwani was $8,751,746. Based on the information above, our estimate of the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees is 116 to 1.

2022 Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation SK, we are providing the following information about the relationship between Compensation Actually Paid (as defined by SEC rules) and certain financial performance measures of the Company. For further information concerning our variable pay-for-performance compensation program and how the Company aligns executive compensation with performance, refer to the Compensation Discussion & Analysis beginning on page 40.

Pay Versus Performance Table

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[1][4][6]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[2]	Average Compensation Actually Paid to Non-PEO Named Executive Officers[2][4][6]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return	Peer Group Total Shareholder Return[3]	Net Income (dollars in millions)	Operating Earnings per Share[5]
2022 . . .	$8,751,746	$ 7,363,718	$2,954,124	$2,551,345	$136	$137	$397	$2.18
2021 . . .	8,948,166	13,907,529	2,512,679	3,032,833	138	124	441	2.72
2020 . . .	8,260,886	14,813,666	2,318,955	3,037,794	126	91	302	2.34

(1) Reflects compensation for our Chief Executive Officer, Gary C. Bhojwani, who served as our Principal Executive Officer (PEO) in 2020, 2021 and 2022.

(2) Reflects compensation for Paul H. McDonough, Bruce K. Baude, Eric R. Johnson, and Matthew J. Zimpfer in 2020, Paul H. McDonough, Bruce K. Baude, Scott L. Goldberg, and Matthew J. Zimpfer in 2021, and Paul H. McDonough, Bruce K. Baude, Scott L. Goldberg, and Eric R. Johnson in 2022, who served as NEOs in such years.

(3) Peer Group used for TSR comparisons is the S&P 500 Life & Health Insurance Index.

(4) Measurement date equity fair values are calculated with assumptions derived on a basis consistent with those used in determining the grant date fair value. RSUs are valued based on the stock price on the relevant measurement date. P-shares are adjusted to reflect an accrued payout factor consistent with assumptions used for ASC 718 purposes, and the stock price on the relevant measurement date. Stock Options are valued using a Black-Scholes model as of the relevant measurement date, using assumptions consistent with those used for the grant date fair value purposes.

(5) This column reflects the Operating EPS results used, or expected to be used, in calculating payouts for applicable P-share awards. Operating EPS is defined on page 59 and is a non-GAAP financial measure. See pages 61-63 for more information.

(6) To calculate Compensation Actually Paid to our CEO and other NEOs, the following adjustments were made to total compensation as reported in the Summary Compensation Table:

Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total Pay[a]	Additions To Summary Compensation Table Total Pay[b][c]	Compensation Actually Paid
Gary C. Bhojwani, Chief Executive Officer serving as PEO				
2022	$8,751,746	$(5,514,571)	$ 4,126,543	$ 7,363,718
2021	8,948,166	(5,139,686)	10,099,049	13,907,529
2020	8,260,886	(4,901,181)	11,453,961	14,813,666
Average for other NEOs indicated above				
2022	2,954,124	(1,017,200)	614,421	2,551,345
2021	2,512,679	(911,941)	1,432,095	3,032,833
2020	2,318,955	(870,647)	1,589,486	3,037,794

(a) Deductions from Summary Compensation Table reflects values from the Option Awards and Stock Awards columns of the Summary Compensation Table for each year.

(b) The amounts in this column reflect the following additions:

	Year-End (YE) Value of Current Year Awards Outstanding as of YE	Change in Value as of YE for Prior Year Awards Outstanding as of YE	Change in Value as of Vesting Date for Prior Year Awards That Vested During the Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Total Equity Award Adjustments
Gary C. Bhojwani, Chief Executive Officer serving as PEO					
2022	$4,516,380	$ (902,338)	$ 512,501	$ —	$ 4,126,543
2021	7,267,293	2,355,452	476,304	—	10,099,049
2020	8,427,591	3,399,198	(372,828)	—	11,453,961
Average for other NEOs indicated above					
2022	662,729	(127,949)	76,617	3,024	614,421
2021	1,025,352	346,556	60,187	—	1,432,095
2020	1,166,101	451,159	(30,776)	3,002	1,589,486

(c) The equity awards included above comprise P-shares, RSUs and Stock Options granted from 2016 through 2022.

Compensation Actually Paid Versus Company Performance

The following charts visually represent the relationships between Compensation Actually Paid" ("CAP") to our PEO, and the average for our non-PEO NEOs, and select CNO financial performance measures.







Tabular List of Company Performance Measures

The following table alphabetically lists the measures we believe are most important in linking Compensation Actually Paid to Company performance during 2022.

1. Operating EPS

2. Operating ROE

3. Relative TSR

Further details on these measures and how they feature in our compensation plans can be found in our Compensation Discussion & Analysis beginning on page 40.

Proposal 3

Non-binding advisory vote on the frequency of future and advisory votes on executive compensation

 **The Board of Directors unanimously recommends you vote "ONE YEAR" with respect to how frequently a non-binding shareholder vote to approve the compensation of our Named Executive Officers should occur.**

General

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Act) and the related rules of the SEC, we are submitting for shareholder consideration a separate resolution subject to determine, in a non-binding advisory vote, whether a shareholder vote to approve the compensation paid to our Named Executive Officers (that is, a vote similar to the non-binding advisory vote in Proposal 2) should occur every one, two or three years. While the results of the vote are non-binding and advisory in nature, the Board intends to carefully consider the results of this vote.

In considering their vote, shareholders may wish to review carefully the information presented in connection with Proposal 2, and the information on the Company's compensation policies and decisions regarding the Named Executive Officers presented in Compensation Discussion and Analysis beginning on page 40.

After consideration of the frequency alternatives and the Company's experience with annual votes on executive compensation since 2011, the HR/Compensation Committee determined that an advisory vote on executive compensation that occurs every year is the most appropriate policy for CNO at this time, and therefore the Board is recommending that you vote for future advisory votes on executive compensation to occur each year. In formulating this recommendation, the Board and the HR/Compensation Committee recognized that the Company's executive compensation programs are designed to promote a long-term connection between pay and performance. However, because executive compensation disclosures are made annually, the Board and the HR/Compensation Committee considered that an annual advisory vote on executive compensation will allow our shareholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the Proxy Statement each year. The compensation of the Named Executive Officers is reviewed, adjusted and approved by the HR/Compensation Committee every year and the Board is of the view that input from shareholders is a factor which should be taken into consideration by the Committee as part of that process.

Voting Results

The Board will give careful consideration to the voting results determining the frequency of future advisory votes on executive compensation and expects to be guided by the alternative that receives the greatest number of votes, even if that alternative does not receive a majority of the votes cast. Abstentions will have the effect of expressing no preference with respect to any such alternatives.

Proposal 4

Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2023

⟲ **The Board of Directors unanimously recommends you vote FOR this proposal.**

PricewaterhouseCoopers LLP ("PwC") served as our independent registered public accounting firm for 2022 and has been selected to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2023. Representatives of the Company's independent registered public accounting firm are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions from the shareholders.

Evaluation of the Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm ("independent auditor") retained to provide an audit opinion on the Company's financial statements and internal control over financial reporting. Annually, the Audit Committee meets in executive session, without the independent auditors present, to evaluate the performance of the Company's independent auditor, including the senior members of the audit engagement team, and determines whether to reengage PwC or to consider other audit firms. In doing so, the Audit Committee considers several factors, including the following:

» The experience and professional qualifications of the firm and the lead audit partner assigned to CNO, including both industry experience and technical expertise in accounting, auditing and tax;

» The quality and candor of the firm's communications with the Audit Committee and the Company during the prior audit;

» The firm's quality control procedures;

» Evidence supporting the firm's independence, objectivity, and professional skepticism and information publicly available in the Public Company Accounting Oversight Board ("PCAOB") inspection reports;

» The appropriateness of the proposed audit fee in comparison to the fees reported by the CNO peer group;

» The quality and efficiency of the services provided by the firm during prior audits;

» The firm's capability, technical expertise, and knowledge of the Company and its operations, processes, personnel, industry, accounting systems and risk profile;

» If reappointment is considered, the length of time the firm has been engaged as the Company's independent auditor;

» Use of technology and data analytics in the firm's audit process; and

» Other potential accounting firms with comparable professional qualifications.

In accordance with SEC rules and PwC's policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to the Company. For the lead audit partner, the maximum number of consecutive years of service in that capacity is five years. In conjunction with the mandated rotation of the independent auditor's lead audit partner, the Audit Committee and its then Chair were directly involved in the selection of the independent auditor's current lead audit partner, who assumed this role in 2020 after meeting with the Audit Committee and management during which his qualifications were discussed. As part of the lead audit partner selection process, the Audit Committee considered candidates who meet professional, industry, personal and other criteria consistent with the factors specified above.

The Audit Committee meets regularly with the independent auditor, including attendance by the independent auditor at all regularly scheduled Audit Committee meetings and separate executive sessions—at least four meetings per year. The Audit Committee uses these interactions, as well as the factors noted above, to assess the performance of the independent auditor.

CNO undertakes an annual benchmarking of audit fees paid by our peers in the insurance industry. This data provides a reference point to the Audit Committee to judge the appropriateness of the audit fee. Additionally, the Audit Committee evaluates the scope of the audit, the complexity of the CNO environment, any history of prior issues and adjustments and the overall audit plan presented by the independent auditor in arriving at an appropriate fee.

After giving due attention to the factors and considerations mentioned herein, the Audit Committee has appointed PwC as the Company's independent auditor for the fiscal year ending December 31, 2023. PwC's background knowledge of the Company and its subsidiaries, combined with its industry expertise, has enabled it to carry out its audits of the Company's financial statements and the effectiveness of the Company's internal controls over financial reporting with effectiveness and efficiency.

Fees Paid to PricewaterhouseCoopers LLP

Aggregate fees (including out-of-pocket expenses) billed to the Company for the years ended December 31, 2022 and 2021, by PwC were as follows (dollars in millions):

	Year Ended December 31,	
	2022	**2021**
Audit fees[1][2]	$6.0	$4.8
Audit-related fees[3]	—	—
Tax fees[4]	—	—
All other fees[5]	—	—
Total	$6.0	$4.8

(1) Audit fees were for professional services rendered for the audits of CNO's consolidated financial statements, statutory and subsidiary audits, and assistance with review of documents filed with the SEC.

(2) The increase in audit fees in 2022, compared to 2021, primarily relates to procedures performed in connection with the Company's adoption of a new accounting standard related to targeted improvements to the accounting for long-duration contracts which is effective on January 1, 2023.

(3) Audit-related fees primarily include services provided for other assurance-related services.

(4) Fees include services provided for tax compliance, tax advice and tax planning.

(5) All other fees for products and services.

Pre-Approval Policy and Independence

The Audit Committee has adopted an auditor independence policy that, among other things, mandates pre-approval by the Audit Committee of all audit and permissible non-audit services performed by our independent registered public accounting firm and the related fees, and that the Audit Committee be provided each quarter with a summary of the services provided by and fees paid to, PwC. These services may include work associated with the following:

» Internal control reviews and assistance with internal control reporting requirements;

» Tax compliance, tax planning and related tax services; and

» Due diligence work for potential transactions.

Each proposed service is evaluated by the Audit Committee to ensure that it would not impair the independence of PwC under SEC and other applicable rules. In 2021 and 2022, all new engagements of PwC were pre-approved by the Audit Committee for all audit, audit-related, tax and other services.

Report of the Audit and Enterprise Risk Committee

The Audit Committee provides assistance to the Board in fulfilling its responsibilities for oversight of the integrity of the financial statements, public disclosures and financial reporting practices of the Company, including the systems of internal controls. The Audit Committee has sole authority to appoint or replace the Company's independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee.

In overseeing the preparation of the Company's audited financial statements for the year ended December 31, 2022, the Audit Committee reviewed and discussed the audited financial statements with the Company's management and with PwC, the Company's independent registered public accounting firm. The Audit Committee also discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301.

The Audit Committee has received from PwC and reviewed the written disclosures and the letter required by applicable PCAOB requirements regarding PwC's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with PwC its independence from the Company. In addition, the Audit Committee has reviewed and discussed PwC's most recent PCAOB inspection report of the firm's internal quality controls.

Based on the reviews and discussions referenced above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the Securities and Exchange Commission.

Submitted by the Audit and Enterprise Risk Committee:

Chetlur S. Ragavan, Chair
Stephen N. David
Steven E. Shebik

Required Vote

Approval of the ratification of the appointment of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2023 requires the affirmative vote of a majority of shares of common stock present in person, or represented by proxy, and entitled to vote on the proposal at the Annual Meeting. Abstentions will have the effect of a vote "against" this proposal.

Proposal 5

Shareholder proposal to reduce the existing ownership threshold to request a special shareholders meeting

> ⊗ **The Board of Directors unanimously recommends you vote AGAINST this proposal.**

As proxy for shareholder Mr. Kenneth Steiner, Mr. John Chevedden, whose address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, has advised the Company that he intends to present the following shareholder proposal at the Annual Meeting. Mr. Steiner has indicated that he holds sufficient shares of CNO common stock to meet the requirements necessary to submit this proposal, and that he intends to continue to hold such shares through the date of the Annual Meeting. The shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

In accordance with SEC rules, we are reprinting the proposal and supporting statement below as received by the Company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent.

Shareholder Statement

Proposal 5—Special Shareholder Meeting Improvement



Shareholders ask our Board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

One of the main purposes of this proposal is to give all shareholders, including street name shareholders, the right to formally participate in calling for a special shareholder meeting.

Currently it takes a theoretical 25% of all shares outstanding to call for a special shareholder meeting.

It then appears that all the shares that are held in street name are 100% disqualified from participating in the calling of a special shareholder meeting. If 50% of CNO Financial shares are· held in street name then it would take 50% of the shares held not in street name (25% times 2) to call for a special shareholder meeting.

A right for 50% of a limited class of shareholders to call a special meeting, and excluding all other shareholders, is not much of a right for the Board to brag about. Plus the so-called right to act by written consent is restricted in a similar manner applying only to non-street name shareholders.

Calling for a special shareholder meeting is hardly ever used by shareholders but the main point of the right to call for a special shareholder meeting is that it gives shareholders at least significant standing to engage effectively with management.

Management will have an incentive to genuinely engage with shareholders, instead of stonewalling, if shareholders have a realistic Plan B option of calling a special shareholder meeting.

It is important to improve the governance of CNO with proposals such as this that give shareholders a greater right to hold the Board accountable since CNO stock has not done much since it $22 price in 2004.

Please vote yes:

Special Shareholder Meeting Improvement—Proposal 5

Board of Directors' Statement in Opposition

The Board has considered the above shareholder proposal and, for the reasons described below, has found it not in the best interests of the Company and its shareholders and accordingly recommends that you vote **AGAINST** Proposal 5.

» As shown in the Securities Ownership table beginning on page 87, two of our shareholders separately own 10% or more of CNO's outstanding common stock, and two other shareholders own 5% or more. Lowering the threshold to 10% would provide each such 10% shareholder, as well as the two 5% shareholders together, their own right to call a shareholder meeting, allowing them to pursue their own special interests at the expense of the other shareholders.

» CNO already provides its shareholders with the right to call a special meeting, at a threshold equal to or lower than a majority of the S&P 500 companies that allow shareholders to call a special meeting.[1] Particularly since CNO has several large shareholders as described above, the Board believes that the current ownership threshold to call a special meeting is appropriate.

» The shareholder proposal misrepresents that our street name shareholders (i.e., shareholders who hold their shares through a brokerage or similar account) do not have the right to call a special meeting. Shares held in street name are **not** disqualified, and such shareholders may participate in calling a special meeting through customary procedures by submitting appropriate documentation, which they may obtain from their brokers.

» CNO and the Board are committed to strong corporate governance practices, including those related to shareholder access.

» CNO's robust shareholder engagement program allows shareholders to provide regular feedback to the Board and the Company.

Supporting Discussion

A 10% threshold may harm CNO's shareholders.

As noted above, two of our shareholders separately own 10% or more of CNO's outstanding common stock, and two other shareholders own 5% or more. Therefore, lowering the threshold required to call a special shareholder meeting to 10% would provide each such 10% shareholder, as well as the two 5% shareholders together, their own right to call a shareholder meeting. The Board believes that such a low threshold creates the risk that one or two shareholders may use this procedure to act unilaterally, or even threaten to do so to pressure the Company, advancing their own special interests at the expense of the other shareholders.

CNO already provides a meaningful special meeting right.

The Company's Certificate of Incorporation unambiguously provides that a special meeting of shareholders may be called at the request of holders of record of 25% of CNO's outstanding common stock entitled to vote at such a meeting (not "theoretical" as the proponent asserts). No provision of the Company's corporate governance documents, including the Certificate of Incorporation, prevents shareholders that hold their shares in street name from participating in calling a special meeting through customary procedures by submitting appropriate documentation, obtained from their brokers, instructing the nominal holder of record of their shares to call a special meeting.

The Board is of the view that a special meeting of shareholders should be held only for special or extraordinary events when circumstances dictate that the matter be addressed quickly, rather than at the next annual meeting. Preparing for special meetings requires a significant time commitment from management and imposes substantial costs on the Company. Particularly since CNO has several large shareholders as described above, the Board believes that CNO's current 25% threshold, which is equal to or lower than a majority of the S&P 500 companies that allow shareholders to call a special meeting,[1] and which still can be triggered by only two or three shareholders, strikes the appropriate balance between giving shareholders a meaningful right and avoiding potential abuse and waste of corporate resources to the detriment of most shareholders.

CNO's strong governance practices promote accountability to its shareholders.

The Board regularly assesses and refines our corporate governance practices and recognizes the importance of providing shareholders with a meaningful ability to call a special meeting of shareholders. In addition to establishing

---

(1) FactSet, March 2023

a shareholder right to call special meetings at a threshold equal to or lower than a majority of the S&P 500 companies that allow shareholders to call a special meeting,[1] CNO has effected various important measures to protect and enhance shareholder interests, including, among others:

» The right of shareholders to act by written consent.

» Providing shareholders with proxy access for director nominees.

» A board of directors comprised of independent directors, other than our CEO.

» The annual election of all directors based on majority voting.

» The separation of CEO and Board Chair roles, with the Chair being independent.

Each of these are designed to promote accountability to our shareholders, and demonstrate our responsiveness to shareholder concerns.

Shareholder engagement is, and continues to be, a high priority for CNO and the Board.

As noted above, in 2022, senior management connected with shareholders representing approximately 30% of our outstanding shares to engage on matters of business strategy and performance, corporate governance, executive compensation and ESG. Board members were invited to join when corporate governance-related topics were included on the agenda. We also have an active Investor Relations team that is focused on engaging with investors and coordinating discussions with senior management on relevant business and industry topics. We regularly receive positive feedback from investors and other stakeholders regarding our outreach practices.

During corporate governance discussions including our Board members, the directors and senior management responded to questions and discussed our corporate governance practices and sustainability efforts. The shareholder representatives who participated told us that they appreciated the opportunity to engage, particularly with our Board members, and our willingness to consider their input into our decision-making process. They spoke favorably about our governance practices and approach and provided constructive feedback and insights into various aspects of our programs and disclosures. During these discussions, no shareholder raised concerns about our 25% special meeting threshold.

For the above reasons, the Board unanimously recommends voting *AGAINST* Proposal 5.

Required Vote

The affirmative vote of a majority of shares of common stock present in person or represented by proxy and entitled to vote on the subject matter is required to approve the shareholder proposal to reduce the existing ownership threshold to request a special shareholders meeting to 10%. Abstentions will have the effect of a vote "against" this proposal.

(1) FactSet, March 2023

Stock Ownership Information

Securities Ownership

The following table sets forth certain information concerning the beneficial ownership of our common stock as of March 13, 2023 (except as otherwise noted) by each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, each of our directors and nominees, each of our Named Executive Officers and all of our directors, nominees and executive officers as a group. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 13, 2023 and RSUs that are scheduled to vest within 60 days of March 13, 2023 are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purpose of computing the percentage ownership of that person or group of persons but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares Beneficially Owned	
	Number[1]	Percentage
BlackRock, Inc.[2]	15,179,705	13.30%
The Vanguard Group[3]	13,871,812	12.13%
Fuller & Thaler Asset Management, Inc.[4]	7,289,612	6.37%
Pzena Investment Management, LLC[5]	7,627,617	6.66%
Gary C. Bhojwani[6]	1,104,054	*
Archie M. Brown	—	—
Ellyn L. Brown	92,756	*
Stephen N. David	13,000	*
David B. Foss	32,388	*
Mary R. (Nina) Henderson	23,963	*
Adrianne B. Lee	—	—
Daniel R. Maurer	24,624	*
Chetlur S. Ragavan	12,988	*
Steven E. Shebik	23,919	*
Frederick J. Sievert[7]	16,479	*
Bruce K. Baude[8]	203,174	*
Scott L. Goldberg[9]	263,118	*
Eric R. Johnson[10]	766,149	*
Paul H. McDonough[11]	154,234	*
All directors, nominees and executive officers as a group – 22 persons[12]	3,481,512	3%

* Represents less than 1% of the outstanding shares of our common stock as of March 13, 2023.

(1) Does not include an aggregate of 210,602 deferred stock units held by certain directors, as described below under "—Director Deferred Stock Units."

(2) Based solely on Amendment No. 12 to Schedule 13G filed with the SEC on February 9, 2023 by BlackRock, Inc. The Amendment No. 12 to Schedule 13G reports sole power to vote or direct the vote of 14,847,229 shares and sole power to dispose or direct the disposition of 15,179,705 shares. The business address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(3) Based solely on Amendment No. 12 to Schedule 13G filed with the SEC on February 9, 2023 by The Vanguard Group. The Amendment No. 12 to Schedule 13G reports shared power to vote or direct the vote of 95,082 shares, sole power to dispose or direct the disposition of 13,662,541 shares, and shared power to dispose or direct the disposition of 209,271 shares. The business address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Based solely on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2023 by Fuller & Thaler Asset Management, Inc. The Amendment No. 1 to Schedule 13G reports sole power to vote or direct the vote of 7,142,312 shares and sole power to dispose or direct the disposition of 7,289,612 shares. The business address for Fuller & Thaler Asset Management, Inc. is 411 Borel Avenue, Suite 300, San Mateo, CA 94402.

(5) Based solely on Amendment No. 2 to Schedule 13G filed with the SEC on January 23, 2023 by Pzena Investment Management, LLC. The Amendment No. 2 to Schedule 13G reports sole power to vote or direct the vote of 6,384,853 shares and sole power to dispose or direct the disposition of 7,627,617 shares. The business address for Pzena Investment Management, LLC is 320 Park Avenue, 8th Floor, New York, NY 10022.

(6) Includes options, exercisable currently or within 60 days of March 13, 2023, to purchase 309,000 shares of common stock and includes 103,819 RSUs scheduled to vest within 60 days of March 13, 2023. Amount also includes 661,477 shares of common stock held in a revocable trust and 29,758 shares of common stock held in irrevocable family trusts.

(7) Includes 1,275 shares of common stock held by a family foundation.

(8) Includes options, exercisable currently or within 60 days of March 13, 2023, to purchase 29,500 shares of common stock and includes 11,621 RSUs scheduled to vest within 60 days of March 13, 2023.

(9) Includes options, exercisable currently or within 60 days of March 13, 2023, to purchase 127,540 shares of common stock and includes 17,586 RSUs scheduled to vest within 60 days of March 13, 2023.

(10) Includes options, exercisable currently or within 60 days of March 13, 2023, to purchase 208,080 shares of common stock and includes 17,102 RSUs scheduled to vest within 60 days of March 21, 2023.

(11) Includes options, exercisable currently or within 60 days of March 13, 2023, to purchase 31,800 shares of common stock and includes 23,088 RSUs scheduled to vest within 60 days of March 13, 2023.

(12) Includes options, exercisable currently or within 60 days of March 13, 2023, to purchase an aggregate of 1,055,930 shares of common stock held by executive officers and includes an aggregate of 223,764 RSUs scheduled to vest within 60 days of March 13, 2023. Mr. Baude's holdings are not included in this total because he was no longer an executive officer as of March 13, 2023.

Director Deferred Stock Units

Under the CNO Board of Directors Deferred Compensation Plan, the non-employee directors may elect each year to defer some or all of their compensation, including the equity portion of the annual director fees. Any equity that is so deferred is represented by vested deferred stock units, on which dividend equivalents are paid during the deferral period. The deferred stock units are not entitled to vote. At the end of the deferral period selected by the director, one share of common stock will be issued for each deferred stock unit. As of March 13, 2023, the non-employee directors held deferred stock units as set forth below (these units are in addition to the share ownership set forth above):

Name	2022 Number of Deferred Stock Units	Total Deferred Stock Units
Stephen N. David	7,697	45,914
Mary R. (Nina) Henderson	7,697	45,914
Daniel R. Maurer	13,546	72,860
Frederick J. Sievert	7,697	45,914

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires CNO's directors and executive officers, and each person who is the beneficial owner of more than 10 percent of any class of CNO's outstanding equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of CNO. Specific due dates for these reports have been established by the SEC, and CNO is required to disclose any failure by such persons to file such reports for fiscal year 2022 by the prescribed dates. Officers, directors and greater than 10 percent beneficial owners are required to furnish CNO with copies of all reports filed with the SEC pursuant to Section 16(a). To CNO's knowledge, based solely on the review of the copies of the reports furnished to CNO and written representations that no other reports were required, all filings required pursuant to Section 16(a) of the Securities Exchange Act of 1934 applicable to CNO's officers, directors and greater than 10 percent beneficial owners were timely made by each such person during the year ended December 31, 2022.

Other Information

Shareholder Proposals for 2024 Annual Meeting

Any proper proposal which a shareholder wishes to have included in the Board's Proxy Statement and form of proxy for the 2024 Annual Meeting of Shareholders pursuant to SEC Rule 14a-8 must be received by CNO by November 30, 2023. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the Proxy Statement for the 2024 Annual Meeting of Shareholders.

The Board has implemented a proxy access provision in the Company's Bylaws, which permits a shareholder or group of up to 20 shareholders owning 3% or more of the Company's common stock continuously for at least three years to nominate for election to the Board, and include in the Company's Proxy Materials for its Annual Meeting of Shareholders, nominees constituting up to the greater of 20% of the number of directors then serving on the Board (rounding down to the closest whole number) or two individuals, subject to certain limitations and provided that such nominating shareholder(s) and nominee(s) satisfy the informational and other applicable requirements specified in the Bylaws. Pursuant to our proxy access Bylaw, notice must be received by the Secretary of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date on which the Company's definitive Proxy Statement was released to shareholders in connection with the prior year's Annual Meeting. Accordingly, to be timely for inclusion in the Proxy Materials for the Company's 2024 Annual Meeting of Shareholders, the Secretary must receive a shareholder's notice to nominate a director using the Company's Proxy Materials between October 31, 2023 and November 30, 2023, inclusive.

In addition, the Company's Bylaws establish advance notice procedures with regard to certain matters, including shareholder nominations for directors, to be brought before a meeting of shareholders at which directors are to be elected, as well as other shareholder proposals. In the case of an annual meeting, notice must be received by the Secretary of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's Annual Meeting. In the case of a special meeting of shareholders at which directors are to be elected, notice of a shareholder nomination must be received by the Secretary of the Company no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made. A nomination will not be considered if it does not comply with these notice procedures and the additional requirements set forth in our Bylaws, including, as appropriate, those set forth in Rule 14a-19 of the Securities Exchange Act of 1934.

Any shareholder who wishes to submit a proposal to be acted upon at the 2024 Annual Meeting of Shareholders or who wishes to nominate a candidate for election as director should obtain a copy of these Bylaw provisions and may do so by written request addressed to the Secretary of CNO Financial Group, Inc. at 11825 North Pennsylvania Street, Carmel, Indiana 46032. Please note that these Bylaw requirements are separate from the SEC's requirements to have a shareholder nomination or other proposal included in our proxy statement.

Annual Report

Access to CNO's Annual Report for 2022 (which includes its Annual Report on Form 10-K as filed with the SEC) is being provided with this Proxy Statement to all holders of common stock as of March 13, 2023. The Annual Report is not part of the proxy solicitation material. If you wish to receive an additional copy of the Annual Report for 2022, the Form 10-K, this Proxy Statement or the Notice without charge, please contact CNO Financial Group, Inc. Investor Relations, 11825 North Pennsylvania Street, Carmel, Indiana 46032; or by telephone (317) 817-2893 or email ir@CNOinc.com.

Householding of Proxy Materials

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker. You may also call (800) 542-1061 or write to: Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of a copy of the Proxy Statement and Annual Report by contacting CNO Financial Group, Inc. Investor Relations, 11825 North Pennsylvania Street, Carmel, Indiana 46032, (317) 817-2893 or email ir@CNOinc.com

Information Related to Certain Non-GAAP Financial Measures

Net operating income is defined as net income before: (i) net realized investment gains or losses from sales, impairments and change in allowance for credit losses, net of related amortization and taxes; (ii) net change in market value of investments recognized in earnings, net of taxes; (iii) fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed index annuities, net of related amortization and taxes; (iv) fair value changes related to the agent deferred compensation plan, net of taxes; (v) loss related to reinsurance transaction, net of taxes; (vi) loss on extinguishment of debt, net of taxes; (vii) changes in the valuation allowance for deferred tax assets and other tax items; and (viii) other non-operating items consisting primarily of earnings attributable to variable interest entities, net of taxes. Management uses this measure to evaluate performance because the items excluded from net operating income can be affected by events that are unrelated to the Company's underlying fundamentals. A reconciliation from net operating income (and related per share amounts) to net income is as follows (dollars in millions, except per share amounts):

	Year ended December 31,	
	2022	**2021**
Insurance product margin:		
Annuity margin	$ 161.1	$ 270.3
Health margin	477.3	493.0
Life margin	172.9	150.4
Total insurance product margin	811.3	913.7
Allocated expenses	(596.6)	(566.5)
Income from insurance products	214.7	347.2
Fee income	23.7	19.4
Investment income not allocated to product lines	159.5	184.5
Expenses not allocated to product lines	(40.8)	(80.5)
Operating earnings before taxes	357.1	470.6
Income tax expense on operating income	(83.2)	(105.0)
Net operating income	273.9	365.6
Non-operating items:		
Net realized investment gains (losses) from sales, impairments and change in allowance for credit losses (net of related amortization)	(58.8)	34.8
Net change in market value of investments recognized in earnings	(73.2)	(17.4)
Fair value changes in embedded derivative liabilities (net of related amortization)	247.2	67.2
Fair value changes related to agent deferred compensation plan	48.9	8.9
Other	(3.9)	3.6
Net non-operating income before taxes	160.2	97.1
Income tax expense on non-operating income	37.3	21.7
Net non-operating income	122.9	75.4
Net income	$ 396.8	$ 441.0

	Year ended December 31,	
	2022	**2021**
Per diluted share:		
Net operating income	$2.33	$2.79
Net realized investment gains (losses) from sales, impairments and change in allowance for credit losses (net of related amortization and taxes)	(.38)	.20
Net change in market value of investments recognized in earnings (net of taxes)	(.48)	(.10)
Fair value changes in embedded derivative liabilities (net of related amortization and taxes)	1.61	.40
Fair value changes related to agent deferred compensation plan (net of taxes)	.32	.05
Other	(.03)	.02
Net income	$3.37	$3.36

Total allocated and unallocated expenses adjusted for certain significant items are summarized below (dollars in millions):

	2022	**2021**
	---	---
Expenses allocated to product lines	$596.6	$566.5
Expenses not allocated to product lines	40.8	80.5
Net expenses related to significant legal and regulatory matters	—	(12.8)
Experience refund related to a reinsurance agreement	22.5	—
Transaction expenses related to acquisition of DirectPath	—	(2.5)
Adjusted total	$659.9	$631.7

Management also believes that operating return on equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards, enhances the understanding of our operating results.

This non-GAAP financial measure differs from return on equity because accumulated other comprehensive income (loss) has been excluded from the value of equity used to determine this ratio. Management believes this non-GAAP financial measure is useful because it removes the volatility that arises from changes in accumulated other comprehensive income (loss). Such volatility is often caused by changes in the estimated fair value of our investment portfolio resulting from changes in general market interest rates rather than the business decisions made by management.

In addition, our equity includes the value of significant net operating loss carryforwards (included in income tax assets). In accordance with GAAP, these assets are not discounted, and accordingly will not provide a return to shareholders (until after it is realized as a reduction to taxes that would otherwise be paid). Management believes that excluding this value from the equity component of this measure enhances the understanding of the effect these non-discounted assets have on operating returns and the comparability of these measures from period to period.

Operating return measures are used in measuring the performance of our business units and are used as a basis for incentive compensation.

The calculations of: (i) operating return on equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure); (ii) operating return, excluding significant items, on equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure); and (iii) return on equity are as follows (dollars in millions):

	Year ended December 31,		
	2022	2021	2020
Net operating income	$ 273.9	$ 365.6	$ 362.3
Net Income	$ 396.8	$ 441.0	$ 301.8
Average common equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$3,176.0	$3,026.0	$2,812.4
Average common shareholders' equity	$2,632.8	$5,197.4	$4,665.4
Operating return on equity, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	8.6%	12.1%	12.9%
Return on equity	15.1%	8.5%	6.5%

A reconciliation of consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure) to common shareholders' equity, is as follows (dollars in millions):

	4Q19
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$2,761.9
Net operating loss carryforwards	542.6
Accumulated other comprehensive income	1,372.5
Common shareholders' equity	$4,677.0

	1Q20	2Q20	3Q20	4Q20
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$2,701.2	$2,784.2	$2,905.1	$2,956.2
Net operating loss carryforwards	469.4	426.8	377.2	341.9
Accumulated other comprehensive income	595.2	1,520.2	1,801.6	2,186.1
Common shareholders' equity	$3,765.8	$4,731.2	$5,083.9	$5,484.2

	1Q21	2Q21	3Q21	4Q21
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure)	$3,019.5	$3,035.6	$3,036.3	$3,068.9
Net operating loss carryforwards	323.1	292.9	266.9	243.7
Accumulated other comprehensive income	1,518.1	1,995.5	1,929.7	1,947.1
Common shareholders' equity	$4,860.7	$5,324.0	$5,232.9	$5,259.7

	1Q22	2Q22	3Q22	4Q22
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non- GAAP financial measure)	$3,072.2	$ 3,162.3	$ 3,272.7	$ 3,324.9
Net operating loss carryforwards	238.2	214.7	190.9	169.0
Accumulated other comprehensive income (loss)	380.5	(1,165.0)	(2,165.7)	(2,093.1)
Common shareholders' equity	$3,690.9	$ 2,212.0	$ 1,297.9	$ 1,400.8

A reconciliation of consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure) to common shareholders' equity, is as follows (dollars in millions):

	Trailing four quarter average		
	4Q22	4Q21	4Q20
Consolidated capital, excluding accumulated other comprehensive income (loss) and net operating loss carryforwards (a non-GAAP financial measure) . .	$3,176.0	$3,026.0	$2,812.4
Net operating loss carryforwards	212.6	293.9	428.9
Accumulated other comprehensive income (loss)	(755.8)	1,877.5	1,424.1
Common shareholders' equity	$2,632.8	$5,197.4	$4,665.4

Book value per diluted share reflects the potential dilution that could occur if outstanding stock options were exercised; and restricted stock and performance units were vested. The dilution from options, restricted shares and performance units is calculated using the treasury stock method. Under this method, we assume the proceeds from the exercise of the options (or the unrecognized compensation expense with respect to restricted stock and performance units) will be used to purchase shares of our common stock at the closing market price on the last day of the period. In addition, the calculation of this non-GAAP measure differs from the corresponding GAAP measure because accumulated other comprehensive income (loss) has been excluded from the value of capital used to determine this measure. Management believes this non-GAAP measure is useful because it removes the volatility that arises from changes in the unrealized appreciation (depreciation) of our investments.

A reconciliation from book value per share to book value per diluted share, excluding accumulated other comprehensive income (loss) is as follows (dollars in millions, except share and per share amounts):

	December 31,	
	2022	2021
Total shareholders' equity	$ 1,400.8	$ 5,259.7
Shares outstanding at period end	114,343,070	120,377,152
Book value per share	$ 12.25	$ 43.69
Total shareholders' equity	$ 1,400.8	$ 5,259.7
Accumulated other comprehensive income (loss)	(2,093.1)	1,947.1
Adjusted shareholders' equity excluding accumulated other comprehensive income (loss)	$ 3,493.9	$ 3,312.6
Shares outstanding at period end	114,343,070	120,377,152
Dilutive common stock equivalents related to:		
Amounts related to employee benefit plans	2,499,071	2,953,586
Diluted shares outstanding	116,842,141	123,330,738
Book value per diluted share (a non-GAAP financial measure)	$ 29.90	$ 26.86

The debt to capital ratio, excluding accumulated other comprehensive income (loss), differs from the debt to capital ratio because accumulated other comprehensive income (loss) has been excluded from the value of capital used to determine this measure. Management believes this non-GAAP financial measure is useful because it removes the volatility that arises from changes in the unrealized appreciation (depreciation) of our investments. A reconciliation of these ratios is as follows (dollars in millions):

	December 31, 2022
Corporate notes payable	$1,138.8
Total shareholders' equity	1,400.8
Total capital	$2,539.6
Debt to capital ratio	44.8%
Corporate notes payable	$1,138.8
Total shareholders' equity	1,400.8
Less accumulated other comprehensive income (loss)	2,093.1
Total capital	$4,632.7
Debt to total capital ratio, excluding accumulated other comprehensive loss (a non-GAAP financial measure)	24.6%

The following reconciles our free cash flow to the change in holding company cash and investments (dollars in millions):

	Year ended December 31, 2022
Holding company cash flows, excluding capital transactions[1]:	
Dividends from subsidiaries, net of contributions	$ 156.7
Management fees	124.0
Surplus debenture interest	58.8
Earnings on corporate investments	9.7
Other	3.4
Holding company sources of cash, excluding capital transactions:	352.6
Holding company expenses and other	(105.7)
Tax payments	(22.9)
Interest expense	(60.8)
Cash flow to holding company, excluding capital transactions:	163.2
Share repurchases	(179.9)
Dividend payments to stockholders	(64.8)
Net change in holding company cash and investments	(81.5)
Non-cash changes in investment balances	—
Cash and investments, beginning of period	248.6
Cash and investments, end of period	$ 167.1

(1) Cash flows exclude share repurchases, capital contributions to insurance subsidiaries, dividend payments and refinancing and acquisition transactions.

Other Matters

Management knows of no other matters which may be presented at the Annual Meeting. If any other matters should properly come before the meeting or any adjournment or postponement thereof, the persons named in the form of proxy will vote in accordance with their best judgment on such matters.

CNO Financial Group, Inc.

11825 N. Pennsylvania Street
Carmel, IN 46032
(317) 817-6100

CNOinc.com